Exhibit 99.5

Sun Life Financial Inc.

Annual Report 2006

Delivering Excellence

Sun Life Financial

Financial summary

Delivering business excellence

Delivering shareholder value

1,739
1,906
2,091
2004
2005
2006

$2.91
$3.24
$3.62
2004
2005
2006

12.0%
13.1%
13.8%
2004
2005
2006

Top tier financial strength and diversified business mix

A.M. Best	**A++**
Moody's	**Aa2**
Standard & Poor's	**AA+**

Financial strength ratings – Sun Life Assurance Company of Canada
At December 31, 2006

- Canada – 48%
- U.S. – 21%
- MFS – 11%
- Asia – 5%
- Corporate – 15%

359.7
387.4
436.5
2004
2005
2006

Assets under management
At December 31 (CDN$ billions)

- General funds
- Segregated funds
- Other assets under management

Sun Life Financial Inc. | sunlife.com 1

Mission

To help customers achieve lifetime financial security

Importance
Protect my business
Protect assets if a dependent becomes ill
Retirement
Protect assets from major health setback
Pass on assets
Provide income if unable to work
Protect dependents if I die
Early retirement
Travel
Estate Planning
Savings
Buy a home
Protect savings from market volatility
Buy a second home
Begin retirement savings
Start a business
Protection
Save for education
Buy a car
20
30
40
50
60
70
80
Changing Needs

6 Sun Life Financial Inc. | Annual Report 2006

The following is searchable text of the graphics shown above.

Sun Life	Annual Report	Delivering
Financial Inc.	2006	Excellence

CORPORATE PROFILE

INTERNATIONAL FINANCIAL SERVICES LEADER

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth management products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. At December 31, 2006, the Sun Life Financial group of companies had total assets under management of CDN$436 billion. Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE), and Philippine (PSE) stock exchanges under ticker symbol SLF.

MISSION	To help customers achieve lifetime financial security.

VISION	To be an international leader in protection and wealth management.

VALUES	INTEGRITY
We are committed to the highest standards of business ethics and good governance.

ENGAGEMENT
We value our diverse, talented workforce and encourage, support and reward them in contributing to the full extent of their potential.

CUSTOMER FOCUS
We provide sound financial solutions for our customers and always work with their interests in mind.

EXCELLENCE
We pursue operational excellence through our dedicated people, our quality products and services, and our value-based risk management.

VALUE
We deliver value to the customers and shareholders we serve and to the communities in which we operate.

CONTENTS

1	Financial summary

2	The world of Sun Life Financial

4	Chairman’s message

5	Chief Executive Officer’s message

9	Management’s discussion and analysis

46	Consolidated financial statements

101	Sources of earnings

103	Six-year summary

104	Eleven-year summary

106	Board governance

108	International leadership

110	Subsidiary and affiliate companies

112	Major offices

113	Corporate and shareholder information

We invite you to read Sun Life Financial’s 2006 Public Accountability Statement which details our support to communities in Canada and around the world. This report will be available online at sunlife.com in mid-May 2007.

FINANCIAL SUMMARY

DELIVERING BUSINESS EXCELLENCE

• All key 2006 financial objectives achieved

• Highly diversified operations by geography and business

• Leadership in key markets and growing international businesses

• Continued expansion of international distribution capabilities

• Strong capital position and effective capital deployment

• Disciplined risk management practices

DELIVERING SHAREHOLDER VALUE

Common shareholders’	Basic earnings per common	Return on common shareholders’
net income – Operating(1)	share – Operating(1)	equity – Operating(1)
For the year ended	For the year ended	For the year ended
December 31 (CDN$ millions)	December 31 (CDN$)	December 31

		2006	2005	2004
Market capitalization (at December 31, CDN$ millions)		28,203	27,195	23,771
Closing share price (at December 31)	TSX (CDN$)	49.32	46.73	40.15
	NYSE (US$)	42.35	40.13	33.54
	PSE (Pesos)	2,050	2,130	1,830
Dividends per common share (for the year ended December 31, CDN$)		1.15	0.99	0.86
Common share dividend yield (for the year ended December 31)		2.5%	2.3%	2.3%

TOP TIER FINANCIAL STRENGTH AND DIVERSIFIED BUSINESS MIX

(1)             Operating earnings and other financial information based on operating earnings, such as operating earnings per share, operating return on equity and operating earnings by business segment, are non-GAAP measures. They have no standardized definitions under Canadian GAAP and may not be comparable to similar measures presented by other issuers. Financial results not specifically referred to as “operating” have been determined in accordance with GAAP. See Non-GAAP financial measures on page 18 for further information.

Sun Life Financial Inc. | sunlife.com	1

THE WORLD OF SUN LIFE FINANCIAL

Since 1865
7,320 employees
3,450 Clarica Sales Force
Wholesale distribution channels

Business lines

Individual Life and Health Insurance
Individual Annuities and Savings
Group Life and Health Insurance
Group Retirement Products and Services
Investment Management Services
Mutual Funds (through 36%-owned CI Financial Income Fund)
Reinsurance

Since 1998

380 employees

Business lines

IT Services

Claims Handling and Annuities Processing

Reinsurance

Since 1881

30 employees

Business lines

Individual Life Insurance

Individual Annuities

Investment Products

Sales and marketing of retail and institutional products

Global investment research

Business lines

Mutual Funds

Institutional Accounts

Since 1895

3,000 employees

Wholesale distribution channels with independent brokers, financial planners, general agents, national distributors and financial institutions

Business lines

Individual Fixed, Fixed Index and Variable Annuities

Individual Life Insurance

Corporate-owned and Bank-owned Life Insurance (COLI/BOLI)

Group Life, Disability and Medical Stop-Loss Insurance

Group Retirement Services
Investment Management Services
Reinsurance

MFS Investment Management

Since 1924

1,970 employees

Global asset management

Wholesale distribution channels

Business lines

Mutual Funds

Variable Annuities

Managed Accounts

Institutional Accounts

Structured Products

At December 31, 2006

2	Sun Life Financial Inc. | Annual Report 2006

Since 1893

30 head office employees

415 third-party employees providing asset management and administration services

Business lines

Individual Life Insurance

Individual Annuities and Pensions

MFS Investment Management

Sales and marketing of retail and institutional products
Global investment research

Business lines

Mutual Funds

Institutional Accounts

Sales and marketing of retail and institutional products

Global investment research

Business lines

Mutual Funds

Institutional Accounts

Since 1999

Joint venture with Aditya Birla Group

3,470 employees

34,000 agency force

Bancassurance

Financial intermediaries

Business lines

Individual Life Insurance

Group Life Insurance

Group Pensions

Mutual Funds

India Service Centre

Since 2005

60 employees

Business lines

IT Services

Business Processing

Since 1995

270 employees

2,230 agency force

Bancassurance

Business lines

Individual Life Insurance

Since 2002

Joint venture with China Everbright Group Limited

Operating as Sun Life Everbright

530 employees

2,950 agency force

Bancassurance

Business lines

Individual Life and Health Insurance

Group Life Insurance

Sales and marketing of retail and institutional products

Global investment research

Business lines

Mutual Funds

Institutional Accounts

Since 1892

560 employees

1,340 agency force

Bancassurance

Financial intermediaries

Business lines

Individual Life Insurance

Group Life and Health Insurance

Investment Products

Investment Management Services

Mandatory Provident Fund

Since 1895

620 employees

3,800 agency force

Bancassurance

Financial intermediaries

Business lines

Individual Life Insurance

Education and Pension Plans

Group Life and Health Insurance

Mutual Funds

Sun Life Financial Inc. | sunlife.com	3

CHAIRMAN’S MESSAGE

In 2006, the management and employees of Sun Life Financial focused on delivering excellence in terms of value to our shareholders, policyholders and customers while remaining committed to the highest standards of business ethics and good governance. The Board of Directors contributes to the short- and long-term success of the Company by effectively executing its overall stewardship role. I am pleased to report to you on the Board’s contribution to the organization’s performance during the year.

DELIVERING EXCELLENCE

The Board of Directors is actively engaged in monitoring the execution of the Company’s strategic plan and business objectives. An annual two-day off-site strategy meeting is held to allow for an in-depth consideration of strategic options. At every regular meeting, the Board monitors the business environment and discusses strategic activity and financial and operating performance with the key Company executives. Don Stewart’s Letter to Shareholders reports on the Company’s achievement of financial and operating targets for 2006.

ETHICAL BEHAVIOUR

The Company’s approach to business conduct is based on ethical behaviour, adhering to high business standards, integrity and respect. The Board of Directors sets an ethical “tone from the top,” satisfies itself that senior management sustains a culture of integrity throughout the organization and seeks assurance from the auditors that high ethical standards are reflected in the internal control environment.

GOOD GOVERNANCE

A strong corporate governance structure is an essential foundation for the growth and success of your Company. The Board seeks to continually improve its processes through regular evaluations, monitoring and adopting best practices and transparent disclosure to our stakeholders. We are pleased that our corporate governance practices and disclosure are well ranked by external governance organizations.

Executive management and Board renewal and succession are key priorities. The Board supported Don Stewart’s recent strengthening of the executive management team with three new executive hires. Two directors, Bill Fatt and Jim Prieur resigned during the year. Their important contribution to the Company and Board is acknowledged, with thanks. A new director, Mitch Merin, was recruited and will be standing for election at the Annual Meeting on May 9, 2007.

On behalf of the Board of Directors, I congratulate and thank the management and employees of Sun Life Financial for their achievements during 2006.

Ronald W. Osborne

Chairman of the Board

4	Sun Life Financial Inc. | Annual Report 2006

CHIEF EXECUTIVE OFFICER’S MESSAGE

In 2006, Sun Life Financial made significant progress in delivering excellence across our diverse, international businesses. Our commitment to sustainable earnings growth, building a diversified business and enhancing distribution capabilities helped us succeed and deliver strong value to you, our shareholders.

We experienced record operating earnings of $2.1 billion, reflecting an increase of 10 per cent over 2005. We met or exceeded key commitments to shareholders. And we continued to strengthen our earnings platform, which is diversified by geography and lines of business. More than half of our 2006 income was earned outside of our Canadian operation.

DELIVERING EXCELLENCE

Since becoming a public company, Sun Life has consistently delivered strong performance. Our earnings are of high quality, and we have industry-leading risk management practices. Our success is the direct result of the right strategy, successfully delivered.

2006 demonstrated the strength of our diversified earnings platform and our expanding distribution capabilities. In Asia, annual earnings increased 140 per cent over 2005, reaching more than $100 million for the first time. This impressive growth is a direct result of our strategy of expanding Sun Life’s international distribution capabilities.

The growth of Birla Sun Life Insurance Company’s sales force during 2006, to over 34,000 advisors in 116 branches serving 95 cities, contributed to a 53 per cent growth in full year agency sales in India in 2006 over 2005 on a local currency basis. In China, Sun Life Everbright Insurance sales were up 108 per cent over 2005 on a local currency basis, following rapid geographic expansion in 2006. Our operations in Hong Kong, the Philippines, and Indonesia each delivered significant sales increases.

In the United States, we achieved excellent penetration in the U.S. broker channel and we are now working with nine of America’s top ten independent firms. In January 2007, we announced the acquisition of Genworth Financial’s group benefits business. The group insurance business is one of Sun Life’s core competencies, and the addition of this high-quality franchise adds scope and scale and significantly enhances our competitive position in the U.S. This acquisition solidifies Sun Life as a top ten player in the U.S. group business and demonstrates our continued delivery on key commitments.

Donald A. Stewart Chief Executive Officer

Sun Life Financial Inc. | sunlife.com	5

At MFS we achieved record assets under management of US$187 billion, up US$25 billion over 2005. MFS’s institutional business continued to experience solid growth, representing an important component of our overall business. With one of the strongest brands in asset management, an enviable track record and distribution system, a growing international presence and improved profit margins, MFS is poised for continued growth.

In Canada, Group Retirement Services led the Canadian industry in defined contribution sales, with asset retention levels two-and-a-half times those of its closest competitor. We also continued our expansion in the wholesale channel for life and health insurance, achieving solid progress and complementing the efforts of the Clarica Sales Force.

MISSION

TO HELP CUSTOMERS ACHIEVE LIFETIME FINANCIAL SECURITY

This life stages chart illustrates the changing financial needs of our customers as they progress through life’s important events and highlights the integral role of protection and savings products to meet these needs. From Toronto to Tianjin, our people and our products assist individuals and families through these important life stages.

6	Sun Life Financial Inc. | Annual Report 2006

RECOGNITION OF SUN LIFE’S EXCELLENCE

Our delivery of excellence has been recognized externally on a number of important fronts.

Sun Life U.S. has once again been awarded DALBAR’s Financial Intermediary Post-Sale Service Award for 2006, recognizing Sun Life’s “unwavering service commitment to financial intermediaries within the industry.”

In Canada, our Group businesses continue to have industry-leading customer retention rates.

The Company was once again named one of Canada’s Top 100 Employers by Mediacorp Canada Inc.

And for the third year in a row, Corporate Knights and Innovest Strategic Value Advisors named Sun Life Financial one of The Global 100 Most Sustainable Corporations in the World for excellence in social, environmental and strategic governance practices.

2007 PRIORITIES

Sun Life’s commitment to excellence is unwavering, but our strategies for delivering excellence will continue to evolve.

We maintain our focus on consistently seeking new and better ways to do things. Sun Life’s leadership team has developed a number of priorities for 2007. These include capitalizing on the aging demographic across North America, increasing growth in the highly competitive and consolidated Canadian marketplace, continuing to strengthen our strategic position in the U.S., improving profitability in Asia, reinforcing our investment management direction and enhancing productivity and efficiency.

Our mission is to help our customers achieve lifetime financial security. We remain committed above all else to helping our customers during all of life’s important stages to realize their dreams and prepare for life’s financial challenges. This remains a critical priority for every Sun Life employee.

Our superior financial strength enables us to deliver on our promises to our customers, shareholders, investors and policyholders. But our greatest strength is our people – our highly skilled, motivated and professional employees, advisors and business partners. And we draw our inspiration from the loyalty of our customers and the high expectations of our shareholders. Each group plays a critical role in helping Sun Life deliver excellence. For that, I thank all of you.

We look forward to delivering excellence to you again in 2007.

Donald A. Stewart

Chief Executive Officer

Sun Life Financial Inc. | sunlife.com	7

FINANCIAL REVIEW

Table of contents

MANAGEMENT’S DISCUSSION AND ANALYSIS

10	Financial highlights
11	Enterprise mission, vision, values and strategy
12	Financial performance and objectives
12	Business overview
13	Performance overview
14	Consolidated results of operations
18	Non-GAAP financial measures
19	SLF Canada
22	SLF U.S.
24	MFS
26	SLF Asia
29	Corporate
30	Corporate developments
30	Critical accounting estimates
33	Accounting policies
35	Risk management
37	Controls and procedures
38	Investments
39	Financial position and liquidity
45	Legal and regulatory proceedings

CONSOLIDATED FINANCIAL STATEMENTS

46	Financial reporting responsibilities
47	Management’s report on internal control over financial reporting
48	Consolidated statements of operations
49	Consolidated balance sheets
50	Consolidated statements of equity
51	Consolidated statements of cash flows
52	Consolidated statements of changes in segregated funds net assets
52	Consolidated statements of segregated funds net assets
53	Notes to the consolidated financial statements
	53	Note 1	Accounting policies
	56	Note 2	Changes in accounting policies
	59	Note 3	Acquisition and disposal
	60	Note 4	Segmented information
	61	Note 5	Fair value of financial instruments
	62	Note 6	Invested assets and income
	67	Note 7	Derivative financial instruments
	68	Note 8	Goodwill and intangible assets
	69	Note 9	Other assets
	69	Note 10	Actuarial liabilities and other policy liabilities
	73	Note 11	Senior debentures
	74	Note 12	Other liabilities
	75	Note 13	Subordinated debt
	75	Note 14	Non-controlling interests in subsidiaries
	75	Note 15	Share capital and normal course issuer bid
	77	Note 16	Operating expenses
	77	Note 17	Earnings per share
	77	Note 18	Stock-based compensation
	80	Note 19	Income taxes
	81	Note 20	Commitments, guarantees and contingencies
	83	Note 21	Pension plans and other post-retirement benefits
	85	Note 22	Foreign exchange gain
	85	Note 23	Variable interest entities
	86	Note 24	Summary of differences between accounting principles generally accepted in Canada and in the United States
	98	Note 25	Comparative figures
99	Appointed Actuary’s Report
99	Reports of Independent Registered Chartered Accountants

8	Sun Life Financial Inc. | Annual Report 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS

Dated February 8, 2007

In this Management’s Discussion and Analysis (MD&A), Sun Life Financial Inc. (SLF Inc.) and its consolidated subsidiaries, significant equity investments and joint ventures are collectively referred to as “Sun Life Financial” or the “Company”. Unless otherwise indicated, all information in this MD&A is presented as at and for the year ended December 31, 2006, and amounts are expressed in Canadian dollars. Where information at and for the year ended December 31, 2006 is not available, information available for the latest period before December 31, 2006 is used. Financial information, except where otherwise noted, is presented in accordance with Canadian generally accepted accounting principles (GAAP), and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada (OSFI). Additional information relating to the Company can be found in SLF Inc.’s Consolidated Financial Statements and accompanying notes (Consolidated Financial Statements) and Annual Information Form (AIF) for the year ended December 31, 2006, and other documents filed with applicable securities regulators in Canada, which may be accessed at www.sedar.com, and with the United States Securities and Exchange Commission (SEC), which may be accessed at www.sec.gov.

USE OF NON-GAAP FINANCIAL MEASURES

Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with GAAP, including earnings, earnings per share (EPS) and return on equity (ROE). The Company’s performance is also evaluated using certain non-GAAP measures, including operating earnings, and financial measures based on operating earnings, including operating EPS and operating ROE, that exclude certain significant items that are not operational or ongoing in nature. Management also uses financial performance measures that are prepared on a constant currency basis, which excludes the impact of currency fluctuations. The performance of business segments is evaluated using ROE that is based on an allocation of common equity or risk capital to the business segments, based on assumptions, judgments and methodologies that are regularly reviewed and revised by management. Management also monitors MFS’s pre-tax operating profit margin ratio, which excludes certain fee income, as a means of measuring the underlying profitability of that business. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full year results of the Company’s ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in this MD&A under the heading “Non-GAAP financial measures” on page 18 and in the Supplementary Financial Information packages that are available in the Investor Relations – Financial Publications section of Sun Life Financial’s website, www.sunlife.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained or incorporated by reference in this MD&A, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include the information concerning possible or assumed future results of operations of Sun Life Financial set out under Enterprise mission, vision, values and strategy, Financial performance and objectives, Business overview, Performance overview, SLF Canada, SLF U.S., MFS, SLF Asia, Corporate, Investments and Financial position and liquidity. These statements represent the Company’s expectations, estimates and projections regarding future events and are not historical facts. The forward-looking statements contained or incorporated by reference in this MD&A are stated as of the date hereof, are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Future results and stockholder value may differ materially from those expressed in the forward-looking statements contained or incorporated by reference in this MD&A due to, among other factors, the matters set out under Critical accounting estimates on page 30 and Risk management on page 35 of this MD&A and Risk factors contained in SLF Inc.’s AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim financial statements and the notes thereto, which are available for review at www.sedar.com and www.sec.gov.

Factors that could cause actual results to differ materially from expectations include, but are not limited to, the performance of equity markets; interest rate fluctuations; changes in legislation and regulations including tax laws; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks relating to product design and pricing; investment losses and defaults; the occurrence of natural or man-made disasters, including pandemic diseases and acts of terrorism; risks relating to operations in Asia, including risks relating to joint ventures; failure of computer systems and internet enabled technology; breaches of computer security and privacy; availability, cost and effectiveness of reinsurance; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; dependence on third-party relationships including outsourcing arrangements; currency exchange rate fluctuations; the impact of competition; downgrades in financial strength or credit ratings; the ability to successfully complete and integrate acquisitions; the ability to attract and retain employees; and the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds. The Company does not undertake any obligation to update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.

Sun Life Financial Inc. | sunlife.com	9

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL HIGHLIGHTS

	(in millions of dollars, except earnings and dividends per share, ROE, dividend payout ratio and dividend yield)	2006	2005(1)	2004(1)
Common shareholders’ net income	Operating(2)	2,091	1,906	1,739
	Reported	2,089	1,843	1,680
Basic earnings per share (EPS)	Operating(2)	3.62	3.24	2.91
	Reported	3.62	3.14	2.81
Return on common shareholders’ equity (ROE)	Operating(2)	13.8%	13.1%	12.0%
	Reported	13.8%	12.6%	11.6%
	Dividends per common share	1.15	0.99	0.86
	Dividend payout ratio(2)(3)	32%	31%	30%
	Dividend yield	2.5%	2.3%	2.3%
	Total revenue	24,287	21,918	21,730
	Premiums, deposits and fund sales
	Premium revenue, including ASO premium equivalents	17,327	15,329	15,100
	Segregated fund deposits	8,753	7,205	7,145
	Mutual fund sales	20,412	20,329	19,884
	Managed fund sales	26,116	31,135	23,981
	Total premiums, deposits and fund sales	72,608	73,998	66,110
	Assets under management (AUM) (at December 31)
	General fund assets	117,831	110,866	107,803
	Segregated fund net assets	70,789	60,984	56,564
	Other AUM	247,865	215,539	195,283
	Total AUM	436,485	387,389	359,650
	Capital (at December 31)
	Subordinated debt	1,456	1,456	1,462
	Liabilities for Cumulative Capital Securities and Sun Life ExchangEable Capital Securities(4)	1,849	1,849	1,870
	Preferred shares	1,250	712	152
	Participating policyholders’ equity	92	85	77
	Total common shareholders’ equity	15,842	14,749	14,338
	Total capital	20,489	18,851	17,899

(1)             Certain comparative figures have been reclassified to conform with the presentation adopted in 2006.

(2)             Operating earnings, operating EPS, operating ROE and dividend payout ratio are non-GAAP measures and exclude certain items described on page 18 under the heading Non-GAAP financial measures.

(3)             The dividend payout ratio represents the ratio of common shareholders’ dividends to operating earnings.

(4)             These securities qualify as capital for Canadian regulatory purposes. Starting January 1, 2005, Cumulative Capital Securities (CCS) and Sun Life ExchangEable Capital Securities (SLEECS) were deconsolidated and reclassified as debentures in other liabilities in SLF Inc.’s Consolidated Financial Statements. Additional information is available on page 40 under the heading Capital.

FINANCIAL PERFORMANCE

In 2006, Sun Life Financial achieved record earnings, increased ROE and significantly expanded distribution capability. The Company exceeded its growth objectives for operating EPS, surpassing its 10% constant currency growth target with an increase of over 15%. The Company also surpassed its operating ROE growth objective in 2006. On a constant currency basis operating ROE increased by 110 basis points (bps) to 14.2%, well above the growth target of 75 to 100 bps. Operating earnings grew to $2,091 million, an increase of 10% from 2005 and reported earnings rose to $2,089 million, 13% higher than 2005.

The Company’s focus on delivering excellence in customer service, providing a diverse array of competitive product offerings and increasing its presence in multiple distribution channels contributed to revenue growth. Total revenue for 2006 of $24.3 billion was $2.4 billion higher than 2005. A $3.4 billion revenue increase, in constant currency, mainly from both higher premiums and net investment income was partly offset by a $1.0 billion reduction from the strengthened Canadian dollar against foreign currencies compared to 2005. Fee income of $3.0 billion was up $115 million from the 2005 full year amount, with additional fees earned on higher AUM, partly diminished by the unfavourable currency impact from a stronger Canadian dollar.

Total premiums, deposits and fund sales decreased by $1.4 billion to $72.6 billion for the year ended December 31, 2006. The rise in premiums and segregated fund deposits was more than offset by lower managed fund sales.

The financial strength ratings of Sun Life Financial’s primary insurance subsidiaries are shown in the following table:

Standard &
FINANCIAL STRENGTH RATINGS (as at December 31, 2006)	A.M. Best	Moody’s	Poor’s
Sun Life Assurance Company of Canada	A++	Aa2	AA+
Sun Life Assurance Company of Canada (U.S.)	A++	Aa2	AA+

10	Sun Life Financial Inc. | Annual Report 2006

Management’s discussion and analysis

ENTERPRISE MISSION, VISION, VALUES AND STRATEGY

MISSION

To help customers achieve lifetime financial security

VISION

To be an international leader in protection and wealth management

VALUES

These values guide us in achieving our strategy:

VALUES	INTEGRITY	ENGAGEMENT
	We are committed to the highest standards of business ethics and good governance.	We value our diverse, talented workforce and encourage, support and reward them in contributing to the full extent of their potential.

CUSTOMER FOCUS	EXCELLENCE	VALUE
We provide sound financial solutions for our customers and always work with their interests in mind.	We pursue operational excellence through our dedicated people, our quality products and services, and our value-based risk management.	We deliver value to the customers and shareholders we serve and to the communities in which we operate.

STRATEGY

We will use our strengths around the world to help our customers achieve lifetime financial security and create value for our shareholders.

We will work to achieve our strategy through focused execution of the following six enterprise priorities in 2007:

GENERATE VALUE-BUILDING GROWTH	INTENSIFY CUSTOMER FOCUS	ENHANCE PRODUCTIVITY AND EFFICIENCY
Sustain profitable top-line growth and deliver on key medium-term financial targets.	Meet the needs of our customers by delivering top quality products and services.	Continuously improve productivity and efficiency to increase competitiveness.

STRENGTHEN RISK MANAGEMENT	FOSTER INNOVATION	LEVERAGE INTERNATIONAL RESOURCES
Enhance risk management processes and practices to maximize shareholder value.	Embed creativity and innovation throughout the organization to improve business results and gain competitive advantage.	Capitalize on our knowledge and international reach, disseminating expertise and resources across all of our operations.

Sun Life Financial Inc. | sunlife.com	11

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL PERFORMANCE AND OBJECTIVES

Measure	2006 Goals	2006 Results	2006 Achievements
			vs. goals

Operating EPS(1) growth	10%	15%	Exceeded target

Growth in EPS reflects the Company’s focus on generating sustainable earnings for shareholders on a constant currency basis.

Operating ROE(1) growth	75-100	110 basis points	Exceeded target

Growth in ROE is a significant driver of shareholder value and is a major focus for management across all businesses on a constant currency basis.	basis points

Dividend payout ratio(1) (2)	30%-40%	32%	Met target

The payment of common share dividends is an indicator of management’s confidence in the Company’s long-term ability to generate capital as well as its significant capital strength and flexibility.

For 2007, medium-term goals have been established for a 3-5 year time period. The medium-term operating EPS growth objective is 10% per annum and the medium-term operating ROE goal is 15%.

Sun Life Financial’s medium-term goals are based on the following assumptions and conditions:

•                  A rise in the average level of key equity market indices, primarily the S&P 500, by approximately 7%-8%

•                  Stability in North American interest rates across the yield curve

•                  Continuation of the current credit environment

•                  Stability in exchange rates between the Canadian dollar and foreign currencies, primarily the U.S. dollar and the British pound sterling

BUSINESS OVERVIEW

Sun Life Financial is a leading international financial services organization, offering a diverse range of life and health insurance, savings, investment management, retirement, and pension products and services to both individual and corporate customers.

The Company’s business model is one of balance.  It strives to establish scale and scope in each of the diversified markets in which it chooses to compete. It weighs the higher growth prospects in emerging markets against the relative stability of more mature operations. In a similar way, the Company’s protection business serves as a counterbalance to the wealth management business, ensuring that customers have access to complementary insurance, retirement and savings products that meet their specific needs. The following table shows the Company’s products by business segment.

Products	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate
Individual life insurance
Individual annuity and savings
Group life and health
Group pension and retirement
Mutual funds
Asset management
Individual health insurance
Reinsurance (life retrocession)

(1)             Operating EPS, operating ROE and the dividend payout ratio are non-GAAP measures. For additional information see the section under the heading Non-GAAP financial measures on page 18.

(2)             The dividend payout ratio represents the ratio of common shareholders’ dividends to operating earnings.

12	Sun Life Financial Inc. | Annual Report 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS

A hallmark of the Company’s operations is its strong focus on multi-channel distribution.  By offering more than one touch point, customers have the option of choosing how – and when – they can purchase products and access services.

Distribution channels	SLF Canada	SLF U.S.	MFS	SLF Asia
Direct sales agents
Independent and managing general agents
Financial intermediaries (e.g., brokers)
Banks
Pension and benefit consultants
Direct sales (including Internet)

DRIVERS OF PROFITABILITY

Several factors could affect the profitability of the Company’s operations, including changes in:

•                  Equity market performance

•                  Interest rates

•                  Credit experience

•                  Mortality and morbidity experience

•                  Surrender and lapse experience

•                  Spreads between the interest credited to policyholders and investment returns

•                  Currency exchange rates, regulatory environment and other external factors

The Company’s risk factors are described in SLF Inc.’s 2006 AIF under the heading Risk factors and the Company’s enterprise-wide risk management framework is described on page 35 of this MD&A under the heading Risk Management.

PERFORMANCE OVERVIEW

Sun Life Financial manages its operations and reports its financial results in five business segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial United States (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia), and Corporate. The Corporate segment includes the operations of Sun Life Financial’s United Kingdom business unit (SLF U.K.), the Company’s active reinsurance business, and Corporate Support operations, which include run-off reinsurance and revenue and expenses of a corporate nature not attributable to other segments.

Financial information on the Company’s segments is presented in both Canadian dollars and the segments’ local currency where appropriate.

2006 PERFORMANCE

The Company reported record common shareholders’ operating net income(1) for the year of $2,091 million, up 10% compared to $1,906 million in 2005. Each business group made significant progress in achieving its goals largely through organic business growth. The strengthening of the Canadian dollar against foreign currencies during 2006 reduced common shareholders’ operating net income by $71 million based on 2005 exchange rates. Reported common shareholders’ net income for the year was $2,089 million, an increase of $246 million, or 13%, from $1,843 million in 2005.

SLF Canada delivered solid results in 2006, making progress in its key areas of focus of continuing to strengthen distribution capabilities, top-line growth and operational effectiveness. The Individual Insurance & Investments business continued to develop its multi-distribution capabilities with improved productivity from the Clarica Sales Force in both insurance and wealth sales and a focus on increasing wholesale sales, which grew by 70% over 2005. SLF Canada leveraged its Total Benefits offering, which integrates the products and services of Group Benefits and Group Retirement Services (GRS) into a seamless service, resulting in a 4.3% increase in total joint clients between December 31, 2005 and October 31, 2006. Group Benefits performed strongly in 2006 with net sales for the full year 2006 up by over 30% over 2005, supported by continued industry-leading client retention rates of over 97%. GRS had an outstanding sales year with gross sales over $2.0 billion and rollover sales, a key strategic focus, exceeding $500 million in 2006 with $2.2 billion of rollover assets under management at December 31, 2006.

SLF U.S. progressed steadily towards its goals of strengthening its distribution network, achieving top-line growth, improving efficiency and delivering excellence. Variable annuity sales gained important traction in 2006 as total gross sales in U.S. dollars rose by 22%, with a healthy 30% increase in gross domestic sales over 2005. Net variable annuity redemptions continued in 2006 with slightly higher levels of withdrawals of US$3.1 billion compared to US$2.9 billion in 2005. The Individual Life business unit maintained total new premium and deposits growth momentum with strong increases of US$354 million and US$473 million in both core universal life and bank-owned life insurance products, respectively, compared to 2005, including the new BOLI Pooled Stable Value product. SLF U.S. also continued to leverage its multi-site service strategy to improve service capability and reduce costs.

On January 10, 2007, SLF Inc. entered into an agreement to purchase the U.S. group benefits business of Genworth Financial, Inc. (Genworth) for US$650 million. The acquisition will add significant scale and

(1)             Operating earnings, operating EPS and operating ROE are non-GAAP measures and exclude the items described in this MD&A under the heading Non-GAAP financial measures on page 18.

Sun Life Financial Inc. | sunlife.com	13

MANAGEMENT’S DISCUSSION AND ANALYSIS

scope to Sun Life Financial’s U.S. group business. Genworth’s group operations, which primarily offer group life, disability, stop-loss and dental insurance, will strengthen and complement Sun Life Financial’s existing product offerings in the U.S. The acquisition significantly enhances Sun Life Financial’s market share across its U.S. group lines of business and will position the Company as the second largest U.S. medical stop-loss provider. In addition, Genworth’s extensive distribution network and focus on the small-case employer market will help accelerate Sun Life Financial’s group insurance growth strategy in the U.S. The transaction will be financed with existing capital. It is expected to close in the second quarter of 2007 and is subject to the approval of regulatory authorities in Canada and the United States. On January 29, 2007, SLF Inc. assigned to Sun Life Assurance, for US$609 million, the rights to purchase Genworth Life and Health Insurance Company, the principal operating subsidiary of Genworth’s U.S. group benefits business.

In 2006, MFS focused on improving long-term investment performance. MFS had growth in product breadth, diversification in gross sales by investment style and competitiveness in the global institutional marketplace as well as stronger investment performance. The progress made on realignment of the distribution strategy reflects the emphasis in the retail distribution channel on a more focused product lineup and the increase in institutional distribution in both the U.S. and internationally. During 2006, consistently positive institutional net flows offset the net outflows of the U.S. retail funds. Operating margins before tax also improved by 730 basis points in 2006 over 2005, benefiting from cost containment and efficiency programs.

SLF Asia executed on several key strategic initiatives to position itself as a long-term growth engine for Sun Life Financial. In 2006, SLF Asia completed several key elements of the integration of CMG Asia Limited (CMG Asia), notably those related to distribution and product portfolio. Sun Life Financial’s Hong Kong earnings rose to $88 million in 2006, an increase of $75 million over 2005 and Hong Kong individual life insurance sales in local currency were up 32%. Birla Sun Life Insurance Company Limited (Birla Sun Life), the Company’s India life insurance joint venture, rapidly widened its branch network by opening 61 branches. It also significantly exceeded its year-end target of 20,000 advisors as the direct sales force in India grew to over 34,000 advisors, serving 95 cities and increasing its agency sales in local currency by 53%. Sun Life Everbright Life Insurance Company Limited (Sun Life Everbright), the Company’s joint venture in China, expanded operations in 2006 by opening sales offices in seven cities in the Zhejiang province and one branch office in Nanjing. Sun Life Everbright’s individual life insurance sales, in local currency, grew by 108% over 2005.

OUTLOOK

The global economic and business environment is expected to remain generally favourable. The Canadian economy is expected to remain strong, primarily driven by the continuing demand for natural resources and corresponding labour requirements. The United States economy is expected to moderate with the slowing of the housing market and corporate profits. Interest rates and currency levels, though, are projected to remain stable. The Asia environment will continue to have periods of interest rate and currency volatility as well as increasing competition for qualified human resources as expansion continues. These economic conditions are expected to provide opportunities for Sun Life Financial and other organizations as individuals and institutions look to financially strong organizations for protection, savings and investments.

The investment management policies and interpretation of Sun Life Financial’s results in 2007 will also be affected by the implementation of new Canadian accounting standards for reporting financial instruments in financial statements. The most notable impact of the new standards is the need to recognize and measure all financial instruments at fair value.

CONSOLIDATED RESULTS OF OPERATIONS

COMMON SHAREHOLDERS’ NET INCOME

Excellent results were reported for the year ended December 31, 2006, as the Company’s diversified businesses focused on organic business growth through the continued expansion of distribution channels and product enhancements. The Company’s acquisition of CMG Asia in the fourth quarter of 2005 was also accretive to earnings during 2006.

Common shareholders’ net income of $2,089 million in 2006 represented an increase of $246 million over $1,843 million for the year ended December 31, 2005. The appreciation of the Canadian dollar against foreign currencies in the year reduced common shareholders’ net income by $71 million, compared to 2005.

Operating earnings, which excluded certain items outlined on page 18, exceeded the $2.0 billion mark, an increase of $185 million, or 10%, from $1.9 billion in 2005. All business groups except SLF U.S. achieved higher earnings in 2006 than 2005. Excluding the impact of currency exchange rate changes, operating earnings would have been $2,162 million, up 13% from 2005.

Basic EPS increased to $3.62 in 2006 from $3.14 in 2005. The strengthening of the Canadian dollar during the year reduced earnings in 2006 by $71 million or $0.12 per common share.

Basic operating EPS were $3.62, up 12% from $3.24 in 2005. Without the currency effect of a stronger Canadian dollar relative to other currencies, the basic operating EPS would have been $3.74.

SLF Canada’s 2006 earnings of $995 million increased $32 million over 2005 due to higher Group Wealth and CI Financial Income Fund (CI Financial) earnings, partially offset by a return to more normal annuity mortality experience in Individual Insurance & Investments.

14	Sun Life Financial Inc. | Annual Report 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS

EARNINGS AND EARNINGS PER SHARE

($ millions, except earnings per share)	2006	2005(1)	2004(1)
Total net income	2,144	1,876	1,693
Less: Participating policyholders’ net income	7	9	13
Dividends paid to preferred shareholders	48	24	–
Common shareholders’ net income	2,089	1,843	1,680
Plus: Special items(2)	2	63	59
Operating earnings	2,091	1,906	1,739
Basic EPS from:
Common shareholders’ net income	3.62	3.14	2.81
Operating earnings(2)	3.62	3.24	2.91

Diluted EPS from:
Common shareholders’ net income	3.58	3.12	2.79
Operating earnings(2)	3.58	3.23	2.88

Common shareholders’ net income by segment
SLF Canada	995	963	895
SLF U.S.	448	495	391
MFS	234	179	114
SLF Asia	101	42	45
Corporate	311	164	235
Total	2,089	1,843	1,680

(1)             Certain comparative figures have been reclassified to conform with the presentation adopted in 2006.

(2)             The impact of special items on earnings per share are described on page 18 under the heading Non-GAAP financial measures.

SLF U.S. 2006 earnings of $448 million, reflecting 21% of the Company’s total common shareholders’ net income, were down $47 million, or 9%, from 2005. SLF U.S. earnings in 2006 were $479 million excluding the $31 million unfavourable currency impact due to the stronger Canadian dollar against the U.S. currency. The decrease mainly related to Individual Life’s new business strain of $70 million, partly offset by higher annuities earnings on improved interest spread and the positive impact of equity market movements.

MFS contributed $234 million to the Company’s common shareholders’ net income in 2006, an increase of $55 million from 2005. Excluding the negative currency effect of $16 million from the strengthening of the Canadian dollar relative to the U.S. dollar, earnings grew to $250 million in 2006. Growth in advisory revenue, cost containment and the transfer of MFS Retirement Services, Inc. (RSI) to SLF U.S. in early 2006 benefited earnings growth. In February 2007, the name of MFS Retirement Services, Inc. was changed to Sun Life Retirement Services (U.S.), Inc.

SLF Asia reported common shareholders’ earnings of $101 million in 2006, $59 million higher than 2005 primarily due to the acquisition of CMG Asia in Hong Kong.

Corporate had common shareholders’ net income of $311 million for the full year, $147 million higher than in 2005. Improved results  in Reinsurance from better mortality and the absence of reserve strengthening, which occurred in 2005 as well as the impact of favourable settlements in run-off reinsurance contributed to the increase. The absence of the $51 million after-tax charge to earnings in 2005 from the sale of Administradora de Fondos de Pensiones Cuprum, S.A. (Cuprum) and a $9 million after-tax charge to earnings in 2005 related to integration costs associated with the acquisition of CMG Asia also contributed to the change.

RETURN ON EQUITY

ROE based on common shareholders’ net income was 13.8% in 2006, compared to 12.6% in 2005, while the operating ROE of 13.8% in 2006 increased by 70 basis points from 13.1% in 2005. Higher earnings and the impact of SLF Inc.’s share buyback program drove the rise in ROE. The ROE increase also reflected higher dividend payments. Excluding the impact of the change in the Canadian dollar against foreign currencies, ROE based on both operating and reported earnings was 14.2% in 2006.

ASSETS UNDER MANAGEMENT

The Company’s AUM are made up of general funds, segregated funds and other AUM, including mutual and managed funds consisting of institutional and other third-party assets managed by the Company. AUM reported by the Company exclude the assets managed by CI Financial, in which the Company has a 36.5% equity interest. CI Financial’s AUM were $81.6 billion at December 31, 2006, an increase of $9.9 billion from 2005.

Total AUM were $436.5 billion as at December 31, 2006, an increase of $49.1 billion, compared to $387.4 billion as at December 31, 2005. Net sales of mutual, managed and segregated funds of $1.8 billion, an additional $38.9 billion from improved equity market performance, continuing business growth of $5.7 billion and the $2.7 billion positive impact of the weakening of the Canadian dollar against foreign currencies produced the AUM growth.

Assets under management

($ billions)

The Company’s general fund assets increased to $117.8 billion, up $6.9 billion, or 6%, from the December 31, 2005 level. Combined business growth of $5.7 billion in SLF Canada and SLF U.S., primarily in SLF U.S. investment and individual life products, and $1.3 billion from the positive impact of currency rate changes resulted in the general fund assets growth.

Sun Life Financial Inc. | sunlife.com	15

MANAGEMENT’S DISCUSSION AND ANALYSIS

Segregated fund assets increased to $70.8 billion as at December 31, 2006 compared to $61.0 billion as at December 31, 2005. Net inflows of $1.7 billion, an increase in asset values of $7.1 billion due to market improvements and a favourable currency impact of $1.0 billion caused segregated fund assets to be above the 2005 level. Other AUM increased to $247.9 billion, $32.3 billion higher than as at December 31, 2005 mainly from market growth of $31.8 billion.

REVENUE

The Company’s total revenue for the year ended December 31, 2006 increased to $24.3 billion, up $2.4 billion from 2005. Premiums rose by $1.7 billion in 2006 with all three premium categories: annuities, life insurance and health insurance higher than the previous year. Net investment income contributed $585 million to the overall boost in revenue, reflecting favourable capital markets. Fee income was up $115 million from 2005. Total revenue growth was suppressed by $1.0 billion as a result of the Canadian dollar appreciation against foreign currencies.

TOTAL REVENUE

($ millions)	2006	2005(1)	2004(1)
Premiums
Annuities	5,380	4,556	4,588
Life insurance	6,168	5,683	5,948
Health insurance	3,061	2,701	2,367
Total premiums	14,609	12,940	12,903
Net investment income	6,664	6,079	5,924
Fee income	3,014	2,899	2,903
Total	24,287	21,918	21,730

(1)             Certain comparative figures have been reclassified to conform with the presentation adopted in 2006.

Annuity premiums of $5.4 billion gained $824 million over last year from the sale of US$1.8 billion of funding agreement backed medium-term notes (MTNs) in 2006 compared to the 2005 MTN issuance of US$900 million. The increase was partly offset by lower fixed index annuity premiums in the U.S. of $0.3 billion and a decrease of $0.3 billion arising from a stronger Canadian dollar.

Life insurance premiums improved by $485 million as SLF U.S.’s individual life insurance premiums grew by $438 million mainly on higher core universal sales. SLF Asia generated an additional $131 million of premium revenue, mainly from the acquisition of CMG Asia. The stronger Canadian dollar weakened these increases by $242 million.

Health insurance premiums rose 13% to $3.1 billion in 2006 mainly on strong business growth in SLF Canada’s Group Benefits and less premiums ceded to reinsurers. The increase was weakened by an unfavourable impact of $51 million arising from the strengthening of the Canadian dollar against foreign currencies.

Investment income was $6.7 billion in 2006, up from $6.1 billion in 2005, primarily due to increased earnings on a higher asset base, and the absence of the $43 million loss on the sale of Cuprum recorded in investment income in 2005. These increases were partially reduced by $234 million from the unfavourable impact of currency fluctuations during the year.

Fee income of $3.0 billion in 2006 improved by $115 million from 2005. The unfavourable impact of $170 million from an appreciated Canadian dollar relative to other currencies offset the higher fee income from growth in fee-based assets primarily in SLF U.S. and MFS.

BENEFIT PAYMENTS

The Company has a variety of current and future benefit payment obligations that affect overall earnings. Payments to policyholders, beneficiaries and depositors in 2006 were $12.9 billion, up $93 million from 2005. Higher levels of health benefits of $368 million were partly offset by lower maturities and surrenders of $215 million than in 2005. Transfers to segregated funds grew by 19% on sustained demand for market-based products. The increase in actuarial liabilities in 2006 was $1.7 billion higher than 2005, partly attributable to the impact from the sales of US$1.8 billion for the 2006 MTN program for SLF U.S. The $306 million added to the increase in actuarial liabilities arising from higher premiums in U.S. individual insurance was more than offset by the decrease of $652 million due to the net outflows of U.S. fixed annuities. The $128 million impact of a stronger Canadian dollar also moderated the growth in the liability change.

BENEFIT PAYMENTS

($ millions)	2006	2005(1)	2004(1)
Payments to policyholders, beneficiaries and depositors	12,895	12,802	12,532
Net transfers to segregated funds	835	704	582
Increase in actuarial liabilities	2,525	872	1,425
Total	16,255	14,378	14,539

(1)             Certain comparative figures have been reclassified to conform with the presentation adopted in 2006.

EXPENSES AND OTHER

Commission expenses increased by $190 million in 2006, or 11%, from the 2005 amount of $1.7 billion. An additional $203 million in SLF U.S.’s individual life commissions in 2006 was incurred, mainly relating to its higher universal life sales. The strengthening of the Canadian dollar against the U.S. currency reduced commissions by $102 million.

Operating expenses of $3.0 billion in 2006 were $104 million higher than 2005. Higher operating expenses in SLF Canada of $77 million, included $24 million of expenses that were no longer ceded to reinsurers in 2006. The remainder of the increase primarily related to business growth in Individual Wholesale, Group Benefits and GRS. Business growth in SLF U.S. accounted for $77 million more in expenses. Additional expenses of $58 million in SLF Asia occurred mostly from the CMG Asia acquisition. These increases were diminished by lower corporate systems costs of $29 million compared to 2005 and a $122 million reduction from the impact of currency fluctuations.

16	Sun Life Financial Inc. | Annual Report 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS

Interest expenses rose by $50 million from $273 million in 2005 with the additional issuances of senior unsecured fixed/floating debentures during 2006.

Income taxes of $389 million in 2006 dropped by $142 million from 2005 levels, including a decrease of $41 million from the reduction in the Canadian federal and certain provincial tax rates legislated in the second quarter of 2006. There was also a decrease in income taxes of $63 million due to higher levels of tax exempt investment income and a reduction of $91 million in income taxes due to increased levels of income from jurisdictions with lower tax rates as compared to 2005. These reductions were partially offset by increased taxes from higher overall earnings.

In the second quarter of 2006, the Canadian federal government and certain provinces reduced corporate income tax rates for years after 2007. The statutory income tax rate will decline gradually to 32% in 2010 as these rate reductions become effective. This reduction requires the Company to review its Canadian future tax liability on an ongoing basis. The re-measure, in 2006, impacted both the business attributable to participating policyholders and shareholders; while the participating policyholders benefited by $36 million, the increase to the shareholders’ income was limited to $5 million.

EXPENSES AND OTHER

($ millions)	2006	2005(1)	2004(1)
Commissions	1,916	1,726	1,916
Operating expenses	3,003	2,899	2,747
Regulatory settlement provisions related to MFS	–	–	62
Intangibles amortization	25	22	22
Premium taxes	205	190	182
Interest expenses	323	273	278
Income taxes	389	531	263
Non-controlling interests in net income of subsidiaries	27	23	28
Participating policyholders’ net income (loss)	7	9	13
Dividends to preferred shareholders	48	24	–
Total	5,943	5,697	5,511

(1)             Certain comparative figures have been reclassified to conform with the presentation adopted in 2006.

QUARTERLY INFORMATION

Key quarterly financial information for the two most recent fiscal years is summarized in the table below:

Quarterly information

($ millions, unless otherwise noted)	2006				2005(2)
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Common shareholders’ net income
Operating(1)	545	541	512	493	490	481	477	458
Reported	545	541	512	491	478	430	477	458
Basic EPS (in dollars)
Operating(1)	0.95	0.94	0.88	0.85	0.84	0.82	0.81	0.77
Reported	0.95	0.94	0.88	0.84	0.82	0.74	0.81	0.77
Total revenue	6,137	6,604	6,231	5,315	5,338	5,504	5,988	5,088
Total AUM	436,485	401,167	387,205	402,376	387,389	373,754	377,096	365,831

(1)             Operating earnings and operating EPS are non-GAAP measures and exclude the items described under the heading “Non-GAAP Financial Measures” on page 18.

(2)             Certain comparative figures have been reclassified to conform with the presentation adopted in 2006.

Sun Life Financial Inc. | sunlife.com	17

MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP FINANCIAL MEASURES

Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with GAAP, including earnings, EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, including operating net income, operating earnings and financial measures based on operating earnings, such as operating EPS, operating ROE and the dividend payout ratio. These non-GAAP financial measures exclude certain items that are not operational or ongoing in nature. Management also uses financial performance measures that are prepared on a constant currency basis. Constant currency amounts are calculated using the applicable currency rates of the previous period but excluding the 2005 adjustment to the currency translation account on the repatriation of capital from the U.K. as described in Note 22 of the SLF Inc. 2006 Consolidated Financial Statements. Management calculates the ROE of its business segments using an allocation of common equity or risk capital to the business segments, based on assumptions, judgments and methodologies that are regularly reviewed and revised by management. Other non-GAAP financial measures used by the Company include “sources of earnings”, “embedded value”, “sales”, and “premiums and deposits”. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full year results of the Company’s ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP.

The investment management policies and interpretation of Sun Life Financial’s results in 2007 will be affected by the implementation of the new Canadian accounting standards for reporting financial instruments in financial statements. In 2007, the calculation of operating ROE will exclude other comprehensive income (OCI) and certain related amounts. For additional information on OCI, see page 33 of this management’s discussion and analysis under the heading “Accounting policies”.

The items discussed below were not included in the Company’s operating earnings, operating EPS and operating ROE as noted below.

In the first quarter of 2006 and the fourth quarter of 2005, the Company recorded after-tax charges to income of $2 million and $12 million respectively, from integration costs on the CMG Asia acquisition.

In the third quarter of 2005, the Company took a $51 million after-tax charge to income in relation to the sale of Cuprum. The loss on the sale mostly arose from the depreciation of the Chilean peso against the Canadian dollar since the interest in Cuprum was acquired in 1998.

In the first quarter of 2004, the Company recorded a $59 million after-tax charge to income for the March 31, 2004 settlement by MFS of an administrative proceeding with the SEC regarding disclosure of brokerage allocation practices.

The impact on the Company’s EPS of the items described above is summarized in the table.

IMPACT OF SPECIAL ITEMS ON BASIC EARNINGS PER SHARE

($ per share)	2006	2005	2004
EPS – Reported	3.62	3.14	2.81
(GAAP-based)
Net gains (losses) on special items	–	(0.10)	(0.10)
EPS – Operating	3.62	3.24	2.91

RECONCILIATION OF OPERATING EARNINGS

($ millions)	2006					2005
	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1	Total
Reported earnings (GAAP-based)	545	541	512	491	2,089	478	430	477	458	1,843
After-tax gains (losses) on special items
CMG Asia integration costs	–	–	–	(2)	(2)	(12)	–	–	–	(12)
Net loss on sale of Cuprum	–	–	–	–	–	–	(51)	–	–	(51)
Total special items	–	–	–	(2)	(2)	(12)	(51)	–	–	(63)
Operating earnings	545	541	512	493	2,091	490	481	477	458	1,906

18	Sun Life Financial Inc. | Annual Report 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS

SLF CANADA

BUSINESS PROFILE

SLF Canada is a market leader with a customer base exceeding six million Canadians. SLF Canada offers a full range of protection and wealth management products and services to individuals and corporate clients through its three business units – Individual Insurance & Investments, Group Benefits and Group Wealth. SLF Canada has two key investments in the Canadian asset management sector that leverage its core operations. Individual Insurance & Investments includes a 36.5% interest in CI Financial, and Group Wealth includes a 56% interest in McLean Budden Limited. While each of its three business units is focused on their respective markets, SLF Canada recognizes the opportunity to serve its clients through the combination of some aspects of these businesses. This has led to the formation of SLF Canada’s Total Benefits offering for group clients and Customer Solutions, which addresses the needs of individual and group clients as they do business with the Company.

INDUSTRY PROFILE

Consolidation of the life insurance industry in Canada has led the three large insurers to account for approximately two-thirds of the life, health and annuity segments in Canada as measured by business in-force. These companies serve the core markets with a number of small to medium-sized companies operating in regional and niche markets. It is becoming increasingly important that a company have economies of scale, good customer service, strong distribution capabilities, technological innovation, and deliver excellence to be successful.

BUSINESS ANALYSIS

SLF Canada represents a well-positioned franchise in the Canadian marketplace. Its competitive products and distribution capabilities help distinguish it from its competitors.

STRENGTHS

•           SLF Canada’s Individual Insurance & Investments business has national market leadership positions in both protection and wealth

•           A multi-distribution strategy with the Clarica Sales Force providing a stable level of sales in the large mid-market segment and the growing third-party channel capturing a bigger share of the high net worth market

•           The strategic partnership with CI Financial leverages its strong asset management products and SLF Canada’s unique distribution capabilities

•           The group businesses distinguish themselves with leading market share, long-standing customer relationships, a regional service delivery model, service innovations and recognized capability in delivering customized solutions

•           The Total Benefits offering allows for integrated access to group products and services by members and sponsors

•           The asset retention rollover business in GRS leads the competition by a wide margin in terms of sales

•           A risk management focus that continues to strengthen and enable business decision making

OPPORTUNITIES

•           The aging population has created growth opportunities in both the health and retirement markets

•           There are increased rollover opportunities to capitalize on asset retention from plan members retiring or terminating employment

•           Increasing benefit and pension cost pressures faced by companies as a result of increased longevity, rising health care costs and the low interest rate environment

•           Technological innovations are leveraged to the medium-sized group businesses to enhance their employee offerings and lower costs

STRATEGY

SLF Canada’s strategy is to:

•           Solidify its leadership position in its core businesses

•           Increase its share of the growing retirement and health markets

•           Continue to build on its plan sponsor foundation and gain access to a much broader member base

•           Leverage capabilities across business groups and business units to gain competitive advantage

2007 PRIORITIES

•           Grow the third-party distribution channel and continue to strengthen distribution capabilities in the Clarica Sales Force

•           Increase market share in the small to medium-sized group business market segments

•           Continue to grow the rollover and voluntary group retirement businesses and enhance the advice-based channels to meet the needs of baby boomers as their demand for advice increases

•           Maintain disciplined focus on expense management

Sun Life Financial Inc. | sunlife.com    19

MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARY STATEMENT OF OPERATIONS

($ millions, except as noted)	2006	2005(1)	2004(1)
Premiums	5,721	5,314	4,970
Net investment income	2,993	2,780	2,660
Fee income	619	564	532
Total revenue	9,333	8,658	8,162
Client disbursements and change in actuarial liabilities	6,277	5,625	5,345
Commissions and other expenses	1,774	1,660	1,603
Income taxes	262	385	293
Non-controlling interests in net income of subsidiaries	19	17	14
Par policyholders’ income	6	8	12
Common shareholders’ net income	995	963	895

Selected financial information
Earnings by business unit
Individual Insurance & Investments	585	572	511
Group Benefits	247	246	252
Group Wealth	163	145	132
Total	995	963	895
ROE	14.1%	14.5%	13.5%
Total AUM ($ billions)	124.1	114.3	105.1

(1)              Certain comparative figures have been reclassified to conform with the presentation adopted in 2006.

FINANCIAL AND BUSINESS RESULTS

SLF Canada’s common shareholders’ net income of $995 million increased $32 million over 2005 due to higher Group Wealth and CI Financial earnings, partially offset by a return to more normal annuity mortality experience in Individual Insurance & Investments.

Revenue for 2006 was $9.3 billion, up by 8% over 2005 with growth in premiums, investment income and fee income. Group Benefits performed strongly in 2006 with net sales up more than 30% over 2005, supported by continued industry-leading client retention rates exceeding 97%. GRS had an outstanding sales year with gross sales over $2.0 billion and rollover sales, a key strategic focus, exceeded $500 million with $2.2 billion of rollover assets under management at December 31, 2006. Individual Insurance & Investments wholesale sales grew by 70% over 2005 and productivity from the Clarica Sales Force improved in both insurance and wealth sales.

ROE(1) for SLF Canada declined to 14.1% compared to 14.5% a year ago, primarily due to a regulatory increase in segregated fund capital of $350 million over 2005.

Total AUM were $124.1 billion at the end of 2006, up 9% from the 2005 level. Higher equity market levels and net sales of segregated, mutual and managed funds drove the AUM growth.

OUTLOOK

The pace of Canada’s economic growth continued to ease over the last half of 2006 but unlike the risk of a rough landing that exists in the United States, the Canadian economic outlook remains upbeat for 2007 and even better for 2008. The growth in Canada is primarily based on continuing strength in resource prices and expansion of capacity. This strength continues to drive growth in after-tax household incomes, which is expected to continue strong through 2008. The availability of additional income combined with continuation of the low level of interest rates and a favourable credit environment will provide SLF Canada opportunities for additional sales growth as well as challenges in a continuing competitive environment.

RESULTS BY BUSINESS UNIT

INDIVIDUAL INSURANCE & INVESTMENTS

SLF Canada’s Individual Insurance & Investments business unit follows a distribution-centric strategy. A full suite of life insurance and health insurance as well as savings and retirement products is made available to individuals through multiple distribution channels. The advice-based distribution channels help clients understand that financial planning prepares one for a sound financial future.

Individual Insurance & Investments’ principal insurance products include universal life, term life, permanent life, critical illness, long-term care and personal health insurance. Its principal savings and retirement products include accumulation annuities, payout annuities and segregated funds. These products are marketed through a distinctive, multi-channel distribution model composed of the exclusive Clarica Sales Force, wholesale distribution and direct channels. In addition, the Clarica Sales Force predominantly distributes mutual funds marketed by CI Financial.

Individual Insurance & Investments’ earnings increased to $585 million in 2006 from $572 million in 2005. Increased investment earnings, the impact of strong equity markets and lower expenses more than offset the abnormally high annuity mortality gains in the prior year. Earnings from the Company’s 36.5% ownership in CI Financial were $127 million after tax in 2006, up 20% from 2005.

Individual life and health insurance sales rose by 8% over 2005 from $151 million to $163 million. In particular, insurance sales from the wholesale distribution channel grew by 70% to $34 million in 2006, demonstrating the steady progress in gaining traction in this channel. The Clarica Sales Force insurance sales were flat over 2005 with improved productivity per advisor offsetting a slight decline in the number of advisors due to the challenging agent recruiting environment.

Individual wealth sales increased by $171 million, or 7%, to $2,567 million in 2006 from the boost in sales of guaranteed and payout annuity products. Guaranteed and linked note product sales improved by $54 million in 2006, while payout annuity sales surpassed the 2005 results by $122 million.

(1)              ROE for the business segments is a non-GAAP measure. For additional information see Non-GAAP financial measures on page 18.

20   Sun Life Financial Inc. | Annual Report 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS

Several successful marketing campaigns held during the year for existing policyholders contributed $4 million in sales. The increased emphasis on additional direct marketing to existing policyholders helps expand SLF Canada’s protection and wealth sales.

GROUP BENEFITS

SLF Canada’s Group Benefits business unit is a leading provider of group life and health insurance products in Canada, providing services to more than 11,000 employers with a market share of approximately 21.2%, based on new annualized premium and premium equivalents for the year ended December 31, 2005. The business unit provides life, dental, drug, extended health care, and disability and critical illness benefit programs to employers of all sizes. Group Benefits competes on the strength of its scale, product and service offerings, regional delivery model, industry-leading technology and the innovative Total Benefits offering. Group Benefits products are marketed and distributed across Canada by experienced sales representatives in collaboration with independent advisors and benefit consultants.

In 2006, Group Benefits continued to focus on Healthy Returns TM, its innovative wellness offering service, with the introduction of tools such as individual health assessments, which enable plan sponsors to assess the health of their organizations. This focus helped Group Benefits to retain key clients and improve the client, advisor and member service experiences.

Group Benefits’ 2006 common shareholders’ net income of $247 million remained virtually flat to 2005, reflecting the combination of higher investment and expense related gains and lower morbidity gains. Group Benefits recognized continued growth through its Total Benefits offering, which integrates access to the services of Group Benefits, GRS and preferred third-party providers, to enhance the customer experience. Total Benefits partnered with best-in-class pension, payroll and human resources information system suppliers to provide one-stop service for clients.

Net sales, measured by annualized premiums and premium equivalents less cancellations, increased 30% to $224 million in 2006. The increase reflected SLF Canada’s success in the large case segment (1,000 lives +) and excellent progress in the small to mid-market sector (3–999 lives). Client retention also remained strong, with cancellation rates at less than 3% of premium and premium equivalents. This led to business in-force increasing by 10% from December 31, 2005, to $5.7 billion as at December 31, 2006.

GROUP WEALTH

SLF Canada’s Group Wealth business unit consists of the GRS operation as well as the Company’s 56% ownership interest in McLean Budden Limited, a premier institutional provider of investment management services in Canada. GRS is the largest provider of defined contribution plans in Canada(1). GRS also offers other group retirement services and products, including investment only segregated funds and fixed rate annuities, group life annuities and pensioner payroll services. GRS’s strength in product and investment offerings, including the innovative Total Benefits, customer service and technological capabilities meet the complex plan and service requirements of medium to large organizations, while still being able to provide cost-effective solutions to the small employer market. GRS had a 30% market share(1) in Canada based on defined contribution plan AUM serving one million plan participants at the end of 2006. GRS distributes its products and services through a multi-channel distribution network of pension consultants, brokers and advisors.

Group Wealth net income increased to $163 million in 2006 from $145 million in 2005, primarily due to increased earnings from fee-based businesses and favourable mortality experience in the payout annuity segment. AUM of $71 billion grew by 11% with strong sales results, positive cash flow and improved equity markets.

GRS sales reached $2.1 billion in 2006 as a result of consistently strong sales across all product categories to both small and large clients.  GRS increased its Corporate sales by $121 million or 50% over 2005 and sales also benefited by $48 million over last year from the offering of rollover products to members leaving defined contribution plans. This product complements its core products and services to members of defined contribution plans.

In 2006, GRS continued its focus on sales, asset retention and improving the client, advisor and member experience. With the overall largest market share in the defined contribution pension business in Canada, GRS has nearly 50% market share of clients with over 5,000 member accounts. This unique segmentation and overall market position allow GRS to leverage its scale, develop innovative products and provide customized client solutions across a wide variety of clients.

(1)              As measured by Benefits Canada magazine’s 2006 Defined Contribution Plan Survey released in December 2006.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

SLF U.S.

BUSINESS PROFILE

SLF U.S. focuses on the delivery of innovative protection and wealth accumulation products to individuals and businesses through its three business units – Annuities, Individual Life and Group Life & Health. The Annuities business unit offers variable annuities, fixed annuities, private placement variable annuities for high net worth clients, fixed index annuities, 401(k) products and administration, and investment management services. The Individual Life business unit offers protection products for affluent consumers and business owners. Products include single and joint universal life and variable universal life, corporate-owned and bank-owned life insurance (COLI/BOLI), and private placement variable universal life for high net worth clients (PPVUL). The Group Life & Health business unit offers group life insurance, short-term and long-term disability insurance, and medical stop-loss insurance for employers.

INDUSTRY PROFILE

The life, health and annuity insurance markets in the United States have a large number of competitors, but over one half of the overall market share is held by the top 10 companies. The need for scale creates potential acquisition opportunities for larger, better capitalized organizations.

With over 75 million baby boomers in the United States, an increasing number of people are entering retirement at a time when life expectancy is on the rise. This presents SLF U.S. with significant opportunities to provide both wealth accumulation and protection products. The changing trend in corporate retirement programs to place more responsibility for financial retirement decisions with individuals escalates these opportunities.

A similar trend has developed in the employee health benefits marketplace where rising health care costs have led employers to increasingly shift the cost of benefits to employees. Opportunities exist for group benefits providers who can successfully attract a share of employee dollars allocated to these benefits.

The regulatory environment continues to heighten business compliance requirements. Financial institutions are finding it more challenging to operate under increasing levels of regulation.

BUSINESS ANALYSIS

To compete effectively in a highly competitive market, SLF U.S. has chosen to focus on strategic market segments, providing protection and wealth accumulation products for wholesale distribution in select markets. Organic growth continues to be a cornerstone for SLF U.S.’s success, with deeper penetration into existing markets achieved in 2006.

STRENGTHS

•                  Diversified product mix

•                  Broad and expanding distribution network that offers opportunities to effectively cross-sell

•                  Multi-site service strategy that allows for enhanced customer service

•                  Strong risk management helping to ensure financial stability

OPPORTUNITIES

•                  Leverage the power of its distribution network across all product lines

•                  Increase retention of in-force business

•                  Introduce additional innovative products to meet consumer needs

•                  Serve the needs of the growing retirement market

•                  Industry consolidation may serve as a catalyst for SLF U.S. to augment operations through additional focused acquisitions, which would provide operational scale in its core businesses

STRATEGY

SLF U.S.’s long-term goal is to achieve a top 10 market rank in selected markets by:

•                  Enhancing distribution capabilities and productivity

•                  Achieving recognition as a product and solution expert by leveraging customer knowledge, risk management and investment expertise

•                  Focusing on deeper penetration into existing distributor networks and adding specialty distributors

•                  Extending product range, distribution and market reach in all core business lines

•                  Pursuing acquisitions that will increase shareholder value by creating economies of scale, efficiencies and enhanced market presence

22    Sun Life Financial Inc. | Annual Report 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS

2007 PRIORITIES

•                  Improve Individual Life profitability

•                  Successfully integrate the employee benefits group business to be acquired from Genworth

•                  Achieve growth in variable annuities

•                  Expand the geographic reach and range of product offerings

•                  Continue service centre improvement initiatives

FINANCIAL AND BUSINESS RESULTS

For the year ended December 31, 2006, SLF U.S. reported earnings of $448 million, down $47 million, or 9%, from 2005. The strengthening of the Canadian dollar against the U.S. dollar during 2006 decreased earnings by $31 million, based on 2005 exchange rates.

On a U.S. dollar basis, earnings decreased by US$14 million to US$395 million from US$409 million in 2005, primarily due to the new business strain of US$60 million, the US$16 million unfavourable impact of increased reinsurance rates on Individual Life actuarial reserves, and a loss of US$16 million from RSI, which was transferred to SLF U.S. from MFS early in 2006. These decreases were partially offset by US$36 million in improved spread income and the positive impact of equity market movements of US$24 million in Annuities. SLF U.S. is also continuing to leverage its multi-site service strategy to improve service capability and reduce costs.

Revenue for the year was US$9.3 billion, up US$1.7 billion, or 23%, from 2005, as all lines of business except fixed index annuities increased sales over 2005. New distribution partnerships and product portfolio strengthening that occurred in 2006 also started to benefit the business.

SLF U.S.’s ROE(1) decreased to 11.5% in 2006 from 12.9% in 2005 as a result of lower earnings and higher capital requirements.

Total AUM were US$63 billion at December 31, 2006, up 8% from a year ago.

OUTLOOK

Economic growth weakened considerably in the United States in the second half of 2006. There was a slowing in sales of homes, vehicles and durable goods. The United States dollar held its own against most world currencies in the latter half of 2006. This trend is expected to continue into 2007, as is the steadying of interest rates. The current outlook for the United States economy shows a continuing risk of slowdown in most sectors. However, these economic challenges present significant opportunities for companies such as Sun Life Financial as consumers look to organizations with financial strength and stability for savings and investment opportunities.

SUMMARY STATEMENT OF OPERATIONS

(C$ millions)	2006	2005	2004
Premiums	7,261	6,246	6,465
Net investment income	2,512	2,298	2,355
Fee income	692	617	609
Total revenue	10,465	9,161	9,429
Client disbursement and change in actuarial liabilities	8,054	6,993	7,330
Commissions and other expenses	1,941	1,560	1,652
Income taxes	21	113	55
Non-controlling interests in net income of subsidiaries	–	(1)	–
Par policyholders’ income	1	1	1
Common shareholders’ net income	448	495	391

Selected financial information

(US$ millions, except as noted)
Earnings by business unit
Annuities	298	268	184
Individual Life	50	100	81
Group Life & Health	47	41	35
Total	395	409	300
Total revenue	9,248	7,539	7,245
Common shareholders’ net income	395	409	300
ROE	11.5%	12.9%	10.4%
Total AUM (US$ billions)	63.1	58.4	56.1

RESULTS BY BUSINESS UNIT

ANNUITIES

The SLF U.S. Annuities business unit provides fixed, variable and fixed index annuity products, 401(k) products and administration and investment management services. It is an integral part of the SLF U.S. growth platform. Broad distribution, risk management and industry-leading customer service capabilities support its suite of products. Annuities earnings for the year increased by US$30 million compared to the same period in 2005 on improved fixed annuity spread income of US$36 million and the positive impact of equity market movements of US$24 million. A loss of US$16 million from RSI, which distributes 401(k) plans, and was transferred to SLF U.S. from MFS on January 1, 2006, partly reduced these increases.

Annuity sales for 2006 of US$5.5 billion included the US$1.8 billion from the issuance of MTNs in 2006 compared to the US$900 million MTN issue in 2005. Without the impact of the MTNs, annuity sales were up 9% from last year, primarily due to the 30% increase in gross domestic variable annuity sales. The investment in distribution and

(1)              ROE for the business segments is a non-GAAP measure. For additional information see Non-GAAP financial measures on page 18.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

product development contributed to this growth. A significant number of new or enhanced products with innovative features were introduced, including a new optional living benefit rider for variable annuities.

Fixed and fixed index annuity sales of US$1.2 billion decreased 11% from 2005 due to rising competition from certificates of deposits.

INDIVIDUAL LIFE

SLF U.S.’s Individual Life business unit serves high net worth individuals and business owners through competitively priced, high-quality products including single and joint universal life, COLI/BOLI, and PPVUL. The business unit accesses its target customers through general agents and third-party intermediaries.

Individual Life earnings in 2006 were US$50 million compared to US$100 million in 2005. The impact of increased new business strain of US$60 million from significantly higher sales and a change in the mix of business, and the US$16 million reserve impact of increased reinsurance rates drove the earnings decline for 2006. An increased proportion of earnings from lower tax jurisdictions moderated the decrease.

US$216 million of core universal life sales, which excluded specialty product sales (COLI/BOLI, PPVUL and offshore), were up 143% over 2005. This sales increase reflected the new distribution relationships with M Financial and National Financial Partners and the late 2005 introduction of re-priced universal life single and joint life products.

Large case BOLI new premium and deposits were US$537 million, an increase of US$473 million over 2005. The new BOLI Pooled Stable Value product, designed for the community bank market, contributed US$68 million to 2006 premiums and deposits.

GROUP LIFE & HEALTH

SLF U.S.’s Group Life & Health business unit leverages its strong underwriting expertise and extensive distribution capabilities to provide group life, long-term and short-term disability, and medical stop-loss insurance to over 8 million group plan members. It currently provides customer-focused products and services to meet the group insurance needs of small to medium-sized companies. Growth strategies include expanding into the larger case market. The business unit’s group insurance products are marketed and distributed by its 131 sales representatives in 24 regional sales offices across the United States. These representatives maintain close relationships with independent brokers and consultants who deal directly with employers.

Group Life & Health earnings in 2006 were US$47 million, an increase of 15% over 2005 primarily due to a larger block of in-force business and improved experience. The operating expense-to-insurance premium ratio improved to 13.5% in 2006 as compared to 14% a year ago.

Revenue for the year increased by US$153 million, or 16.5%, from US$924 million in 2005, primarily driven by higher sales from sales force expansion. Group Life & Health achieved record net sales of US$190 million, a rise of 24% from 2005, benefiting from the expanded distribution through the relationship with Medical Group Insurance Services Inc.

Business in-force as of December 31, 2006 grew to over US$1.2 billion, up 19%, from December 31, 2005. A reputation for quality service and the financial strength of the Company helped achieve a persistency rate of 81%.

The Genworth acquisition will add significant scale and scope to SLF’s U.S. group business. Genworth’s group operations, which primarily offer group life, disability, stop-loss and dental insurance, will strengthen and complement Sun Life Financial’s existing product offerings in the U.S. The acquisition will significantly enhance Sun Life Financial’s market share across its U.S. group lines of business and position the Company as the second largest U.S. medical stop-loss provider. In addition, Genworth’s extensive distribution network and focus on the small-case employer market will help accelerate Sun Life Financial’s group insurance growth strategy in the U.S.

MFS

BUSINESS PROFILE

MFS is a global investment management company, which offers products and services that address the varying needs of investors over time. Individual investors have access to MFS advisory services through a broad selection of financial products including mutual funds, variable annuities, separate accounts, college and retirement savings plans, and offshore investment products. These products are distributed through financial intermediaries that provide sales support, product administration and client services. MFS provides asset management services to institutional clients for corporate retirement plans, separate accounts, public or government funds and insurance company assets. Institutional clients are serviced through a direct sales force and a network of independent consultants. As at December 31, 2006, the Company’s ownership interest in MFS was 96% with the remainder owned by MFS’s employees.

INDUSTRY PROFILE

There are a number of factors within the external environment that make the global investment management industry exceedingly competitive and impact an organization’s ability to thrive. A few large players dominate the United States retail mutual funds sector as the portion of market share available to small and medium-sized organizations continues to dwindle. Individual and institutional investors alike demand a wide array of investment options, as they look for greater absolute returns. U.S. regulatory bodies continue to issue guidelines that make it increasingly challenging for brokers to sell mutual funds, thereby accelerating the attractiveness of alternative products.

24    Sun Life Financial Inc. | Annual Report 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS

In 2006, non-mutual fund investment vehicles continued to gain traction and reduce the overall mutual fund market share. Hedge funds kept attracting money, albeit at a lower growth rate. Other products, such as wrap programs and exchange-traded funds (ETFs), showed significant increases over the last year.

The almost perfect performance transparency in the global asset management arena and the industry’s move towards intermediary investment platforms continue to increase the importance of investment performance for an organization’s long-term success. As the industry progressively migrates towards multi-manager open architecture platforms, the trend shifts towards investment only products on third-party distribution and servicing platforms.

BUSINESS ANALYSIS

Over the past few years, MFS has evolved beyond domestic retail, successfully positioning itself as a global asset manager. Through organic growth, MFS has expanded its global distribution and product reach.

STRENGTHS

•                  Diversified asset base that balances the expected performance cycles in each individual asset category

•                  Strong client/wholesaler relationships

•                  Strength in the global institutional marketplace, with enhanced global distribution

•                  Excellent record of superior investment performance in key investment styles, including newer offerings targeted to sophisticated investors

OPPORTUNITIES

•                  International equity and fixed income investment category performance continues to provide additional opportunities in the institutional marketplace

•                  Unique investment opportunities to gather fixed income assets through structured investment products

•                  Continued improvement in investment performance and increased scale in offshore and separate account segments will provide additional opportunities for profit growth

STRATEGY

MFS’s strategy is to:

•                  Develop and nurture an investment process that targets consistently above average long-term investment performance across all major investment styles

•                  Continue to develop its distribution focus in three distinct channels, which are institutional, retail and advisory. This includes the newly created advisory resource team dedicated to develop and deliver performance and product information to dealers and third parties

2007 PRIORITIES

•                  Improve domestic equity investment performance and sustain long-term performance

•                  Increase domestic mutual fund sales and net flows

•                  Increase profit margins

FINANCIAL AND BUSINESS RESULTS

MFS common shareholders’ net income of $234 million for 2006 rose $55 million, or 31%, from $179 million in 2005 in spite of the strengthening of the Canadian dollar against the U.S. currency. This currency effect decreased MFS’s 2006 reported earnings by $16 million, based on 2005 exchange rates.

On a U.S. dollar basis, earnings grew by US$59 million, or 40%, to US$206 million in 2006 due to the impact of increased fee income on higher average net assets. An additional US$13 million arose from the transfer of RSI operations to SLF U.S.

Fee income in 2006 rose by US$59 million from 2005 levels on higher average net assets of US$21 billion, although the effective asset-based fee rate declined throughout the year. The advisory revenue portion of fee income increased by 14% to US$857 million but other sales and servicing revenues declined, primarily due to the transfer of RSI to SLF U.S. in early 2006. The remainder of the revenue increase was mostly attributable to higher investment income.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARY STATEMENT OF OPERATIONS

(C$ millions)	2006	2005	2004
Total revenue	1,662	1,648	1,700
Commissions and other expenses	1,271	1,355	1,471
Income taxes	150	110	108
Non-controlling interests in net income of subsidiaries	7	4	7
Common shareholders’ net income – reported	234	179	114
Plus: Regulatory settlement provisions	–	–	59
Common shareholders’ net income – operating	234	179	173

Selected financial information

(US$ millions, except as noted)
Total revenue	1,464	1,360	1,306
Common shareholders’ net income
Reported	206	147	88
Operating	206	147	133
Sales (US$ billions)
Gross	37.0	38.8	29.5
Net	0.2	7.5	(8.9)
AUM (US$ billions)	187	162	146
Average net assets (US$ billions)	172	151	138

AUM ended 2006 at US$187 billion, an increase of 15% for the year, with positive market action of US$24 billion contributing to the growth. Average net AUM increased by 14% to US$172 billion in 2006, up from US$151 billion in 2005.

A shift in gross sales in recent years to a more diversified product lineup has occurred as illustrated in the above chart. The strong growth in institutional, insurance and non-U.S. retail product sales has helped to balance MFS’s overall portfolio of managed assets. MFS had mixed net flows results in 2006. MFS had overall net positive flows of US$226 million with positive institutional product net flows slightly higher than net outflows of retail mutual funds for the year.

TRENDS IN GROSS SALES 2000

TRENDS IN GROSS SALES 2006

OUTLOOK

The outlook for the global economic and business environment is expected to remain favourable, although it’s anticipated that the U.S. economy will moderate with the slowing of the housing market and lower corporate profits. Interest rates are stable, inflation is not the problem it was in the recent past, and companies are expanding their spending and sales. The U.S. economic fundamentals, led by corporate profits and workers’ income, are still strong. Recent weakness related to the fall in residential house prices seems limited and, as of now, does not seem likely to bring the U.S. into recession. Meanwhile, market conditions and economic fundamentals are accelerating in Europe and Japan. These economic conditions are expected to be beneficial to help MFS expand its global assets under management through organic growth and strategic acquisition of product both within the U.S. and worldwide.

SLF ASIA

BUSINESS PROFILE

SLF Asia operates in five markets, through subsidiaries in the Philippines, Hong Kong and Indonesia and through joint ventures with local partners in India and China. It provides individual life insurance products and services in all operations, and savings, retirement and pension products and services in India, the Philippines and Hong Kong. Group insurance is also offered in India, the Philippines, Hong Kong and China. These protection and wealth management products are distributed to individuals, employer-employee groups and affinity clients.

INDUSTRY PROFILE

The life insurance markets in which SLF Asia competes range from developing and increasingly competitive markets such as India and China to the more mature market of Hong Kong. The India and China markets have a few dominant, largely state-owned players. Entry into the emerging markets is through joint ventures with a local partner.

26    Sun Life Financial Inc. | Annual Report 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS

The strong economic growth in the region has had a ripple effect on equity markets, creating increased interest in long-term investment instruments, particularly unit-linked products. In the emerging markets, a growing middle class, with rising disposable income and a high savings rate, desires the same types of products and services that are available in the more mature economies. The combination of an aging population and the shifting of medical and retirement costs to the public should lead to a demand for products that address individual concerns over health care, education and retirement.

BUSINESS ANALYSIS

SLF Asia represents a long-term growth engine for Sun Life Financial. As such, it is developing and increasing its presence in the five select markets in which it currently competes by expanding its product range and distribution channels.

STRENGTHS

•                  Sun Life Financial’s favourable reputation is a key differentiator in emerging markets

•                  International resources and expertise are available to complement the local talent to deliver the sales and develop innovative products

•                  Sun Life Financial has a long history in several markets, demonstrating its commitment to the region

•                  Solid risk management processes

OPPORTUNITIES

•                  Several markets have a growing affluent and middle class, with increasing needs for wealth management solutions

•                  Life insurance is still new to several markets, creating an opportunity to grow sales, increase market share and improve operational scale in these areas

•                  Leverage the Company’s North American expertise in group life and health insurance, pension products and asset management to open up new lines of business in Asia

•                  A demand for value-added health and retirement products by individuals and employers is emerging as the public “safety net” erodes in many countries across Asia

STRATEGY

•                  Develop SLF Asia into a significant long-term revenue and earnings growth operation

•                  Build multiple distribution channels that can deliver innovative products to different market segments

•                  Enhance investment-linked product offerings to provide greater value and choice to the customer

•                  Leverage Sun Life Financial’s worldwide resources to bring industry-leading products, services and best practices to Asia

2007 PRIORITIES

•                  Secure new distribution alliances, including bancassurance in key markets

•                  Continue to leverage the expanded distribution capacity and synergies achieved through the CMG Asia acquisition

•                  Expand the geographic reach and range of product offerings for multi-channel distribution in the Philippines

•                  Explore cross selling opportunities by leveraging the distribution channels of the joint venture in India

•                  Continue the geographic expansion in China

FINANCIAL AND BUSINESS RESULTS

SLF Asia contributed $101 million to Sun Life Financial’s common shareholders’ net income for the year ended December 31, 2006, an increase of $59 million from the prior year. Excluding CMG Asia net integration costs, operating earnings were $58 million higher than the 2005 operating earnings of $45 million. The CMG Asia acquisition that occurred in the fourth quarter of 2005 largely accounted for the growth in earnings, on both a reported and operating basis. The increase was dampened by reserve strengthening of $8 million in the Company’s Indonesian operations related to the impact of the drop in interest rates and expenses on its actuarial liabilities. Sun Life Financial’s Philippines new business strain from pre-need sales and pre-need reserve strengthening for lower interest rates also reduced earnings by $9 million.

SLF Asia’s total revenue increased by 35% to $1,022 million in 2006, including the unfavourable impact of $39 million from currency fluctuations due to the stronger Canadian dollar. The CMG Asia acquisition increased premiums and net investment income by $171 million and $81 million, respectively, over 2005. These increases were partly offset by a reduction in premiums from lower single premium bancassurance sales in SLF Asia Hong Kong Operations.

SLF Asia produced a strong sales momentum throughout 2006, as sales grew by 30% in Canadian currency and 38% on a local currency basis over 2005. The CMG Asia acquisition, the expansion of the direct sales force in India and the increased presence in China all contributed to the sales boost.

Sun Life Financial Inc. | sunlife.com    27

MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARY STATEMENT OF OPERATIONS

($ millions, except as noted)	2006	2005(1)	2004(1)
Premiums	640	524	506
Net investment income	318	223	185
Fee income	64	12	3
Total revenue	1,022	759	694
Client disbursements and change in actuarial liabilities	621	499	470
Commissions and other expenses	283	201	165
Income taxes	17	17	14
Common shareholders’ net income	101	42	45

Selected financial information
Sales – New annualized premiums
Individual life(2)	337	261	239
Total AUM ($ billions)	8.9	7.3	2.5

(1)              Certain comparative figures have been reclassified to conform with the presentation adopted in 2006.

(2)              Includes 100% of sales for joint ventures. Individual life sales would be $236 million, $181 million and $162 million for 2006, 2005 and 2004, respectively, if joint venture sales were included at 50%.

OUTLOOK

The Asian marketplaces have varying outlooks, each of which will provide challenges and opportunities moving forward. The general interest rate and currency rate volatility seen throughout Asia is expected to continue into 2007 and beyond. The competition for human resources which has evolved over the last several years in most of the Asian economies in which Sun Life Financial operates is expected to continue at a heightened pace. These trends will provide challenges as well as growth opportunities for increased unit-linked and other product sales for financial services organizations, like Sun Life Financial, which have financial strength and solid reputations.

RESULTS BY BUSINESS UNIT

PHILIPPINES

Sun Life Financial’s Philippines operations distribute a diverse range of protection and savings products largely through their proprietary career agent sales force. The Company offers traditional and unit-linked individual life insurance products, savings products (including those for pre-need pension and education) as well as mutual funds to individuals, while group life and health insurance products are marketed to employer groups.

On a local currency basis, strong pre-need sales development through creative marketing strategies that culminated in a leadership position in the pre-need market drove the individual sales increase of 38% in 2006. Sales in the asset management business increased by 103% over 2005, with AUM growing by 58% in 2006. Sun Life Financial’s Philippines operations increased their presence by expanding to 52 sales offices and 37 customer centres in 2006 and will help to sustain their long-term growth prospects.

HONG KONG

The Company’s Hong Kong operation offers a complete range of products to address protection and savings needs. Individual life insurance, group life and health insurance, mandatory provident funds (the government-legislated pension plan) and pension administration are supplied to individuals and businesses through a multi-channel distribution system that includes a career agency force, bancassurance and brokers.

Individual insurance sales rose by 32% in local currency in 2006, driven by the growth in the career agency channel as a result of the CMG Asia acquisition in late 2005. In 2006, the Company completed several key elements of the integration of CMG Asia, particularly those related to distribution and products.

INDIA

Birla Sun Life, the Company’s insurance joint venture in India, provides a full array of individual life insurance, group life insurance and group savings products. The Company markets these products through a multi-channel distribution network, including a career agent sales force, bancassurance arrangements, brokers and worksite marketing, to reach different segments of the market.

Birla Sun Life Asset Management Company Limited, the Company’s asset management joint venture in India, offers a full array of mutual fund products to individuals and institutional investors. Independent financial advisors and banks deliver Birla Sun Life mutual funds to the retail sector, while direct distribution serves Corporate accounts.

In local currency, Birla Sun Life’s individual life insurance sales in 2006 were up 34% over 2005 on strong bancassurance sales and career agency growth. Birla Sun Life opened 61 new branches, and the career agents reached about 34,000 from about 14,000 at the end of 2005. Birla Sun Life Asset Management Company Limited achieved 69% higher net sales on a local currency basis than 2005, improving AUM by $1.5 billion.

CHINA

Sun Life Everbright, the Company’s joint venture in China, operates a multi-distribution model that combines a direct career agency and several bancassurance alliances to sell individual life and health insurance, and savings products. Group life and health insurance, along with pension products, are provided to employer groups through brokers, agents and the China Everbright Group Limited, the Company’s joint venture partner.

Sun Life Everbright sales, in local currency, more than doubled the 2005 volume with triple-digit sales growth occurring in Beijing and Zhejiang province. Expansion continued as sales offices in seven cities in the Zhejiang province and one branch office in Nanjing were opened during 2006.

INDONESIA

SLF Asia’s Indonesian operations provide both traditional and investment-linked individual life insurance to individuals through a career agent sales force and bancassurance partners. Life insurance products are also marketed to affinity groups via telemarketing. The growth in the career agency compounded by strong bancassurance sales drove the 2006 sales increase of 47% in local currency over 2005.

28    Sun Life Financial Inc. | Annual Report 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS

CORPORATE

BUSINESS PROFILE

The Corporate segment includes the results of SLF U.K., the Company’s active Reinsurance business unit and Corporate Support operations, which include run-off reinsurance and revenue and expenses of a corporate nature not attributable to the Company’s other segments.

SUMMARY STATEMENT OF OPERATIONS(1)

($ millions)	2006	2005(2)	2004(2)
Premiums	987	856	962
Net investment income	802	791	725
Fee income	16	45	58
Total revenue	1,805	1,692	1,745
Client disbursements and change in actuarial liabilities	1,303	1,261	1,394
Commissions and other expenses	203	334	316
Income taxes	(61)	(94)	(207)
Non-controlling interests in net income of subsidiaries	1	3	7
Dividends paid to preferred shareholders	48	24	–
Common shareholders’ net income	311	164	235

Selected financial information
Earnings by business unit
SLF U.K.	171	192	173
Reinsurance	93	5	72
Corporate Support	47	(33)	(10)
Total	311	164	235

(1)              Including consolidation adjustments related to activities between segments.

(2)              Certain comparative figures have been reclassified to comform with the presentation adopted in 2006.

FINANCIAL AND BUSINESS RESULTS

For the year ended December 31, 2006, Corporate reported common shareholders’ net income of $311 million, $147 million higher than in 2005. The Reinsurance business unit contributed $88 million to the increase due to better mortality and the absence of reserve strengthening which occurred in 2005. Corporate Support increased earnings by $80 million, primarily as a result of the absence of the $51 million after-tax charge to earnings in 2005 from the sale of Cuprum, favourable settlements in run-off reinsurance in 2006 and a $9 million after-tax charge to earnings in 2005 related to integration costs associated with the acquisition of CMG Asia.

RESULTS BY BUSINESS UNIT

SLF U.K.

The SLF U.K. in-force life and pension policies constitute a run-off block of business, which is managed by a small corporate governance team. Most operating functions have been outsourced to external service providers.

For the year ended December 31, 2006, SLF U.K. earned $171 million compared with $192 million in the prior year. The 2006 results had $33 million of lower income tax releases than 2005 relating to the recognition of loss carry forwards and other settlements. This was largely offset by a $28 million decrease in project costs and other provisions. The weakening of the British pound sterling against the Canadian dollar reduced 2006 earnings by $10 million at 2005 rates.

REINSURANCE

The active Reinsurance business unit provides customized reinsurance and risk management solutions, primarily for the life retrocession market. It enjoys a leadership position in the North American retrocession market with a 33% market share, and has an expanding presence within the European market.

For the year ended December 31, 2006, the Reinsurance business unit earned $93 million compared with $5 million in the prior year. A combination of more favourable claims experience, along with a reserve strengthening in 2005, contributed to the rise in common shareholders’ net income. Underlying business growth supplemented the favourable experience as the Reinsurance business unit increased the reinsurance capacity it provides to some key clients.

In 2007, the Reinsurance business unit will continue to focus on improving operational and organizational efficiency to meet the demands of a changing market environment.

CORPORATE SUPPORT

Corporate Support operations include revenue and expenses of a corporate nature not attributable to Sun Life Financial’s other segments as well as the Company’s run-off reinsurance business, which consists mostly of accident and health reinsurance.

For the year ended December 31, 2006, Corporate Support had earnings of $47 million compared with a loss of $33 million in the prior year. The increase in common shareholders’ net income in 2006 reflected the impact of favourable settlements in run-off reinsurance in 2006, the absence of the $51 million after-tax charge to earnings in 2005 from the sale of Cuprum and a $9 million after-tax charge to earnings in 2005 related to integration costs associated with the acquisition of CMG Asia.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

CORPORATE DEVELOPMENTS

The following significant developments occurred in 2006.

SHARE REPURCHASE PROGRAM

SLF Inc. continued its share repurchase program in 2006 with the repurchase and cancellation of 12.4 million common shares at a cost of $575 million. On January 10, 2007, SLF Inc. announced its 2007 repurchase program for the purchase of up to 5% of its outstanding common shares, starting January 12, 2007.

INCREASED QUARTERLY SHAREHOLDER DIVIDENDS

In 2006, SLF Inc. increased its quarterly common share dividend by 18%, reflecting the Company’s strong financial performance, continued capital strength and positive outlook for the Company’s future. The quarterly dividend payout per common share was increased from $0.255 to $0.275 in the first quarter of 2006 and from $0.275 to $0.30 in the third quarter of 2006.

On February 8, 2007, the Board of Directors approved an additional 7% increase in the quarterly dividend to $0.32 per share.

FINANCING ARRANGEMENTS

The Company routinely reviews its financing arrangements to enhance its capital efficiency and optimize its capital structure. Two series of Class A non-cumulative preferred shares were issued by SLF Inc. in 2006, Class A Preferred Shares Series 3 for an aggregate amount of $250 million that pay quarterly cash dividends at a per annum rate of 4.45% and Class A Preferred Shares Series 4 for an aggregate amount of $300 million that pay quarterly cash dividends at a per annum rate of 4.45%. SLF Inc. also issued $700 million of Series B Senior Unsecured 4.95% Fixed/Floating Debentures due in 2036, and $300 million of Series C Senior Unsecured 5.0% Fixed/Floating Debentures due in 2031.

Additional details of these transactions can be found on page 40 in this MD&A in the Capital section under the heading Financial position and liquidity and in Notes 11 and 15 to SLF Inc.’s 2006 Consolidated Financial Statements.

On February 2, 2007, SLF Inc. issued $250 million of Class A non-cumulative Preferred Shares Series 5, at $25 per share, paying non-cumulative quarterly dividends at a per annum rate of 4.50%.

U.S. GROUP BENEFITS BUSINESS ACQUISITION

The Genworth acquisition will add significant scale and scope to Sun Life Financial’s U.S. group business. Genworth’s group operations, which primarily offer group life, disability, stop-loss and dental insurance, will strengthen and complement Sun Life Financial’s existing product offerings in the U.S. The acquisition significantly enhances Sun Life Financial’s market share across its U.S. group lines of business and positions the Company as the second largest U.S. medical stop-loss provider. In addition, Genworth’s extensive distribution network and focus on the small-case employer market will help accelerate Sun Life Financial’s group insurance growth strategy in the U.S. The transaction will be financed with existing capital.

CRITICAL ACCOUNTING ESTIMATES

SLF Inc.’s significant accounting and actuarial policies are described in detail in Notes 1, 2, 6, 7 and 10 to its 2006 Consolidated Financial Statements. Management must make judgments involving assumptions and estimates, some of which may relate to matters that are inherently uncertain under these policies. The estimates described below are considered particularly significant to understanding the Company’s financial performance. As part of the Company’s financial control and reporting, judgments involving assumptions and estimates are reviewed internally, by the independent auditor and by other independent advisors on a periodic basis. Accounting policies requiring estimates are applied consistently in the determination of the Company’s financial results.

BENEFITS TO POLICYHOLDERS

The Company’s benefit payment obligations over the life of its annuity and insurance products are determined by internal valuation models and are recorded in its financial statements, primarily in the form of actuarial liabilities. The determination of the value of these obligations is fundamental to the Company’s financial results and requires management to make certain assumptions about equity market performance, interest rates, asset default, inflation, mortality and morbidity rates, policy terminations, expenses and other factors over the life of its products.

The Company uses best estimate assumptions for expected future experience. Some assumptions relate to events that are anticipated to occur many years in the future and are likely to require subsequent revision. Additional provisions are included in the actuarial liabilities to provide for possible adverse deviations from the best estimates. If the assumption is more susceptible to change or if there is uncertainty about the underlying best estimate assumption, a correspondingly larger provision is included in the actuarial liabilities.

In determining these provisions, the Company ensures:

•                  when taken one at a time, each provision is reasonable with respect to the underlying best estimate assumption and the extent of uncertainty present in making that assumption; and

•                  in total, the cumulative effect of all provisions is reasonable with respect to the total actuarial liabilities.

With the passage of time and resulting reduction in estimation risk, excess provisions are released into income. In recognition of the long-term nature of policy liabilities, the margin for possible deviations generally increases for contingencies further in the future. The best estimate assumptions and margins for adverse deviations are reviewed annually and revisions are made where deemed necessary and prudent.

30     Sun Life Financial Inc. | Annual Report 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table summarizes the significant factors affecting the determination of policyholders’ benefits, the methodology on which they are determined, and their significance to the Company’s financial conditions and results of operations:

Critical accounting	Determination methodology	Financial significance
estimate	and assumptions	(measured as at December 31, 2006)

Equity markets – the value of the Company’s policyholder obligations for certain products is dependent on assumptions about the future level of equity markets

•       The calculation of actuarial liabilities for equity market-sensitive products includes adequate provisions to absorb moderate changes in rates of equity market return with provisions determined using scenario testing under the standards established by the Canadian Institute of Actuaries

•       For participating insurance products, a portion of the effect of changes in equity market movements is passed through to policyholders as changes in the amount of dividends declared

•       For variable annuity guarantees (primarily in SLF U.S.) and for certain annuity options in SLF U.K., a 1% reduction in the expected long-term equity market return assumption would decrease net income by $68 million

Interest rates – the value of the Company’s policyholder obligations for all policies is sensitive to changes in interest rates

•       The calculation of actuarial liabilities for all policies includes adequate provisions to absorb moderate changes in interest rates with provisions determined using scenario testing under the standards established by the Canadian Institute of Actuaries

•       For certain product types, including participating insurance policies and certain forms of universal life policies and annuities, the effect of changes in interest rates is largely passed through to policyholders as changes in the amount of dividends declared or in the rate of interest credited

•       An immediate 1% increase in interest rates across the entire yield curve would result in an estimated increase in net income of $60 million

•       An immediate 1% parallel decrease in interest rates would result in an estimated decrease in net income of $242 million

Asset default provisions are included in actuarial liabilities for possible future asset defaults and loss of asset value in current assets and future purchases	• Based on a reduction in the expected future investment yield or a reduction in the value of equity assets recognized in the computation of actuarial liabilities	• Asset default provisions included in actuarial liabilities amounted to $2.6 billion on a pre-tax basis as at December 31, 2006

Mortality – the rate of death for a defined group of people

•       Generally based on the Company’s average five-year experience

•       Industry experience considered where the Company’s experience is not sufficient

•       Rates on annuities, where lower mortality rates result in an increase in actuarial liabilities, are adjusted to reflect estimated future improvements in lifespan

•       Rates for life insurance contracts do not reflect any future improvement that might be expected

•       For products for which higher mortality would be financially adverse to the Company, a 1% increase in the best estimate assumption would decrease net income by $88 million

•       For products for which lower mortality would be financially adverse to the Company, a 1% reduction in the mortality assumption would decrease net income by $40 million

Morbidity – both the rates of accident or sickness and the rates of subsequent recovery for defined groups of people

•       Generally based on the Company’s average five-year experience

•       Industry experience considered where the Company’s experience is not sufficient

•       Long-term care and critical illness insurance assumptions developed in collaboration with reinsurers and largely based on their experience

•       For those benefits where the Company or industry experience is limited, larger provisions for adverse deviation are included

• For products for which the morbidity is a significant assumption, a 1% adverse change in that assumption would reduce net income by $20 million

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Critical accounting	Determination methodology	Financial significance
estimate	and assumptions	(measured as at December 31, 2006)

Policy termination rates – the rates at which policies terminate prior to the end of the contractual coverage periods

•       Generally based on the Company’s average five-year experience

•       Industry studies used where the Company’s experience is not sufficient

•       Rates may vary by plan, age at issue, method of premium payment and policy duration

•       Assumptions for premium cessation occurring prior to termination of the policy required for universal life contracts

•       For individual life insurance products for which fewer terminations would be financially adverse to the Company, net income would decrease $81 million if the termination rate assumption were reduced by 10% starting in policy year six (5% for participating policies and policies with adjustable premiums)

•       For products for which more terminations would be financially adverse to the Company, net income would decrease $74 million if an extra 1% of the in-force policies were assumed to terminate each year beginning in policy year six (0.5% for participating policies and policies with adjustable premiums)

Operating expenses and inflation – actuarial liabilities provide for future policy-related expenses

•       Mainly based on recent Company experience using an internal expense allocation methodology

•       The increases assumed in future expenses are consistent with the inflation rate used in the scenario testing under the standards established by the Canadian Institute of Actuaries

• A 10% increase in maintenance unit expenses Company-wide would result in a decrease in net income of $263 million

FAIR VALUE OF INVESTMENTS

As described in Note 1 to SLF Inc.’s 2006 Consolidated Financial Statements, stocks, including certain other equity type investments and real estate are initially recorded at cost, and the carrying value is adjusted towards fair value at 5% and 3%, respectively, of the difference between fair value and carrying value per quarter.

The fair value of the majority of stocks is determined based on quoted market prices. For other equity holdings for which quoted market prices are not available, discounted cash flows and other valuation techniques are used to determine the fair market value. For real estate, fair market values are determined by reference to sales of comparable properties in the marketplace and the net present value of the expected future cash flows. Where valuation is not based on quoted market prices, management is required to make judgments and assumptions, which are subject to changes in economic and business conditions. The use of different methodologies and assumptions may have a material effect on the estimate of fair market values.

As at December 31, 2006, the market value of stocks and real estate comprised approximately 9% of the market value of total invested assets.

ALLOWANCE FOR INVESTMENT LOSSES

The carrying value of invested assets reflects allowances for losses, the calculation of which is based on estimates of net realizable value of the assets. The use of different methodologies and assumptions may have a material effect on the estimates of net realizable value.

The carrying value of invested assets is adjusted by allowances for losses, which are established when an asset is classified as impaired. Management considers various factors to identify invested assets of potential impairment concern. In addition to the Company’s ability and intent to hold the invested assets to maturity or until a recovery in value, consideration is given to general economic and business conditions, industry trends, specific developments with regard to security issuers, and available market values.

As at December 31, 2006, allowances for losses were $96 million, representing 48% of gross impaired assets. This represents a decrease of 31% from the prior year’s allowances of $140 million, reflecting the Company’s high quality of assets.

Provisions for losses on investments, which increase the allowances, are charged against net investment income. Write-offs, net of any recoveries, reduce the allowances.

As at December 31, 2006, the Company’s total impaired assets, net of allowances of $96 million, amounted to $102 million. The corresponding market value of these impaired assets was approximately $122 million as at December 31, 2006.

32     Sun Life Financial Inc. | Annual Report 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS

GOODWILL AND OTHER INTANGIBLES

The fair value of intangible assets is determined using various valuation models which require management to make certain judgments and assumptions that could affect the fair value estimates and resulting impairment write-downs. As at December 31, 2006, the fair values of the appropriate operating business segments, including any associated subsidiary segments as required, and the fair values of the indefinite life intangible assets were well in excess of their carrying values.

Goodwill represents the excess of the cost of businesses acquired over the fair value of the net identifiable tangible and intangible assets and is not amortized. Rather, it is assessed for impairment annually by comparing the carrying values of the appropriate business segments, including any associated subsidiary segments, as required, to their respective fair values. If any potential impairment is identified, it is quantified by comparing the carrying value of the respective goodwill to its fair value.

The Company had a carrying value of $6.0 billion in goodwill as at December 31, 2006, consisting primarily of $3.7 billion arising from the 2002 Clarica acquisition, $1.5 billion arising from the acquisition of Keyport Life Insurance Company in the United States in 2001, and $511 million arising from the acquisition of CMG Asia in Hong Kong in 2005. An additional $346 million of goodwill related to the Company’s equity holdings in CI Financial and Birla Sun Life is included in Other Invested Assets.

Identifiable intangible assets consist of finite-life and indefinite-life intangible assets. Finite-life intangibles are amortized, while indefinite-life intangibles are assessed for impairment annually by comparing their carrying values to their fair values. If the carrying values of the indefinite-life intangibles exceed their fair values, these assets are considered impaired and a charge for impairment is recognized.

As at December 31, 2006, the Company’s finite-life intangible assets had a carrying value of $629 million, primarily reflecting the value of certain distribution channels and asset administration contracts acquired as part of the Clarica Life Insurance Company and IFMG acquisitions. The Company’s indefinite-life intangible assets had a carrying value of $907 million, reflecting fund management contracts and state licenses.

INCOME TAXES

Sun Life Financial’s provision for income taxes is calculated based on the expected tax treatment of a particular period. The determination of the required provision for current and future income taxes requires the Company to interpret tax legislation in the jurisdictions in which it operates and to make assumptions about the expected timing of realization of future tax assets and liabilities. To the extent that the Company’s interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience. The amount of any increases or decreases cannot be reasonably estimated.

ACCOUNTING POLICIES

CHANGES IN ACCOUNTING POLICIES IN 2006

In 2006, SLF Inc. adopted new accounting standards and policies that are detailed in Note 2 to SLF Inc.’s 2006 Consolidated Financial Statements. The changes are not considered material to the determination of the Company’s financial position or results.

IMPLICIT VARIABLE INTERESTS

On January 1, 2006 the Company adopted the recommendations of the Emerging Issues Committee (EIC) 157, Implicit Variable Interests, which clarify that the interests in variable interest entities (VIEs) do not have to be explicit and may be inferred from relevant facts and circumstances. Such implicit variable interest must be evaluated in accordance with Accounting Guideline 15, Variable Interest Entities to determine if consolidation is appropriate.

STOCK-BASED COMPENSATION

In the fourth quarter of 2006, the Company adopted EIC 162, and Stock-based Compensation for Employees Eligible to Retire Before the Vesting Date. EIC 162 requires that compensation cost for a stock option award attributable to an employee who is eligible to retire at the grant date be fully recognized on the grant date; and compensation costs attributable to stock-based compensation awards granted to employees who will become eligible to retire during the vesting period be recognized over the period from the grant date to the date the employee becomes eligible to retire. This change in accounting policy did not have a material impact on the SLF Inc. 2006 Consolidated Financial Statements.

FUTURE ADOPTION

FINANCIAL INSTRUMENTS, HEDGES AND COMPREHENSIVE INCOME OVERVIEW

On January 1, 2007, the Company adopted CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement; CICA Handbook Section 3865, Hedges; CICA Handbook Section 1530, Comprehensive Income; and the amendments to CICA handbook sections and accounting guidelines resulting from the issuance of these sections. CICA Handbook Section 4211, Life Insurance Enterprises – Specific Items, replaces CICA Handbook Section 4210 in 2007. The accounting requirements for life insurance portfolio investments in Handbook Section 4211 have only been applied to investments in real estate and are significantly unchanged from Section 4210. Other financial assets previously included as portfolio investments have been required to follow the accounting requirements in the new Handbook Sections 3855, 3865 and 1530. Recognition, derecognition and measurement policies followed in prior years’ financial statements are not reversed, and therefore, prior period financial statements will not

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MANAGEMENT’S DISCUSSION AND ANALYSIS

be restated. Further details on the specific accounting requirements of these new and revised handbook sections are included in Note 2 to SLF Inc.’s 2006 Consolidated Financial Statements.

On January 1, 2007, deferred realized gains and losses on sales of financial assets previously accounted for as life insurance portfolio investments, including gains and losses arising from sales of bonds, stocks, mortgages and derivatives, were recorded to retained earnings. Realized gains and losses on the sales of these assets will be reported in investment income in 2007. Corporate loans with a carrying value of $4.9 billion that were previously included with bonds on the consolidated balance sheet were classified as loans and have been reported with mortgages because they do not meet the definition of a debt security. These loans, as well as mortgage loans, will continue to be accounted for at amortized cost using the effective interest rate method in 2007. Investments in mortgages and corporate loans support both actuarial liabilities and non-life insurance business.

Accumulated Other Comprehensive Income (OCI) and comprehensive income will be included in the March 31, 2007 interim Consolidated Financial Statements. The Company will also reclassify the December 31, 2006 currency translation account balance of $(1.3) billion, currently included as a separate component of equity to accumulated OCI in the consolidated statement of equity.

The expected impact on the consolidated financial statements due to the accounting changes for investments supporting actuarial liabilities and for investments not supporting actuarial liabilities is described in the following section.

BUSINESS IMPACT OF FINANCIAL INSTRUMENTS, HEDGES AND COMPREHENSIVE INCOME

On January 1, 2007, the Company designated bonds, stocks and other invested assets supporting actuarial liabilities with a carrying value of $58.6 billion and fair value of $62.0 billion held-for-trading. Derivatives supporting actuarial liabilities that are not classified as hedges for accounting purposes and with a fair value of $843 million were recorded on the balance sheet. These instruments were recorded at fair value on January 1, 2007, with the difference between the fair value and carrying value of these instruments, net of the related tax expense, recorded to opening retained earnings. These instruments will be recorded at fair value at each balance sheet date with changes in fair value recorded to net income. Deferred net realized gains of $3.3 billion relating to assets supporting actuarial liabilities, excluding real estate, net of the related tax expense, were recorded in retained earnings on January 1, 2007. Future realized gains will be recorded in net income. The actuarial liabilities are supported, in part, by assets that are designated as held-for-trading and certain non-hedging derivatives. Because the value of the actuarial liabilities is determined by reference to the assets supporting those liabilities, changes in the actuarial liabilities will offset a significant portion of the future changes in fair value of those assets recorded to income and the amount recorded to retained earnings on transition. Since deferred net realized gains are generally taken into account in establishing the actuarial liabilities, most of the deferred net realized gains and losses recorded in retained earnings will be offset by changes in actuarial liabilities also recorded in retained earnings on January 1, 2007.

The Company also designated bonds and stocks with a carrying value and a fair value of $209 million and $207 million, respectively, as available-for-sale. These assets are supporting claims stabilization funds and were designated as such in order to match the measurement of these liabilities. Other invested assets with a carrying value of $178 million were designated as available-for-sale. These invested assets represent investments in limited partnerships and will be recorded at cost.

On January 1, 2007, the Company designated bonds and stocks not supporting actuarial liabilities with a carrying value of $10.5 billion and a fair value of $10.9 billion as available-for-sale. These assets were recorded on the balance sheet at fair value on January 1, 2007, with the difference between the fair value and carrying value of these assets, net of the related tax expense, recorded to opening OCI as of January 1, 2007. These assets will be recorded at fair value at each balance sheet date with changes in fair value recorded to OCI. Because future changes in fair value of these assets will be recorded to OCI, these assets will only impact net income when they are sold or other than temporarily impaired, and the gain or loss and the related tax expense, recorded in accumulated OCI, is reclassified to net income.

The Company also designated other invested assets with a carrying value of $574 million as available-for-sale. These assets are investments in segregated and mutual funds, which will be recorded at fair value, and investments in limited partnerships, which will be recorded at cost.

The Company also designated bonds and other invested assets not supporting actuarial liabilities with a carrying value of $187 million and a fair value of $185 million as held-for-trading. These assets are primarily investments held by non-insurance subsidiaries of the Company. Derivatives not supporting actuarial liabilities with a fair value of $279 million were recorded on the balance sheet. These instruments were recorded on the balance sheet at fair value on January 1, 2007, with the difference between the fair value and carrying value of these instruments, net of the related tax expense, recorded in opening retained earnings. These assets will be recorded at fair value at each balance sheet date with changes in fair value recorded in net income. For hedging derivatives, adjustments will also be recorded in opening OCI for cash flow and net investment hedges and in retained earnings for fair value hedges. Deferred net realized gains of $580 million related to assets not supporting actuarial liabilities, excluding real estate, net of the related tax expense were recorded in retained earnings on January 1, 2007. Future changes in fair value of assets not supporting liabilities that are designated as held-for-trading and non-hedging derivatives not supporting actuarial liabilities will impact net income in 2007.

34     Sun Life Financial Inc. | Annual Report 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Canadian government has recently announced its intention to align the current Canadian tax rules with the new accounting standards. At the time of finalizing SLF Inc.’s 2006 Consolidated Financial Statements, detailed legislative guidance on implementation of the proposed changes has not been released. Accordingly, the impact of these proposed changes is not yet determinable.

DETERMINING THE VARIABILITY TO BE CONSIDERED IN APPLYING THE VARIABLE INTEREST ENTITY (VIE) STANDARDS

On January 1, 2007, the Company adopted EIC 163, which provides additional clarification on how to analyze and consolidate VIEs. EIC 163 is effective for financial statements issued for periods beginning on or after January 1, 2007. The Company does not expect these amendments to have a material impact on the consolidated financial statements.

RISK MANAGEMENT

INTRODUCTION

The Company’s enterprise-wide risk management framework includes policies, risk tolerance limits and worldwide practices for risk management. It provides oversight for the risk management activities within the Company’s business segments, ensuring discipline and consistency are applied to the practice of risk management.

RISK FRAMEWORK

OBJECTIVES

The risk management program is designed to:

(i)             avoid risks that could materially adversely affect the value or reputation of the Company

(ii)          contribute to sustainable earnings

(iii)       identify risks that the Company can manage in order to increase returns

(iv)      provide transparency of the Company’s risks through internal and external reporting

RISK PHILOSOPHY

The Company’s business includes accepting risks for appropriate return and taking on those risks that meet its objectives. The Company’s risk management program is aligned with its vision and strategy and embeds risk management within the business management practices of the business groups.

RISK CULTURE

The Company’s culture supports an effective risk management program. The elements of the risk culture include:

(i)             acting with integrity

(ii)          understanding the impact of risk on customers

(iii)       embedding risk management into the business

(iv)      promoting full and transparent communications

(v)         collaboration

(vi)      aligning of objectives and incentives

ACCOUNTABILITIES

Accountability provides clear lines of responsibility and authority for risk acceptance and risk taking. The Risk Review Committee of SLF Inc.’s Board of Directors, composed of independent directors, has oversight responsibility for enterprise-wide risk management and ensures that management has appropriate and effective policies, operating guidelines and procedures in place to manage risk. Management is responsible for managing risks and for reporting on key risk issues to the committee on a regular basis.

KEY RISK PROCESSES

The Company has implemented a formal risk management program in each business segment. This program includes a process that applies qualitative and quantitative analysis of the risk exposures, with appropriate reporting to senior management and the Board of Directors. The results of this reporting are used to develop an annual enterprise-wide view of the most significant risks, which is reported to the Risk Review Committee.

RISK IDENTIFICATION

The Company has a formal risk identification program whereby each business group identifies the current key risks that may impact its business. Exposures to these risks are assessed on a qualitative and quantitative basis. Risk control programs are documented and action plans are established for mitigating the exposure. The Company then identifies the key risks that may materially impact the organization as a whole. These risks are monitored by senior management and reported to the Risk Review Committee on an annual basis. Additional information on these risks is available in SLF Inc.’s 2006 AIF under the heading Risk factors.

RISK POLICIES

The Company has enterprise-wide consolidated risk management policies, which provide a consistent approach to measurement, mitigation and control, and monitoring of risk exposures.

RISK MEASUREMENT

MARKET RISK TOLERANCE AND EARNINGS-AT-RISK

The Company has established market risk tolerance limits that set out the maximum target income sensitivity of its business groups to changes in interest rates and the equity markets. These limits are based on the sensitivity of a one-year forward projection of income tested by business groups against a set of internally prescribed market shocks. Deviations from the applicable limits are reported to the Risk Review Committee.

The Company has also developed an Earnings-at-Risk measurement model, which analyzes capital market risks. The Earnings-at-Risk model also projects a distribution of possible deviations of earnings to further assist in risk management activities.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

SENSITIVITY OF EARNINGS

The table sets out the sensitivity of the Company’s earnings to changes in the interest rate environment and equity markets based on the existing business mix. These amounts are estimated assuming limited management actions to mitigate the impact of the changes.

The amounts in the table are calculated under the 2006 accounting basis and do not reflect the implementation of the new Canadian accounting standards for financial instruments on January 1, 2007, as outlined on page 33 of this MD&A under the heading “Accounting policies”. The effect on the sensitivities is not expected to be material.

INCREASE (DECREASE) IN EARNINGS

($ millions)	2006 Accounting basis
Interest rate sensitivity(1)
1% Increase	64
1% Decrease	(167)
Equity market sensitivity(2)
10% Increase	130
10% Decrease	(140)

(1)              Represents a 100 basis point parallel shift in assumed interest rates across the entire yield curve.

(2)              Represents the percentage change in equity markets.

RISK CATEGORIES

The risks facing the Company can generally be classified into the following categories:

Risk category	How risk is managed

Market risk – the uncertainty in the valuation of assets and the cost of embedded options and guarantees arising from changes in equity markets and/or interest rates

•          The Company’s insurance liabilities are segmented according to major product type, with investment guidelines established for each segment

•          Exposure to capital markets is monitored and managed against established risk tolerance limits

•          Individual stock holdings are diversified by industry type and corporate entity

•          Real estate holdings are diversified by location and property type

•          Effects of large and sustained adverse market movement are monitored through Dynamic Capital Adequacy Testing and other stress-testing techniques

•          Considerations are given to the use of derivatives and the company’s policies regarding liquidity management and foreign exchange risks (see pages 39 to 40 in this MD&A under the heading Financial position and liquidity)

Interest rate risk – the risk of asset liability mismatch resulting from interest rate volatility

•          Matching policy established for each portfolio of assets and associated liabilities to keep potential losses within acceptable limits

•          “Key rate duration” technique employed for certain interest-sensitive businesses (e.g., individual and group annuities) to examine duration gaps of assets, liabilities and off-balance sheet instruments at discrete points on the yield curve and to manage these gaps within specified tolerance limits

Credit risk – the uncertainty surrounding the likelihood of default or credit downgrade

•          Credit risks associated with fixed income investments are managed by major business groups and the Company in aggregate using:

•          Detailed credit and underwriting policies

•          Specific diversification requirements

•          Comprehensive due diligence and ongoing credit analysis

•          Aggregate counterparty exposure limits

•          Monitoring against pre-established limits

•          Provisions for impaired assets are charged against the carrying value of the asset with additional allowances provided for in actuarial liabilities

Reinsurance ceded risk – the counterparty risk relating to externally reinsuring exposures	• Policy established to limit and monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers

Product design and pricing risk – the risk arising from inappropriate or inadequate product design and pricing, including deviations from the assumptions used in pricing products as a result of uncertainty concerning future investment yields, mortality and morbidity experience, expenses, changes in policyholder behaviour, and taxes

•          Annual compliance assessment is performed by all business units against standards and guidelines for product design and pricing methods, pricing assumptions, profit margin objectives, required scenario analysis, documentation, internal peer review and pricing approval processes

•          Internal audit of business unit pricing processes is performed on a rotating basis

36     Sun Life Financial Inc. | Annual Report 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS

Risk category	How risk is managed

Mortality and morbidity risk – the risk of incurring higher than anticipated mortality and morbidity claim losses on any one policy or group of policies

•          Detailed uniform underwriting procedures have been established to determine the insurability of applicants and to manage exposure to large claims

•          Underwriting requirements are regularly scrutinized against industry guidelines

•          Group insurance policies are underwritten prior to initial issue and renewals, driven by risk selection, plan design and rating techniques

•          Risk policies approved by the Board of Directors include limits on the maximum amount of insurance that may be issued under one policy and the maximum amount that may be retained, varying by geographical region

•          Amounts in excess of limits are reinsured

Legal, regulatory and market conduct risk management – the risk associated with failure to comply with laws or to conduct business consistent with changing regulatory or public expectations

•          A strong compliance culture is promoted by setting the appropriate tone at the top with respect to compliance with laws and regulations

•          Enterprise-wide compliance policies and framework established with annual self-assessment by all business units

•          Annual enterprise-wide attestation by all employees regarding compliance with Code of Business Conduct

•          Key compliance risks are monitored at the corporate and business group levels

Operational risk – the uncertainty arising from internal events caused by failures of people, process and technology as well as external events

•          Enterprise-wide and business-specific policies and guidelines established

•          Comprehensive insurance program, including appropriate levels of self-insurance, is maintained to provide protection against potential losses

•          Environmental risk management program is maintained to help protect investment assets (primarily real estate, mortgage and structured finance portfolios) from losses due to environmental issues and to help ensure compliance with applicable laws

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

The Company has established disclosure controls and procedures that are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Executive Vice President and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109 issued by the Canadian Securities Administrators and Rule 13a-15 under the United States Securities and Exchange Act of 1934, as of December 31, 2006, was carried out under the supervision of and with the participation of the Company’s management, including the CEO and the CFO. Based on that evaluation, the CEO and the CFO concluded that the design and operation of these disclosure controls and procedures were effective as of December 31, 2006.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements in accordance with generally accepted accounting principles.

Management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2006, and based on that assessment concluded that internal control over financial reporting was effective. See Management’s Report on Internal Control over Financial Reporting and the Report of the Independent Registered Chartered Accountants with respect to management’s assessment of internal control over financial reporting in Sun Life Financial Inc.’s 2006 Consolidated Financial Statements.

During the year, the Company has continued to review its controls in various actuarial systems, and made corrections to the processes, data and computations where necessary. The impact of these changes was not material to the financial statements of the Company. No changes were made in the Company’s internal control over financial reporting during the year ended December 31, 2006, that have materially affected or are reasonably likely to materially affect its internal control over financial reporting.

Sun Life Financial Inc. | sunlife.com     37

MANAGEMENT’S DISCUSSION AND ANALYSIS

INVESTMENTS

The Company strives to ensure that all general fund investments are properly aligned with business objectives, policyholder obligations are met, and adequate liquidity is maintained at all times. The Risk Review Committee approves policies that contain prudent standards and procedures for the investment of the Company’s general fund assets. These policies include requirements, restrictions and limitations for interest rate, credit, equity market, real estate market, liquidity, concentration, and currency and derivative risks. Compliance with these policies is monitored on a regular basis and reported annually to the Risk Review Committee.

INVESTMENT PROFILE

The majority of the Company's general funds are invested in medium to long-term fixed income instruments such as bonds and mortgages. The Company's portfolio composition is conservative, with 86% of the general funds in cash and fixed income investments as at December 31, 2006. While real estate and common stock comprised 3% and 5%, respectively, of the general funds portfolio, the majority of these assets, 68% and 69%, respectively, are related to the participating policyholders' account, and the performance of these investments is largely passed on to policyholders over time.

INVESTMENTS

($ millions)	2006		2005(1)		2004(1)
	Carrying		Carrying		Carrying
	value	% of total	value	% of total	value	% of total
Bonds	69,230	65	66,154	67	64,496	67
Mortgages	15,993	15	14,561	15	13,862	14
Stocks	4,899	5	3,856	4	3,463	4
Real estate	3,825	3	3,241	3	3,148	3
Cash and equivalent investments	6,239	6	5,091	5	5,958	6
Policy loans and other invested assets	6,013	6	5,689	6	5,984	6
Total carrying value	106,199	100	98,592	100	96,911	100
Total market value	112,888		105,358		102,792

(1) Certain comparative figures have been reclassified to conform with the presentation adopted in 2006.

The Company had total consolidated general fund invested assets of $106.2 billion as at December 31, 2006, compared to $98.6 billion at December 31, 2005. The increase was primarily due to the impact of business growth during the year. The weakening of the Canadian dollar against foreign currencies at the end of 2006 increased the value of the assets by $1.3 billion.

The market value of the Company’s invested assets was $112.9 billion at December 31, 2006, up $7.5 billion from December 31, 2005. The increase was primarily due to organic business growth and the favourable impact of changes in capital market levels on the valuation of bond and stock holdings.

Additional details on the Company’s investments are provided in Note 6 to SLF Inc.’s 2006 Consolidated Financial Statements.

BONDS

The Company’s bond portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality and liquidity, while ensuring that the asset portfolio remains diversified and matched to actuarial liabilities by duration. As at December 31, 2006, the Company held $69.2 billion of bonds, which constituted 65% of the Company’s overall investment portfolio. Bonds rated “A” or higher represented 68%, and bonds rated “BBB” or higher represented 97% of the total bond portfolio at December 31, 2006.

As at December 31, 2006, the Company held $17.1 billion of non-public bonds, which constituted 25% of the Company’s overall bond portfolio. Corporate bonds, including corporate loans classified as bonds, represented 70% of the total carrying value of the bond holdings at December 31, 2006, compared to the 68% at December 31, 2005. The increase reflects the Company’s ongoing investment management practices whereby the mix of investment holdings is realigned periodically to reflect the ongoing evolution of its business activities.

Bonds by investment grade

Bonds by sector

38     Sun Life Financial Inc. | Annual Report 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS

MORTGAGES

The Company’s mortgage portfolio consists of almost entirely first mortgages. While the Company generally requires a maximum loan to value ratio of 75%, it may invest in mortgages with a higher loan to value ratio in Canada if the mortgage is insured. As at December 31, 2006, the mix of the Company’s mortgage portfolio was 81% commercial and 19% residential. Approximately 37% of mortgage loans mature by December 31, 2011. As part of its ongoing investment activities, the Company seeks to renew a significant portion of its mortgages providing that they continue to meet the Company’s investment criteria.

STOCKS

The Company’s equity portfolio is diversified by country. As at December 31, 2006, $1.8 billion, or 36%, of the Company’s equity portfolio consisted of Canadian issuers; $1.6 billion, or 33%, of U.S. issuers; $1.3 billion, or 26%, of U.K. issuers; and $262 million, or 5% of issuers from other jurisdictions. Excluding the Company’s equity interest in CI Financial, no single issuer exceeded 2% of the portfolio at December 31, 2006.

REAL ESTATE

Commercial office properties are the major component of the Company’s real estate portfolio, representing approximately 86% of real estate investments at December 31, 2006. Real estate investments are diversified by country, with 62% of the portfolio located in Canada, 29% in the United States and 9% in the United Kingdom at December 31, 2006.

IMPAIRED ASSETS

Net impaired assets, net of allowances amounted to $102 million at December 31, 2006, $79 million less than the December 31, 2005 level, as asset quality remained strong. Impaired assets were primarily bonds in the U.S. utilities and transportation sectors. The net impaired ratio, defined as net impaired assets to total invested assets, was 10 basis points at December 31, 2006, an improvement of 8 basis points from the December 31, 2005 level.

In addition to allowances reflected in the carrying value of invested assets, the Company had $2.6 billion for possible future asset defaults included in its actuarial liabilities at December 31, 2006, compared with $2.4 billion in 2005.

Additional details of impaired assets are found in Note 6 to SLF Inc.’s Consolidated Financial Statements.

DEFERRED NET REALIZED GAINS

Deferred net realized gains represent net gains on the sale of invested assets that have not yet been recognized in income. In accordance with Canadian generally accepted accounting principles for insurance companies, net realized gains on the sales of bonds and mortgages are deferred and amortized into future investment income on a constant yield basis over the remaining period to maturity. Net realized gains on the sale of stocks and real estate are deferred and amortized into future investment income at the quarterly rate of 5% and 3%, respectively, of the unamortized balance.

The Company had $4.2 billion in deferred net realized gains as at December 31, 2006, of which $3.6 billion represented net gains on invested assets backing actuarial liabilities, and the balance represented net gains on invested assets backing capital. Gains on bonds and stocks collectively represented 80% of total deferred net realized gains as at December 31, 2006.

NET UNREALIZED GAINS

Net unrealized gains represent the difference between market value and carrying value of investments that are not recorded on the Company’s balance sheet other than with respect to stocks and real estate. Carrying values for stocks and real estate are determined on a moving average market method of accounting, whereby a portion of unrealized gains or losses is included in the carrying value of investments. The related changes in unrealized gains and losses are credited to or charged against income.

The Company had $6.7 billion in net unrealized gains as at December 31, 2006, compared to $6.8 billion as at December 31, 2005. A significant portion of the net unrealized gains relates to invested assets backing actuarial liabilities. Additional information is provided in Note 6 to SLF Inc.’s 2006 Consolidated Financial Statements.

FINANCIAL POSITION AND LIQUIDITY

The Company’s asset-liability management allows it to maintain its strong financial position by ensuring that sufficient liquid assets are available to cover its potential funding requirements. The Company invests in various types of assets with a view to matching them with its liabilities of various durations.

PRINCIPAL SOURCES OF FUNDS

The Company’s primary source of funds is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses, interest expenses and shareholder dividends. Cash flows generated from operating activities are generally invested to support future payment requirements, including the payment of dividends to shareholders. The Company also raises funds from time to time, through borrowing and issuing of securities, to finance growth, acquisitions or other needs.

At December 31, 2006, the Company maintained cash, cash equivalents and short-term securities totalling $6.2 billion, of which 19% were held in relation to certain derivative strategies and bond repurchase agreements. The corresponding percentage was 38% at the end of 2005. In addition to providing for near-term funding commitments, cash, cash equivalents and short-term securities include amounts which support short-term liabilities.

Sun Life Financial Inc. | sunlife.co     39

MANAGEMENT’S DISCUSSION AND ANALYSIS

Net cash, cash equivalents and short-term securities increased by $1.1 billion in 2006 from higher net cash provided by operating activities. Cash flows generated by operating activities increased by $1.7 billion mainly as a result of the inflow from the additional sale of US$900 million in MTNs this year and other business growth. Net cash used in investing activities decreased by $1.3 billion from a year ago mainly related to the CMG Asia acquisition in the fourth quarter of 2005 and the impact from the timing of outstanding investment transactions. Financing activities produced an increased positive cash impact of $66 million during 2006 compared to 2005. This year’s proceeds from the issuances of $1.0 billion of fixed/floating debentures and $550 million of preferred shares were partially offset by the $600 million of fixed/floating debentures and $725 million in preferred shares issued in 2005. Dividends paid to common shareholders in 2006 were $183 million higher than the 2005 amount paid to common shareholders.

CASH FLOW

($ millions)	2006	2005(1)	2004(1)
Net cash provided by operating activities	4,469	2,777	2,990
Net cash provided by (used in) financing activities	356	290	(1,102)
Net cash provided by (used in) investing activities	(2,647)	(3,974)	(1,225)
Changes due to fluctuations in exchange rates	18	(101)	(90)
Increase (decrease) in cash and cash equivalents	2,196	(1,008)	573
Cash and cash equivalents, beginning of period	2,740	3,748	3,175
Cash and cash equivalents, end of period	4,936	2,740	3,748
Short-term securities, end of period	1,303	2,351	2,210
Cash, cash equivalents and short-term securities, end of period	6,239	5,091	5,958

(1)      Certain comparative figures have been reclassified to conform with the presentation adopted in 2006.

LIQUIDITY

The Company generally maintains a conservative liquidity position that exceeds all the liabilities payable on demand. To strengthen its liquidity further, the Company actively manages and monitors its:

•          capital levels

•          asset levels

•          matching position

•          diversification and credit quality of its investments

•          cash forecasts and actual amounts against established targets

In addition, the Company maintains standby credit facilities with a variety of banks. The agreements relating to the Company’s debt, letters of credit and lines of credit contain typical covenants regarding solvency, credit ratings and other such matters.

The Company is subject to various regulations in the jurisdictions in which it operates. The ability of SLF Inc.’s subsidiaries to pay dividends and transfer funds is regulated in certain jurisdictions and may require local regulatory approvals and the satisfaction of specific conditions in certain circumstances. Through effective cash management and capital planning, SLF Inc. ensures that its subsidiaries, as a whole and on a stand-alone basis, are properly funded and maintain adequate liquidity to meet obligations, both individually and in aggregate.

Based on the Company’s historical cash flows and current strong financial performance, management believes that the cash flow from the Company’s operating activities will continue to provide sufficient liquidity for the Company to satisfy debt service obligations and to pay other expenses.

CAPITAL

The Company’s capital base consists mainly of common shareholders’ equity and retained earnings. Other sources of capital include the Company’s preferred shareholders’ equity, and subordinated debt issued by Sun Life Assurance and Sun Canada Financial Co. For Canadian regulatory purposes, the Company’s capital also includes Sun Life ExchangEable Capital Securities (SLEECS) issued by Sun Life Capital Trust (SLCT) and Cumulative Capital Securities (CCS) issued by a non-consolidated variable interest entity of SLF Inc. These entities were deconsolidated in 2005 as a result of certain accounting policy changes. Notes 13 and 15 to SLF Inc.’s Consolidated Financial Statements include additional details on the Company’s capital.

In 2006, capital rose to $20.5 billion, an increase of $1.6 billion over the prior year, primarily due to strong organic capital generation, the issuance of $59 million of common shares on the exercise of stock options and the issuance of $538 million of preferred shares, net of expenses. These increases were partially offset by shares repurchased and cancelled, which reduced common shareholders’ equity by $575 million.

The table summarizes changes in the Company’s capital position over the past three years:

40     Sun Life Financial Inc. | Annual Report 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS

CAPITAL

($ millions)	2006	2005	2004
Balance, beginning of year	18,851	17,899	17,789
Common shareholders’ net income	2,089	1,843	1,680
Common share dividends	(663)	(581)	(515)
Issuance (buyback) of common shares (net of expenses)	(514)	(466)	(330)
Stock option compensation	18	17	11
Effect of changes in exchange rates	163	(402)	(421)
Total change in common shareholders’ equity	1,093	411	425
Subordinated debt redemption	–	–	(253)
Exchange rate changes – Subordinated notes & CCS	–	(27)	(69)
Issuance of preferred shares (net of redemptions and expenses)	538	562	–
Accounting policy & other changes	7	6	7
Balance, end of year	20,489	18,851	17,899

In 2006, the Company took advantage of historically low long-term interest rates and a favourable market environment to issue two additional series of non-cumulative perpetual preferred shares. In January 2006, the Company issued 10 million Class A Preferred Shares Series 3 for an aggregate amount of $250 million that pay quarterly cash dividends at a per annum rate of 4.45%. In October 2006, the Company issued 12 million Class A Preferred Shares Series 4 for an aggregate amount of $300 million that pay quarterly cash dividends at a per annum rate of 4.45%.

On February 2, 2007, SLF Inc. issued $250 million of Class A non-cumulative Preferred Shares Series 5, at $25 per share, paying non-cumulative quarterly dividends at a per annum rate of 4.50%.

SLF Inc. repurchases common shares to return capital to shareholders in an effective manner. Throughout 2006, SLF Inc. repurchased and subsequently cancelled 12.4 million common shares at a cost of $575 million.

NUMBER OF COMMON SHARES

(in millions)	2006	2005	2004
Balance, beginning of year	582.0	592.0	600.0
Stock options exercised	2.2	3.1	2.4
Shares repurchased	(12.4)	(13.1)	(10.4)
Balance, end of year	571.8	582.0	592.0

NUMBER OF STOCK OPTIONS OUTSTANDING

(in millions)	2006	2005	2004
Balance, beginning of year	10.0	12.4	15.2
Options issued	1.5	1.3	0.2
Options exercised or cancelled	(2.4)	(3.7)	(3.0)
Balance, end of year	9.1	10.0	12.4

The Company also grants stock options to certain employees and directors, which may be exercised at the closing price of the common shares on the trading day preceding the grant date. As at January 31, 2007, 9.1 million options to acquire SLF Inc. shares and 571.8 million common shares of SLF Inc. were outstanding.

In March 2006, the Company issued $700 million of Series B Senior Unsecured Fixed/Floating Debentures, yielding 4.95% annually, due in 2036. In July 2006, the Company issued $300 million of Series C Senior Unsecured Fixed/Floating Debentures, yielding 5.0% annually, due in 2031.

At December 31, 2006, the Company’s long-term debt consisted of: (i) US$600 million of cumulative capital securities, with no scheduled maturity date, (ii) 1.2 billion of SLEECS with maturity dates between 2031 and 2052, (iii) $1.6 billion of senior unsecured debentures with maturity dates between 2031 and 2036, (iv) $1.2 billion in subordinated debentures with maturity dates between 2015 and 2028, and (v) US$177 million in subordinated notes with maturity dates between 2007 and 2015. The maturity dates of the Company’s long-term debt are well distributed over the medium- to long-term horizon to maximize the Company’s financial flexibility and minimize refinancing requirements within a given year.

The Company strives to achieve an optimal capital structure by balancing the use of debt and equity financing. The debt-to-capital ratio for SLF Inc., which includes the SLEECS and preferred shares issued by SLF Inc. as part of debt for the purposes of this calculation, increased by less than 1% over the past year to 22.2% as at December 31, 2006.

Total debt-to-capital ratio(1)

(1) Total debt includes SLEECS and preferred shares.

SHAREHOLDERS’ DIVIDENDS

SLF Inc. increased its quarterly common shareholders’ dividend to $0.275 per share in the first quarter of 2006 and to $0.30 per share in the third quarter of 2006. Total common shareholder dividends paid in 2006 were $1.15 per share, up 16% from $0.99 in 2005.

Sun Life Financial Inc. | sunlife.com     41

MANAGEMENT’S DISCUSSION AND ANALYSIS

On February 8, 2007, the Board of Directors approved a 7% increase in quarterly dividends on SLF Inc.’s common shares to $0.32 per share. SLF Inc.’s dividend policy is reviewed periodically by the Board of Directors, and is dependent upon the Company’s earnings, financial condition and capital requirements. The current dividend payout target ratio is 30% to 40%.

(1) Represents the ratio of common shareholders’ dividends to operating earnings.

CAPITAL ADEQUACY

SLF Inc. has a policy designed to ensure that adequate capital is maintained to provide the flexibility necessary to take advantage of growth opportunities and to support the risk associated with its subsidiaries’ businesses. The approach to managing capital has been developed to ensure that an appropriate balance is maintained between the internal assessment of capital required and the requirements of regulators and rating agencies. SLF Inc.’s capital base is structured to maximize the level of permanent capital while maintaining a cost efficient structure at the desired leverage ratio. Capital is managed on a consolidated basis under principles that consider all the risks associated with the business as well as at the business unit level under the principles appropriate to the jurisdiction in which it operates.

SLF Inc. is subject to the guidelines regarding capital framework for regulated insurance holding companies and non-operating life insurance companies (collectively, Insurance Holding Companies) issued by OSFI. Under these guidelines, Insurance Holding Companies, such as SLF Inc., and certain of their significant life insurance company subsidiaries are not subject to the Minimum Continuing Capital Surplus Requirements (MCCSR) that apply to Canadian life insurance companies. These guidelines do not establish minimum or targeted capital requirements for Insurance Holding Companies.

As an Insurance Holding Company, SLF Inc. is expected to manage its capital in a manner commensurate with its risk profile and control environment. For purposes of determining required capital under the capital risk metrics, the risk component factors for significant foreign life subsidiaries are not included in the Insurance Holding Company’s total capital required. OSFI may intervene and assume control of an Insurance Holding Company or a Canadian life insurance company if it deems the amount of available capital insufficient. Capital requirements may be adjusted by OSFI in the future as experience develops or the risk profile of Canadian life insurers changes, or to reflect other risks. SLF Inc. was well above its internal minimum target capital levels at December 31, 2006.

MCCSR Ratio – Sun Life Assurance

Sun Life Assurance is subject to the MCCSR required capital for a life insurance company in Canada. OSFI generally expects life insurance companies to maintain a minimum MCCSR of 150% or greater, based on the risk profile of the relevant insurance company. Sun Life Assurance’s MCCSR ratio as at December 31, 2006 well exceeded the levels that would require any regulatory or corrective action. Additional details concerning the calculation of available capital and MCCSR are included in the 2006 AIF of SLF Inc. under the heading Regulatory matters.

Significant foreign life subsidiaries that are not subject to the MCCSR rules are expected to comply with the capital adequacy requirements imposed in the foreign jurisdictions in which they operate. The Company’s principal operating life insurance subsidiary in the United States, Sun Life Assurance Company of Canada (U.S.), qualifies as a significant foreign life subsidiary. Sun Life Assurance Company of Canada (U.S.) is subject to the risk-based capital rules issued by the National Association of Insurance Commissioners (NAIC). The NAIC generally expects insurance companies to maintain at least 200% of minimum risk-based capital. The risk-based capital of Sun Life Assurance Company of Canada (U.S.) was well above the minimum level as at December 31, 2006.

In addition, other foreign operations and foreign subsidiaries of SLF Inc. must comply with local capital or solvency requirements in the jurisdictions in which they operate. The Company endeavours to maintain capital levels well above the minimum local requirements as at December 31, 2006.

OFF-BALANCE SHEET ARRANGEMENTS

In the normal course of business, the Company is engaged in a variety of financial arrangements. The principal purposes of these arrangements are to:

•          earn management fees and additional spread on a matched book of business

•          hedge and match the Company’s liabilities, and reduce risks associated with currency, interest rate and stock market fluctuations

•          replicate permissible investments

•          reduce financing costs

While most of these activities are reflected on the Company’s balance sheet with respect to assets and liabilities, certain of them are either not recorded or are recorded on the Company’s balance sheet in amounts that differ from the full contract or notional amounts.

42     Sun Life Financial Inc. | Annual Report 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS

The types of off-balance sheet activities the Company undertakes primarily include:

•          asset securitizations

•          securities lending

•          financial derivatives

ASSET SECURITIZATIONS

The Company engages in asset securitization activities primarily to earn origination and/or management fees by leveraging its investment expertise to source and manage assets for the investors. The Company sells mortgage and/or bond assets to a non-consolidated special purpose entity (SPE), which may also purchase investment assets from third parties. The SPE funds the asset purchase by selling securities to investors. As part of the SPE arrangement, the Company may subscribe to a subordinated investment interest in the issued securities.

The Company is generally retained to manage the assets in the SPE on a fee-for-service basis. All of the asset securitization transactions undertaken by the Company are structured on a non-recourse basis so that the Company has no exposure to the default risks associated with the assets in the SPEs other than through any retained interests held by the Company.

The table summarizes the Company’s asset securitization program. Additional information is available in Note 6 to SLF Inc.’s 2006 Consolidated Financial Statements.

($ millions)	2006	2005
As at December 31
Securitized assets under management	2,434	2,829
The Company’s retained interests	103	117
For the year ended December 31
Cash flow received on retained interests and servicing fees	18	33
Proceeds from sale of company assets through securitization including pre-tax gains	–	–

SECURITIES LENDING

The Company lends securities in its investment portfolio to other institutions to generate additional fee income. The Company conducts its program only with well-established, reputable banking institutions that carry a minimum credit rating of “AA”. It is the Company’s practice to obtain a guarantee from the lending agent against counterparty default, including collateral deficiency, in securities lending transactions. Additional information on securities lending is available in Note 6 to SLF Inc.’s 2006 Consolidated Financial Statements.

FINANCIAL DERIVATIVES AND RISK MITIGATION

The Company uses derivative instruments to manage risks related to interest rate, equity market and currency fluctuations and in replication strategies to reproduce permissible investments. The Company does not engage in speculative investment in derivatives. The primary uses of derivatives are summarized in the table below.

Products/Application	Use of derivative	Derivative used

U.S. universal life contracts, certain Canadian group annuity contracts containing minimum interest rate guarantees, and U.K. unit-linked pension products with guaranteed annuity rate options

To limit potential financial losses from significant reductions in asset earned rates relative to contract guarantees and manage the equity exposure due to certain regulatory requirements for the U.K. unit-linked pension products

Interest rate options and swaps; short equity forwards

Interest rate exposure in relation to asset-liability management	To manage the sensitivity of the duration gap between assets, liabilities and off-balance sheet instruments to interest rate changes	Interest rate swaps and options

U.S. variable annuities, Canadian segregated funds, and reinsurance on variable annuity guarantees offered by other insurance companies	To manage the exposure to product guarantees sensitive to movement in equity market levels	Put options on equity index; futures on equity indices and on interest rates

U.S. fixed index annuities	To manage the exposure to product guarantees related to equity market performance	Futures and options on equity indices and interest rates

U.K. With Profit Fund	To protect the fund from the impact of a significant fall in the U.K. equity market below a predetermined level	Collar option on equity index maturing in 2006 and put option on equity index maturing in 2007

Currency exposure in relation to asset-liability management

To reduce the sensitivity to currency fluctuations by matching the value and cash flows of specific assets denominated in one currency with the value and cash flows of the corresponding liabilities denominated in another currency

Currency swaps and forwards

Sun Life Financial Inc. | sunlife.com     43

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company generally enters into derivative transactions with counterparties with “AA” credit ratings or better. Where a counterparty’s rating is downgraded to below this level, the Company has credit support arrangements in place which require additional collateral.

($ millions)	2006	2005
As at December 31
Net fair value	1,122	1,195
Total notional amount	44,140	38,364
Credit equivalent amount	2,361	2,463
Risk-weighted credit equivalent amount	55	53

The values of the Company’s derivative instruments are summarized in the table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

Total notional amount increased to $44.1 billion at December 31, 2006, from $38.4 billion at the end of 2005, primarily due to the increased use of derivatives to manage equity and currency risks. The net fair value, which represents the unrealized gains, net of unrealized losses, of all derivative financial instruments, slipped to $1.1 billion from $1.2 billion year over year. This primarily reflected changes in market conditions affecting the valuation of the derivative instruments.

As the regulator of the Canadian insurance industry, OSFI provides guidelines to quantify the use of derivatives. The credit equivalent amount, a measure used to approximate the potential credit exposure, is determined as the replacement cost of the derivative contracts having a positive fair value plus an amount representing the potential future credit exposure. The risk-weighted credit equivalent amount is a measure used to determine the amount of capital necessary to support derivative transactions for certain Canadian regulatory purposes. It is determined by weighting the credit equivalent amount according to the nature of the derivative and the creditworthiness of the counterparties.

As at December 31, 2006, the credit equivalent amounts for interest rate contracts, foreign exchange contracts, and equity and other contracts were $364 million, $867 million and $1,130 million, respectively. The corresponding risk-weighted credit equivalent amounts were $8 million, $20.5 million and $26.5 million, respectively.

With the Company adopting the new accounting standards for financial instruments on January 1, 2007, all derivative financial instruments will be reported on the balance sheet at fair value. The derivatives’ fair value of $1.1 billion will be recorded on the balance sheet.

Additional details in respect of derivatives are described in Notes 1, 6 and 7 of SLF Inc.’s 2006 Consolidated Financial Statements.

COMMITMENTS, GUARANTEES, CONTINGENCIES AND REINSURANCE MATTERS

In the normal course of business, the Company enters into leasing agreements, outsourcing arrangements, and agreements involving indemnities to third parties. The Company is also engaged in arbitration proceedings in the U.S. and U.K. with certain companies that have contracts to provide reinsurance to the Company. Details regarding the Company’s commitments, guarantees and contingencies are summarized in Note 20 of SLF Inc.’s 2006 Consolidated Financial Statements.

CONTRACTUAL OBLIGATIONS

	Payments due by period
($ millions)	Total	Within 1 year	1–3 years	4–5 years	Over 5 years
Long-term debt	4,947	32	–	–	4,915
Operating leases	458	98	129	90	141
Credit-related arrangements
Contractual commitments	1,366	1,055	311	–	–
Letters of credit	1,122	1,122	–	–	–
General fund policyholder liabilities(1)	189,402	13,202	15,092	13,223	147,885
Total contractual obligations	197,295	15,509	15,532	13,313	152,941

(1)              General fund policyholder liability cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, commissions and premium taxes offset by contractual future premiums and fees on in-force contracts. These estimated cash flows are based on the best estimate assumptions used in the determination of policy liabilities. These amounts are undiscounted and do not reflect recoveries from reinsurance agreements. The actuarial and other policy liability amounts included in the 2006 SLF Inc. Consolidated Financial Statements are based on the present value of the estimated cash flows and are net of reinsured amounts. Due to the use of assumptions, actual cash flows will differ from these estimates.

44     Sun Life Financial Inc. | Annual Report 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS

OUTSOURCING AGREEMENTS

The Company enters into long-term outsourcing contracts from time to time to allow the Company to focus on its core business, enhance customer services and reduce operating costs and risks. Its material long-term outsourcing contracts are described below.

In January 2002, the Company signed a contract with a subsidiary of Vertex Data Science Limited, a U.K.-based service provider, to outsource the administration of the Company’s closed block of U.K. individual life and pension business until 2009. The value of the main contract is estimated at approximately $285 million over its term. Future contract payments are estimated to be approximately $26 million in 2007 and $28 million for the remaining period of the contract.

In 2002, the Company entered into a seven-year outsourcing contract with IBM Canada Limited (IBM), under which IBM provides a wide range of technology services to the Company. The value of this contract is estimated to be approximately $260 million over its life. The future payments to IBM, based on currently anticipated usage levels, are estimated to be approximately $33 million a year for the remaining term of this contract.

LEGAL AND REGULATORY PROCEEDINGS

SLF Inc. and certain of its U.S. subsidiaries are continuing to cooperate with insurance and securities regulators and other government and self-regulatory agencies in the United States in their ongoing investigations and examinations with respect to various issues. Certain of these investigations and examinations may lead to settled administrative actions or enforcement proceedings and civil actions. As previously disclosed, SLF Inc. and MFS have been named as defendants in multiple lawsuits in U.S. courts relating to the matters that led to the settlements between MFS and U.S. regulators in 2004; and MFS continues to defend these actions. In addition, SLF Inc. and its subsidiaries are involved in other legal actions, both as a defendant and as a plaintiff. While it is not possible to predict the resolution of these various legal and regulatory proceedings, management believes, based on the information currently available to it, that the ultimate resolution of these matters will not be material to Sun Life Financial’s consolidated financial position or results of operations.

Additional information concerning these and related matters is provided in SLF Inc.’s annual Consolidated Financial Statements and the AIF for the year ended December 31, 2006, copies of which are available on the Company’s website at www.sunlife.com and at www.sedar.com and www.sec.gov.

Sun Life Financial Inc. | sunlife.com     45

CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL REPORTING RESPONSIBILITIES

Management is responsible for preparing the consolidated financial statements. This responsibility includes selecting appropriate accounting policies and making estimates and other judgments consistent with Canadian generally accepted accounting principles. It also includes ensuring the use of appropriate accounting policies and estimates in the disclosure of the information that was prepared following accounting principles generally accepted in the United States of America. The financial information presented elsewhere in the annual report to shareholders is consistent with these statements.

The Board of Directors (Board) oversees management’s responsibilities for financial reporting. An Audit and Conduct Review Committee of non-management directors is appointed by the Board to review the consolidated financial statements and report to the Board prior to their approval of the consolidated financial statements for issuance to shareholders. Other key responsibilities of the Audit and Conduct Review Committee include reviewing the Company’s existing internal control procedures and planned revisions to those procedures, and advising the Board on auditing matters and financial reporting issues.

Management is also responsible for maintaining systems of internal control that provide reasonable assurance that financial information is reliable, that all financial transactions are properly authorized, that assets are safeguarded, and that Sun Life Financial Inc. and its subsidiaries, collectively referred to as “the Company”, adhere to legislative and regulatory requirements. These systems include the communication of policies and the Company’s Code of Business Conduct throughout the organization. Internal controls are reviewed and evaluated by the Company’s internal auditors.

The Audit and Conduct Review Committee also conducts such review and inquiry of management and the internal and external auditors as it deems necessary towards establishing that the Company is employing appropriate systems of internal control, is adhering to legislative and regulatory requirements and is applying the Company’s Code of Business Conduct. Both the internal and external auditors and the Appointed Actuary have full and unrestricted access to the Audit and Conduct Review Committee, with and without the presence of management.

The Office of the Superintendent of Financial Institutions, Canada conducts periodic examinations of the Company. These examinations are designed to evaluate compliance with provisions of the Insurance Companies Act of Canada and to ensure that the interests of policyholders, depositors and the public are safeguarded. The Company’s foreign operations and foreign subsidiaries are examined by regulators in their local jurisdictions.

The Appointed Actuary, who is a member of management, is appointed by the Board to discharge the various actuarial responsibilities required under the Insurance Companies Act of Canada, and conducts the valuation of the Company’s actuarial liabilities. The role of the Appointed Actuary is described in more detail in Note 10 on page 73. The report of the Appointed Actuary appears on page 99.

The Company’s external auditors, Deloitte & Touche LLP, Independent Registered Chartered Accountants, conduct an independent audit of the consolidated financial statements and meet separately with both management and the Audit and Conduct Review Committee to discuss the results of their audit. The auditors’ report to the Board and shareholders appears on page 99.

Donald A. Stewart

Chief Executive Officer

Paul W. Derksen

Executive Vice-President and Chief Financial Officer

Toronto, February 8, 2007

46     Sun Life Financial Inc. | Annual Report 2006

CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Sun Life Financial Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer (CEO) and the Executive Vice President and Chief Financial Officer (CFO) and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting, as defined in Rule 13a-15 under the United States Securities and Exchange Act of 1934, as of December 31, 2006 based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that internal control over financial reporting was effective as of December 31, 2006.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, has been audited by Deloitte & Touche LLP, the Company’s Independent Registered Chartered Accountants, who also audited the Company’s Consolidated Financial Statements for the year ended December 31, 2006. As stated in the Report of Independent Registered Chartered Accountants, they have expressed an unqualified opinion on management’s assessment of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006.

Donald A. Stewart

Chief Executive Officer

Paul W. Derksen

Executive Vice-President and Chief Financial Officer

Toronto, February 8, 2007

Sun Life Financial Inc. | sunlife.com     47

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31 (in millions of Canadian dollars, except for per share amounts)	2006	2005	2004
Revenue
Premium income:
Annuities	$5,380	$4,556	$4,588
Life insurance	6,168	5,683	5,948
Health insurance	3,061	2,701	2,367
	14,609	12,940	12,903
Net investment income (Note 6)	6,664	6,079	5,924
Fee income	3,014	2,899	2,903
	24,287	21,918	21,730
Policy benefits and expenses
Payments to policyholders, beneficiaries and depositors:
Maturities and surrenders	5,707	5,922	5,726
Annuity payments	1,388	1,473	1,495
Death and disability benefits	2,438	2,397	2,458
Health benefits	2,253	1,885	1,737
Policyholder dividends and interest on claims and deposits	1,109	1,125	1,116
	12,895	12,802	12,532
Net transfers to segregated funds	835	704	582
Increase in actuarial liabilities (Note 10)	2,525	872	1,425
Commissions	1,916	1,726	1,916
Operating expenses (Note 16)	3,028	2,921	2,831
Premium taxes	205	190	182
Interest expense (Notes 11, 12 and 13)	323	273	278
	21,727	19,488	19,746
Income before income taxes and non-controlling interests	2,560	2,430	1,984
Income taxes expense (Note 19)	389	531	263
Non-controlling interests in net income of subsidiaries (Note 14)	27	23	28
Total net income	2,144	1,876	1,693
Less: Participating policyholders’ net income	7	9	13
Shareholders’ net income	2,137	1,867	1,680
Less: Preferred shareholder dividends	48	24	–
Common shareholders’ net income	$2,089	$1,843	$1,680

Average exchange rates:
U.S. dollars	1.13	1.21	1.30
U.K. pounds	2.09	2.21	2.38

Earnings per share (Note 17)
Basic	$3.62	$3.14	$2.81
Diluted	$3.58	$3.12	$2.79

Weighted average shares outstanding in millions (Note 17)
Basic	577	587	599
Diluted	580	590	602
The attached notes form part of these consolidated financial statements.

48     Sun Life Financial Inc. | Annual Report 2006

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

As at December 31 (in millions of Canadian dollars)		2006	2005
Assets
Bonds (Note 6)		$69,230	$66,154
Mortgages (Note 6)		15,993	14,561
Stocks (Note 6)		4,899	3,856
Real estate (Note 6)		3,825	3,241
Cash, cash equivalents and short-term securities		6,239	5,091
Policy loans and other invested assets		6,013	5,689
Invested assets		106,199	98,592
Goodwill (Note 8)		5,981	5,963
Intangible assets (Note 8)		777	801
Other assets (Note 9)		4,874	5,510
Total general fund assets		$117,831	$110,866

Segregated funds net assets		$70,789	$60,984

Liabilities and equity
Actuarial liabilities and other policy liabilities (Note 10)		$81,036	$77,489
Amounts on deposit		3,599	3,382
Deferred net realized gains (Note 6)		4,152	3,859
Senior debentures (Note 11)		3,491	2,492
Other liabilities (Note 12)		6,834	6,592
Total general fund liabilities		99,112	93,814
Subordinated debt (Note 13)		1,456	1,456
Non-controlling interests in subsidiaries (Note 14)		79	50
Total equity		17,184	15,546
Total general fund liabilities and equity		$117,831	$110,866

Segregated funds contract liabilities		$70,789	$60,984

December 31 exchange rates:
	U.S. dollars	1.17	1.17
	U.K. pounds	2.28	2.00

The attached notes form part of these consolidated financial statements.

Approved on behalf of the Board of Directors,

Donald A. Stewart

Chief Executive Officer

Krystyna T. Hoeg

Director

Sun Life Financial Inc. | sunlife.com     49

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF EQUITY

Years ended December 31 (in millions of Canadian dollars)	Participating policyholders	Shareholders	2006	2005	2004
Preferred shares
Balance, beginning of year	$–	$712	$712	$–	$–
Preferred shares issued (Note 15)	–	550	550	725	–
Issuance costs, net of taxes (Note 15)	–	(12)	(12)	(13)	–
Balance, end of year	–	1,250	1,250	712	–
Common shares
Balance, beginning of year	–	7,173	7,173	7,238	7,289
Stock options exercised (Note 18)	–	73	73	99	75
Common shares purchased for cancellation (Note 15)	–	(164)	(164)	(164)	(126)
Balance, end of year	–	7,082	7,082	7,173	7,238
Contributed surplus
Balance, beginning of year	–	66	66	70	76
Stock-based compensation (Note 18)	–	18	18	17	11
Stock options exercised (Notes 15 and 18)	–	(12)	(12)	(21)	(17)
Balance, end of year	–	72	72	66	70
Retained earnings
Balance, beginning of year	94	9,001	9,095	8,204	7,288
Net income	7	2,137	2,144	1,876	1,693
Dividends on common shares	–	(663)	(663)	(581)	(515)
Dividends on preferred shares	–	(48)	(48)	(24)	–
Common shares purchased for cancellation (Note 15)	–	(411)	(411)	(380)	(262)
Balance, end of year	101	10,016	10,117	9,095	8,204
Currency translation account
Balance, beginning of year	(9)	(1,491)	(1,500)	(1,097)	(673)
Net adjustment for foreign exchange gain (Note 22)	–	(4)	(4)	(22)	–
Changes for the year	–	167	167	(381)	(424)
Balance, end of year	(9)	(1,328)	(1,337)	(1,500)	(1,097)
Total equity	$92	$17,092	$17,184	$15,546	$14,415

The attached notes form part of these consolidated financial statements.

50     Sun Life Financial Inc. | Annual Report 2006

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31 (in millions of Canadian dollars)	2006	2005	2004
Cash flows provided by (used in) operating activities
Total net income	$2,144	$1,876	$1,693
Items not affecting cash:
Increase in actuarial and other policy-related liabilities	2,538	802	1,205
Amortization of:
Net deferred realized and unrealized gains on investments	(751)	(632)	(498)
Deferred acquisition costs and intangible assets	130	160	201
Loss on sale of equity investment (Note 3)	–	43	–
(Gain) loss on foreign exchange (Note 22)	(4)	(74)	–
Future income taxes	(335)	77	232
Provisions for losses (recoveries) on investments	(10)	(47)	21
Stock-based compensation (Note 18)	80	68	41
Other changes in other assets and liabilities	698	559	114
New mutual fund business acquisition costs capitalized	(66)	(92)	(84)
Redemption fees of mutual funds	45	37	65
Net cash provided by operating activities	4,469	2,777	2,990
Cash flows provided by (used in) financing activities
Debentures and borrowed funds	1,028	516	10
Issuance of preferred shares (Note 15)	550	725	–
Payments to underwriters (Note 15)	(18)	(20)	–
Redemption of subordinated debt (Note 13)	–	–	(267)
Issuance of common shares on exercise of stock options (Note 15)	61	78	58
Common shares purchased for cancellation (Note 15)	(575)	(544)	(388)
Dividends paid on common shares	(633)	(450)	(515)
Dividends paid on preferred shares	(57)	(15)	–
Net cash provided by (used in) financing activities	356	290	(1,102)
Cash flows provided by (used in) investing activities
Sales, maturities and repayments of:
Bonds	29,644	27,508	35,972
Mortgages	2,590	1,912	2,529
Stocks	1,572	1,891	1,422
Real estate	204	243	233
Purchases of:
Bonds	(31,104)	(30,135)	(36,087)
Mortgages	(3,938)	(2,774)	(3,111)
Stocks	(2,203)	(1,736)	(1,374)
Real estate	(523)	(294)	(274)
Policy loans	(87)	(77)	(33)
Short-term securities	1,120	(58)	(454)
Other investments	78	52	(48)
Acquisition, net of cash acquired (Note 3)	–	(486)	–
Disposal, net of cash disposed of (Note 3)	–	130	–
Redemption of preferred shares of subsidiary (Note 14)	–	(150)	–
Net cash used in investing activities	(2,647)	(3,974)	(1,225)
Changes due to fluctuations in exchange rates	18	(101)	(90)
Increase (decrease) in cash and cash equivalents	2,196	(1,008)	573
Cash and cash equivalents, beginning of year	2,740	3,748	3,175
Cash and cash equivalents, end of year	4,936	2,740	3,748
Short-term securities, end of year	1,303	2,351	2,210
Cash, cash equivalents and short-term securities, end of year	$6,239	$5,091	$5,958

Supplementary information
Cash and cash equivalents:
Cash	$642	$506	$384
Cash equivalents	4,294	2,234	3,364
	$4,936	$2,740	$3,748
Cash disbursements made for:
Interest on borrowed funds, debentures and subordinated debt	$303	$268	$280
Income taxes, net of refunds	$567	$304	$265

The attached notes form part of these consolidated financial statements.

Sun Life Financial Inc. | sunlife.com     51

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN SEGREGATED FUNDS NET ASSETS

Years ended December 31 (in millions of Canadian dollars)	2006	2005	2004
Additions to segregated funds
Deposits:
Annuities	$7,444	$6,788	$5,928
Life insurance	1,309	417	1,217
	8,753	7,205	7,145
Net transfers from general funds	835	704	582
Net realized and unrealized gains	5,386	3,971	3,804
Other investment income	2,637	1,826	1,500
	17,611	13,706	13,031
Deductions from segregated funds
Payments to policyholders and their beneficiaries	7,910	7,219	8,050
Management fees	747	664	622
Taxes and other expenses	137	163	120
Effect of changes in currency exchange rates	(988)	1,772	1,761
	7,806	9,818	10,553
Net additions to segregated funds for the year	9,805	3,888	2,478
Acquisition (Note 3)	–	532	–
Segregated funds net assets, beginning of year	60,984	56,564	54,086
Segregated funds net assets, end of year	$70,789	$60,984	$56,564

CONSOLIDATED STATEMENTS OF SEGREGATED FUNDS NET ASSETS

As at December 31 (in millions of Canadian dollars)	2006	2005
Assets
Segregated and mutual fund units	$56,528	$48,358
Stocks	8,317	7,262
Bonds	5,823	5,208
Cash, cash equivalents and short-term securities	584	945
Real estate	215	168
Mortgages	42	49
Other assets	721	1,289
	72,230	63,279

Liabilities	1,441	2,295
Net assets attributable to segregated funds policyholders	$70,789	$60,984

The attached notes form part of these consolidated financial statements.

52     Sun Life Financial Inc. | Annual Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Canadian dollars, except for per share amounts and where otherwise stated)

1. ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Sun Life Financial Inc. is a publicly traded company and is the holding company of Sun Life Assurance Company of Canada (Sun Life Assurance) and Sun Life Financial Corp. On January 4, 2005, Sun Life Assurance completed a reorganization under which most of its asset management businesses in Canada and the U.S. were transferred to a newly incorporated subsidiary of Sun Life Financial Inc., Sun Life Financial Corp. Both Sun Life Financial Inc. and Sun Life Assurance are incorporated under the Insurance Companies Act of Canada, and are regulated by the Office of the Superintendent of Financial Institutions, Canada (OSFI). Sun Life Financial Inc. and its subsidiaries are collectively referred to as “Sun Life Financial” or “the Company”. The Company is an internationally diversified financial services organization providing savings, retirement and pension products, and life and health insurance to individuals and groups through its operations in Canada, the United States, the United Kingdom and Asia. The Company also operates mutual fund and investment management businesses, primarily in Canada, the United States and Asia.

BASIS OF PRESENTATION

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP).

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect:

•          the reported amounts of assets and liabilities at the date of the financial statements

•          the disclosure of contingent assets and liabilities at the date of the financial statements

•          the reported amounts of revenues, policy benefits and expenses during the reporting period.

Actual results could differ from those estimates.

A reconciliation of the impact on assets, liabilities, equity, comprehensive income and net income arising from differences between Canadian and U.S. GAAP is provided in Note 24.

The significant accounting policies used in the preparation of these consolidated financial statements are summarized below.

BASIS OF CONSOLIDATION

The consolidated financial statements of the Company reflect the assets and liabilities and results of operations of all subsidiaries and variable interest entities in which the Company is the primary beneficiary after significant intercompany balances and transactions have been eliminated. The purchase method is used to account for subsidiaries with the difference between the acquisition cost of a subsidiary and the fair value of the subsidiary’s net identifiable assets acquired recorded as goodwill. The equity method is used to account for other entities over which the Company is able to exercise significant influence. Investments in these other entities are reported in other invested assets in the consolidated balance sheets with the Company’s share of earnings reported in net investment income in the consolidated statements of operations. The proportionate consolidation method is used to account for non-variable interest entity investments in which the Company exercises joint control, resulting in the consolidation of the Company’s proportionate share of assets, liabilities, income and expenses in the consolidated financial statements.

BONDS AND MORTGAGES

Bonds and mortgages are carried at amortized cost, net of allowances for losses.

A bond or mortgage is classified as impaired where payment is 90 days past due, foreclosure or power of sale procedures have started, or other circumstances warrant. Regular reviews are performed on portfolios during which management considers various factors to identify invested assets of potential concern. Consideration is given to general economic and business conditions, industry trends, specific developments with regard to security issuers and current market valuations. When an asset is classified as impaired, allowances for losses are established to adjust the carrying value of the asset to its net recoverable amount. Interest is no longer accrued and previous interest accruals are reversed. Allowances for losses, and write-offs of specific investments net of recoveries, are charged against net investment income. Once the conditions causing the impairment improve and future payments are reasonably assured, allowances are reduced and the invested asset is no longer classified as impaired. Sectoral allowances are also established for classes of assets when there is concern about the ultimate collection of principal or interest. The Company’s actuarial liabilities include additional provisions for possible future asset losses.

Realized gains and losses on the sales of bonds and mortgages are deferred and amortized into net investment income on a constant yield basis over the remaining period to maturity.

STOCKS

Stocks are originally recorded at cost and the carrying value is adjusted towards fair value at 5% of the difference between fair value and carrying value per quarter. Realized gains and losses on sales of stocks are deferred and amortized into net investment income at the rate of 5% of the unamortized balance each quarter. The Company records a write-down for any other than temporary decline in the aggregate value of the stock portfolio.

REAL ESTATE

Real estate includes real estate held for investment and real estate held for sale.

Sun Life Financial Inc. | sunlife.com     53

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Real estate held for investment: Real estate held for investment is originally recorded at cost. The carrying value is adjusted towards fair value at 3% of the difference between fair value and carrying value per quarter. Realized gains and losses on sales are deferred and amortized into net investment income at the rate of 3% of the unamortized balance each quarter.

Market value is determined for each property by qualified appraisers. Appraisals are obtained annually for high value properties and at least once every three years for other properties. The Company monitors the values of these properties to determine that, in aggregate, the carrying values used are not in excess of market values and records a write-down for any other than temporary decline in the value of the portfolio.

Real estate held for sale: Properties held for sale are usually acquired through foreclosure. They are measured at fair value less the cost to sell. When the amount at which the foreclosed assets are initially measured is different from the carrying amount of the loan, a gain or loss is recorded at the time of foreclosure.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company’s derivative instruments, which include swaps, options, futures and forward contracts, are used to manage risks or to replicate the exposures associated with interest rate, currency and equity market fluctuations. The Company’s monitoring policies are described in Note 7. The accounting policies for the derivative instruments used by the Company are described below.

Most of the Company’s derivatives are used as part of a portfolio of assets to match actuarial liabilities as to duration and amounts. The most significant of these are interest rate swaps and options. The accounting for these instruments is at amortized cost, consistent with other fixed term portfolio investments. The net receivable or payable on the interest rate swaps is accrued to other assets or other liabilities with the net spread of the swaps recorded to net investment income. Realized gains or losses associated with these derivatives are deferred and amortized to net investment income. Premiums paid for interest rate options are deferred in other invested assets and amortized to net investment income over the term of the options.

Many of the foreign currency swaps and forwards are used in combination with other investments to generate a specific investment return. These are accounted for at amortized cost. The net payable or receivable on currency swaps is included in other assets or other liabilities with the net spread of the swaps recorded to net investment income. Any realized gains and losses resulting from the termination of these derivative instruments are deferred and amortized into income on a basis consistent with the foreign currency investments with which the swaps and forwards are combined.

Certain of the equity futures, options and swaps are held for investment purposes. The accounting policy for these investments is the same as that for stocks.

Several derivative instruments are used for risk management purposes and are either accounted for using hedge accounting or are reported at their fair values on the balance sheet with changes in fair value reported in income. The derivatives that are accounted for using hedge accounting are documented at inception and effectiveness is assessed on a quarterly basis. The Company uses currency swaps and forwards to reduce foreign exchange fluctuations associated with certain foreign currency investment financing activities and investments in subsidiaries. The accounting for these contracts is consistent with the underlying investment. Changes in exchange gains or losses on these currency swaps and forwards are included in other assets or other liabilities and the currency translation account in equity, offsetting the respective exchange gains or losses arising from the conversion of the underlying investment. If the hedging relationship is terminated, amounts deferred in the currency translation account in equity continue to be deferred until there is a reduction in the Company’s net investment in the hedged foreign operation resulting from a capital transaction, dilution or sale of all or part of the foreign operation. Equity forwards and swaps are used to hedge the variability in the cash flows associated with certain stock-based compensation plans described in Note 18. Certain equity forwards are accounted for using hedge accounting. A portion of the fair value of these forwards is recorded in other assets or other liabilities with the change in fair value reported in operating expenses, consistent with the accounting for the stock-based compensation liabilities. The remaining forwards and swaps are recorded in other invested assets or other liabilities at their fair values with changes in their fair values reported in net investment income. Certain cross currency interest rate swaps are designated as hedges of the foreign currency exposure associated with foreign currency bonds. The accounting for these swaps is consistent with the accounting for the foreign currency bonds. Changes in fair value of the swaps due to fluctuations in exchange rates is recorded to net investment income, consistent with the accounting for the exchange gains and losses recorded on the bonds. Equity index futures, swaps, options and forwards are used to reduce exposure to the effect of stock market fluctuations in the actuarial liabilities associated with certain products. These derivative instruments are recorded in other invested assets or other liabilities at their fair values with changes in fair value reported in net investment income.

POLICY LOANS

Policy loans are carried at their unpaid balance and are fully secured by the policy values on which the loans are made.

CASH, CASH EQUIVALENTS AND SHORT-TERM SECURITIES

Cash equivalents and short-term securities are highly liquid investments and are carried at amortized cost. Cash equivalents have a term to maturity of less than three months while short-term securities have a term to maturity exceeding three months but less than one year.

DEFERRED ACQUISITION COSTS

Deferred acquisition costs arising on mutual fund sales are amortized over the periods of the related sales charges, which range from four to six years. Deferred acquisition costs arising on segregated funds are calculated and included in actuarial liabilities. Actuarial liabilities implicitly include acquisition costs on insurance and annuity product sales.

54     Sun Life Financial Inc. | Annual Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

GOODWILL

Goodwill represents the excess of the cost of businesses acquired over the fair value of the net identifiable tangible and intangible assets and is not amortized. Goodwill is assessed for impairment annually by comparing the carrying values of the appropriate business segments, to their respective fair values. If any potential impairment is identified, it is quantified by comparing the carrying value of the respective goodwill to its fair value.

INTANGIBLE ASSETS

Identifiable intangible assets consist of finite-life and indefinite-life intangible assets. Finite-life intangible assets are amortized on a straight-line basis over varying periods of up to 40 years. Indefinite-life intangibles are not amortized and are assessed for impairment annually by comparing their carrying values to their fair values. If the carrying values of the indefinite-life intangibles exceed their fair values, these assets are considered impaired and a charge for impairment is recognized.

CAPITAL ASSETS

Furniture, computers, other equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of these assets, which generally range from two to 10 years.

LOANS SECURITIZATION

The Company securitizes assets, such as mortgages or bonds, by selling them to trusts that issue securities to investors. These transactions are accounted for as sales when control over the assets has been surrendered and consideration other than beneficial interests in these transferred assets have been received in exchange. Gains or losses on these securitization transactions are included in deferred net realized gains, and are amortized into net investment income as described above under Bonds and Mortgages. In determining the gain or loss on sale of the assets, the carrying value of the assets sold is allocated between the portion sold and the portion retained based on their relative fair values on the date of sale. These fair values are determined using either quoted market prices or discounted cash flow models. Interests in the securitized assets, such as subordinated investments in the issued securities or servicing rights, may be retained. These subordinated investments and servicing rights are classified as bonds and other assets, respectively. On a quarterly basis, the Company compares the carrying value of retained interests arising from securitizations to their fair values, determined based on discounted cash flows. If the carrying values of retained interests exceed their fair values, these assets are considered impaired and an impairment charge is recognized.

SEGREGATED FUNDS

Segregated funds are lines of business in which the Company issues a contract where the benefit amount is directly linked to the market value of the investments held in the particular segregated fund. Although the underlying assets are registered in the name of the Company and the segregated fund contract holder has no direct access to the specific assets, the contractual arrangements are such that the segregated fund policyholder bears the risk and rewards of the fund’s investment performance. In addition, certain individual contracts have guarantees from the Company. The Company derives fee income from segregated funds, which is included in fee income on the consolidated statements of operations. Fee income includes fund management fees as well as mortality, policy administration and surrender charges on segregated funds. Changes in the Company’s interest in the segregated funds, including undistributed net investment income, are reflected in net investment income. Policyholder transfers between general funds and segregated funds are included in net transfers to segregated funds on the consolidated statements of operations.

Separate consolidated financial statements are provided for the segregated funds. Segregated fund assets are carried at fair value. Fair values are determined using quoted market values or, where quoted market values are not available, estimated fair values as determined by the Company. The investment results of the segregated funds are reflected directly in segregated fund liabilities. Deposits to segregated funds are reported as increases in segregated funds liabilities and are not reported as revenues in the consolidated statements of operations. Segregated fund assets may not be applied against liabilities that arise from any other business of the Company.

ACTUARIAL LIABILITIES

Actuarial liabilities and other policy liabilities, including policy benefits payable and provision for policyholder dividends, are computed using generally accepted actuarial practice in accordance with the standards established by the Canadian Institute of Actuaries and the requirements of OSFI.

INCOME TAXES

The Company uses the liability method of tax allocation. Under this method, the income tax expense consists of both an expense for current income taxes and an expense for future income taxes. Current income tax expense (benefit) represents the expected payable (receivable) resulting from the current year’s operations. Future income tax expense (benefit) represents the movement during the year in the cumulative temporary differences between the carrying value of the Company’s assets and liabilities on the balance sheet and their values for tax purposes. Future income tax assets are recognized to the extent that they are more likely than not to be realized. Future income tax liabilities and assets are calculated based on income tax rates and laws that, at the balance sheet date, are expected to apply when the liability or asset is realized, which are normally those enacted or considered substantively enacted at the consolidated balance sheet dates.

In determining the impact of taxes, the Company is required to comply with the standards of both the Canadian Institute of Actuaries and the Canadian Institute of Chartered Accountants (CICA). Actuarial standards require that the projected timing of all cash flows associated with policy liabilities, including income taxes, be included in the determination of actuarial liabilities under the Canadian asset liability method. The actuarial liabilities are first computed including all related income tax effects on a discounted basis, including the effects of temporary differences that have already occurred. Future income tax assets and/or liabilities arising from temporary differences that have already occurred are computed without discounting.

Sun Life Financial Inc. | sunlife.com     55

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The undiscounted future income tax assets and/or liabilities are reclassified from the actuarial liabilities to future income taxes on the balance sheets. The net result of this reclassification is to leave the discounting effect of the future income taxes in the actuarial liabilities.

PREMIUM INCOME AND RELATED EXPENSES

Gross premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due. When premiums are recognized, actuarial liabilities are computed, with the result that benefits and expenses are matched with such revenue.

FOREIGN CURRENCY TRANSLATION

The Company’s exchange gains and losses arising from the conversion of its self-sustaining foreign operations are included in the currency translation account of the consolidated statements of equity. Revenues and expenses in foreign currencies, including amortized gains and losses on foreign investments, are translated into Canadian dollars at an average of the market exchange rates during the year. Assets and liabilities are translated into Canadian dollars at market exchange rates at the end of the year. The net translation adjustment is reported as a separate item in the consolidated statements of equity.

A proportionate amount of the exchange gain or loss accumulated in the separate component of shareholders’ equity is reflected in net income when there is a reduction in the Company’s net investment in a foreign operation resulting from a capital transaction, dilution, or sale of all or part of the foreign operation.

PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

The Company sponsors non-contributory defined benefit pension plans for eligible qualifying employees. The defined benefit pension plans offer benefits based on length of service and final average earnings and certain plans offer some indexation of benefits. The specific features of these plans vary in accordance with the employee group and countries in which employees are located. In addition, the Company maintains supplementary non-contributory pension arrangements for eligible employees, primarily for benefits which do not qualify for funding under the various registered pension plans.

The Company has also established defined contribution pension plans for eligible qualifying employees. Company contributions to these defined contribution pension plans are subject to certain vesting requirements. Generally, Company contributions are a set percentage of employees’ annual income and matched against employee contributions.

In addition to the Company’s pension plans, in some countries the Company provides certain post-retirement medical, dental and life insurance benefits to eligible qualifying employees and to their dependents upon meeting certain requirements. Eligible retirees may be required to pay a portion of the premiums for these benefits and, in general, deductible amounts and co-insurance percentages apply to benefit payments. A significant portion of the Company’s employees may become eligible for these benefits upon retirement. These post-retirement benefits are not pre-funded.

Defined benefit pension costs related to current services are charged to income as services are rendered. Based on management’s best estimate assumptions, actuarial valuations of the pension obligations are determined using the projected benefit method pro-rated on service. The estimated present value of post-retirement health care and life insurance benefits is charged to income over the employees’ years of service to the date of eligibility. For the purpose of calculating the expected returns on pension plan assets for most of the Canadian pension plans, a market-related asset value is used which recognizes asset gains and losses in a systematic and rational manner over a period of five years. For all other pension plans the actual market value of plan assets is used to calculate the expected return on assets. Any transition adjustments, as well as future adjustments arising from plan amendments, are amortized to income over the average remaining service period of active employees expected to receive benefits under the plans. Only future variations in actuarial estimates in excess of the greater of 10% of the plan assets or the benefit obligation at the beginning of the year are amortized.

STOCK-BASED COMPENSATION

Stock options granted to employees are accounted for using the fair value method. Under the fair value method, fair value of the stock options is estimated at the grant date and the total fair value of the options is amortized over the vesting periods as compensation expense with an offset to contributed surplus. For options that are forfeited before vesting, the compensation expense that has previously been recognized in operating expenses and contributed surplus is reversed. When options are exercised, new shares are issued, contributed surplus is reversed and the shares issued are credited to share capital in the consolidated statements of equity.

Other stock-based compensation plans are accounted for as liability awards. The liabilities for these plans are calculated based on the number of award units outstanding at the end of the reporting period. Each unit is equivalent in value to the fair market value of a common share of Sun Life Financial Inc. The liabilities are accrued and expensed on a straight-line basis over the vesting periods. The liabilities are paid in cash at the end of the vesting period.

2. CHANGES IN ACCOUNTING POLICIES

ADOPTED IN 2006

IMPLICIT VARIABLE INTERESTS:

On January 1, 2006, the Company adopted the recommendations of the Emerging Issues Committee (EIC) EIC 157, Implicit Variable Interests under AcG-15 (EIC-157) issued by the EIC of the CICA. Under Accounting Guideline 15, Variable Interest Entities (AcG-15), an entity holding an interest in a variable interest entity (VIE) has to consolidate that entity if the interest it holds exposes the enterprise to the majority of the entity’s risks or rewards. EIC 157 clarifies that such interests do not have to be explicit and may be inferred from particular facts and circumstances. Such implicit variable interest

56     Sun Life Financial Inc. | Annual Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

must be evaluated in accordance with AcG-15 to determine if consolidation is appropriate. The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances. This change in accounting policy did not have a material impact on these consolidated financial statements.

STOCK-BASED COMPENSATION:

In July 2006, the EIC of the CICA issued EIC162, Stock-based Compensation for Employees Eligible to Retire Before the Vesting Date. EIC162 requires that compensation cost for a stock option award attributable to an employee who is eligible to retire at the grant date be fully recognized on the grant date; and compensation costs attributable to stock-based compensation awards granted to employees who will become eligible to retire during the vesting period be recognized over the period from the grant date to the date the employee becomes eligible to retire. This EIC is effective for financial statements issued for periods ending on or after December 31, 2006 and requires retroactive application to all stock-based compensation awards accounted for in accordance with CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This change in accounting policy, including the retroactive impact, did not have a material impact on these consolidated financial statements.

FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

FINANCIAL INSTRUMENTS, HEDGES AND COMPREHENSIVE INCOME:

SUMMARY OF NEW STANDARDS

On January 1, 2007, the Company will adopt CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement; CICA Handbook Section 3865, Hedges; CICA Handbook Section 1530, Comprehensive Income; and the amendments to CICA Handbook sections and accounting guidelines resulting from the issuance of these sections. Under the new standards, all financial assets will be classified as held-for-trading, held-to-maturity, loans and receivables, or available-for-sale and all financial liabilities, other than actuarial liabilities, will be classified as held-for-trading or other financial liabilities. Financial instruments classified as held-for-trading will be measured at fair value with changes in fair value recognized in net income. Financial assets classified as held-to-maturity or as loans and receivables and other financial liabilities will be measured at amortized cost using the effective interest rate method. Available-for-sale financial assets will be measured at fair value with changes in unrealized gains and losses recognized in other comprehensive income (OCI).

All derivative financial instruments will be reported on the balance sheet at fair value with changes in fair value recognized in net income unless the derivative is part of a hedging relationship that qualifies as a cash flow hedge or hedge of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the derivative hedging instrument is recorded at fair value and the related gain or loss is recorded in net income. The carrying value of the hedged item is adjusted for the gain or loss on the hedged item attributable to the hedged risk and is recorded in net income. As a result, the change in the carrying value of the hedged item, to the extent that the hedging relationship is effective, will offset the changes in the fair value of the derivative. In a cash flow hedging relationship, the hedge effective portion of the change in the fair value of the hedging derivative is recognized in OCI and the ineffective portion is recognized in net income. The amounts recognized in accumulated OCI will be reclassified to net income in the periods in which net income is affected by the variability in the cash flows of the hedged item. In a hedge of a net investment in a foreign operation, the hedge effective portion of the gain or loss on the hedging instrument is recognized in OCI and the ineffective portion is recognized in net income.

The Company will also be required to identify derivatives embedded in other contracts unless the host contract is an insurance policy issued by the Company. Embedded derivatives identified are required to be bifurcated from the host contract if the host contract is not already measured at fair value with changes in fair value recorded to income, if the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract and if a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative. Embedded derivatives will be recorded at fair value, with changes in fair value of these embedded derivatives recorded to net income.

The Company will also be required to present a new statement of Comprehensive Income and its components, as well as the components of accumulated OCI, in its consolidated financial statements. Comprehensive income includes both net income and OCI. Major components of OCI include changes in unrealized gains and losses of financial assets classified as available-for-sale, exchange gains and losses arising from the translation of the financial statements of self-sustaining foreign operations, and the changes in fair value of effective cash flow hedges, and hedges of net investments in foreign operations.

CICA Handbook Section 4211, Life Insurance Enterprises – Specific Items, replaces CICA Handbook Section 4210 in 2007. The accounting requirements for life insurance portfolio investments in Handbook Section 4211 will only be applied to investments in real estate, and are significantly unchanged from Section 4210. Other financial assets previously included as portfolio investments will be required to follow the accounting requirements in the new Handbook sections 3855, 3865 and 1530. As a result, realized gains and losses on financial instruments no longer covered by Section 4211, will no longer be deferred and amortized into income but will be recognized in net income as fair value changes (for assets designated as held-for-trading), or on the date of sale. This will include gains and losses on the sales of bonds, stocks, mortgages and derivatives. Investments held in segregated funds will follow the accounting requirements in Section 4211, which are unchanged from Section 4210.

Recognition, derecognition and measurement policies followed in prior years’ financial statements are not reversed and therefore, prior period financial statements will not be restated.

EXPECTED IMPACT ON 2007 CONSOLIDATED FINANCIAL STATEMENTS

Deferred realized gains and losses on sales of financial assets previously accounted for as life insurance portfolio investments, including gains and losses arising from sales of bonds, stocks, mortgages and derivatives, will be recorded to retained earnings on January 1, 2007. Realized gains and losses on the sales of these assets will be reported in investment income in 2007.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corporate loans with a carrying value of $4,931 that were previously included with bonds on the consolidated balance sheet were classified as loans and will be reported with mortgages on January 1, 2007, because they do not meet the definition of a debt security. These loans, as well as mortgage loans, will continue to be accounted for at amortized cost using the effective interest rate method in 2007. Investments in mortgages and corporate loans support both actuarial liabilities and non-life insurance business.

The Company chose a transition date of January 1, 2003 for embedded derivatives and therefore will only be required to account separately for those embedded derivatives in hybrid instruments issued, acquired or substantially modified after that date.

Accumulated OCI and comprehensive income will be included in the March 31, 2007 interim consolidated financial statements. The Company will also reclassify the December 31, 2006 currency translation account balance of $(1,337) currently included as a separate component of equity to accumulated OCI in the interim consolidated statement of equity for March 31, 2007.

The Canadian government has recently announced its intention to align the current Canadian tax rules with the new standards. At the time of finalizing these consolidated financial statements, detailed legislative guidance on implementation of the proposed changes has not been released. Accordingly, the impact of these proposed tax changes is not yet determinable.

INVESTMENTS SUPPORTING ACTUARIAL LIABILITIES

On January 1, 2007, the Company designated bonds, stocks, and other invested assets supporting actuarial liabilities with a carrying value of $58,565 and fair value of $62,017 as held-for-trading. On January 1, 2007, derivatives supporting actuarial liabilities that are not classified as hedges for accounting purposes, with a fair value of $843 will be recorded on the balance sheet. The difference between the fair value and carrying value of these instruments, net of the related tax expense, will be recorded to opening retained earnings on January 1, 2007. The actuarial liabilities are supported, in part, by assets that are designated as held-for-trading and certain non-hedging derivatives. Because the value of the actuarial liabilities is determined by reference to the assets supporting those liabilities, changes in the actuarial liabilities will offset a significant portion of the future changes in fair value of those assets recorded to income and the amount recorded to retained earnings on transition. The Company also designated bonds and stocks with a carrying value of $209 and a fair value of $207 as available-for-sale. These assets are supporting claims stabilization funds and were designated as such in order to match the measurement of these liabilities. The Company also designated other invested assets with a carrying value of $178 as available-for-sale. These assets are investments in limited partnerships and will be recorded at cost.

On January 1, 2007, deferred net realized gains of $3,317 relating to assets supporting actuarial liabilities, excluding real estate, net of the related tax expense, will be recorded to retained earnings. Since deferred net realized gains are generally taken into account in establishing the actuarial liabilities, most of the deferred net realized gains recorded to retained earnings will be offset by changes in actuarial liabilities also recorded to retained earnings on January 1, 2007.

INVESTMENTS NOT SUPPORTING ACTUARIAL LIABILITIES

On January 1, 2007, the Company designated bonds and stocks not supporting actuarial liabilities with a carrying value of $10,544 and a fair value of $10,906 as available-for-sale. The difference between the fair value and carrying value of these assets, net of the related tax expense, will be recorded to opening OCI as of January 1, 2007. Because future changes in fair value of these assets will be recorded to OCI, these assets will only impact net income when they are sold or other than temporarily impaired, and the gain or loss, and the related tax expense, recorded in accumulated OCI is reclassified to net income. The Company also designated other invested assets with a carrying value of $574 as available-for-sale. These assets are investments in segregated and mutual funds, which will be recorded at fair value, and investments in limited partnerships which will be recorded at cost. The Company also designated bonds, and other invested assets not supporting actuarial liabilities with a carrying value of $187 and a fair value of $185 as held-for-trading. Changes in fair value of these assets will be recorded to income in 2007. These assets are primarily investments held by non-insurance subsidiaries of the Company.

On January 1, 2007, derivatives not supporting actuarial liabilities with a fair value of $279 will be recorded on the balance sheet. The difference between the fair value and carrying value of these instruments, net of the related tax expense, will be recorded to opening retained earnings. For hedging derivatives, a portion of the difference between the carrying value and fair value of the derivatives will be recorded to opening OCI for the effective portion for derivatives that qualify for cash flow or net investment hedge accounting. An adjustment to retained earnings will also be recorded related to the hedged item in a fair value hedging relationship.

Future changes in fair value of assets not supporting liabilities that are designated as held-for-trading and non-hedging derivatives not supporting actuarial liabilities will impact net income in 2007.

Deferred net realized gains of $580 related to assets not supporting actuarial liabilities, excluding real estate, net of the related tax expense, will be recorded to retained earnings on January 1, 2007.

DETERMINING THE VARIABILITY TO BE CONSIDERED IN APPLYING THE VARIABLE INTEREST ENTITY STANDARDS:

On January 1, 2007, the Company will adopt EIC 163, determining the variability to be considered in applying AcG-15 (EIC-163) issued by the EIC of the CICA. EIC-163 provides additional clarification on the nature of the variability to be considered in applying AcG-15 based on an assessment of the design of the entity. EIC 163 is effective for financial statements issued for periods beginning on or after January 1, 2007. The Company does not expect these amendments to have a material impact on the consolidated financial statements.

58     Sun Life Financial Inc. | Annual Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. ACQUISITION AND DISPOSAL

On October 18, 2005, the Company completed the acquisition of CMG Asia Limited; CMG Asia Trustee Company Limited; CommServe Financial Limited and Financial Solutions Limited (collectively “CMG Asia”) for $563. CMG Asia formed the Hong Kong individual life insurance, group insurance and group pension and brokerage operations of the Commonwealth Bank of Australia (CBA). CMG Asia’s results are included in the SLF Asia’s reportable segment in these consolidated financial statements.

The business acquired includes both general and segregated funds business. The acquired intangible assets include a distribution network of $23 and asset administration contracts of $24, which are both subject to amortization on a straight-line basis over their projected economic lives of 20 years. Goodwill acquired in this transaction is not deductible for tax purposes. The purchase equation was adjusted in the fourth quarter of 2006, which impacted the goodwill.

The CMG Asia transaction is summarized below:

Acquisition
2005
CMG Asia(1)
Percentage of shares acquired	100%
Invested assets acquired	$1,548
Other assets acquired	122
1,670
Actuarial liabilities and other policy liabilities acquired	1,453
Amounts on deposit acquired	159
Other liabilities acquired	40
$1,652
Net balance sheet assets acquired	$18
Consideration:
Transaction and other related costs	9
Cash cost of acquisition(2) (3)	554
Total consideration	$563
Goodwill on acquisition(3)	$545
Cash and cash equivalents acquired	$77

(1)    Other assets acquired include $47 of intangible assets.

(2)       Includes the cost to hedge the foreign exchange exposure of the purchase price.

(3)    Includes $19 for the impact of change in value of the receivable from CBA.

In the fourth quarter of 2006, the Company increased its ownership interest in CI Investments by 0.74% by purchasing approximately two million units of CI Financial Income Fund for $55. The purchase resulted in a $36 increase to goodwill and a $16 increase to intangible assets.

On August 26, 2005, the Company sold its 31.72% investment in Administradora de Fondos de Pensiones Cuprum, S.A. (Cuprum) to Empresas Penta S.A., for $130 in cash. This transaction resulted in a loss of $51 ($43 recorded to net investment income and an additional tax charge of $8, recorded to income taxes) in 2005. This loss includes a foreign exchange loss of $52, equivalent to the amount of the foreign exchange loss accumulated in the currency translation account in the consolidated statements of equity.

SUBSEQUENT EVENT

On January 10, 2007, Sun Life Financial Inc. entered into an agreement to purchase the U.S. group benefits business of Genworth Financial, Inc. (Genworth) for US$650. The transaction will be financed with existing capital. It is expected to close in the second quarter of 2007 and is subject to the approval of regulatory authorities in Canada and the United States. On January 29, 2007, Sun Life Financial Inc. assigned to Sun Life Assurance, for US$609, the rights to purchase Genworth Life & Health Insurance Company, the principal operating subsidiary of Genworth’s U.S. group benefits business.

Sun Life Financial Inc. | sunlife.com     59

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4. SEGMENTED INFORMATION

The Company has five reportable segments: SLF Canada, SLF U.S., MFS Investment Management (MFS), SLF Asia, and Corporate. These reportable segments reflect the Company’s management structure and internal financial reporting. Each of these segments operates in the financial services industry and has its own management. The Company’s revenues from these segments are derived principally from mutual funds, investment management and annuities, life and health insurance, and life retrocession. Revenues not attributed to the strategic business units are derived primarily from investments of a corporate nature and earnings on capital.

Corporate includes the results of the U.K. business unit, its active Reinsurance business unit and Corporate Support operations, which include run-off reinsurance as well as investment income, expenses, capital and other items not allocated to the Company's other business groups. Total net income in this category is shown net of certain expenses borne centrally.

Inter-segment transactions consist primarily of internal financing agreements. They are measured at market values prevailing when the arrangements are negotiated. Inter-segment revenue for 2006 consists of interest of $281 ($248 in 2005 and $339 in 2004) and fee income of $78 in 2006 ($55 in 2005 and $44 in 2004).

The results of the Segment's operations are discussed in the Management Discussion and Analysis. The results for MFS for 2004 include the after-tax provision for regulatory settlements of $59.

			Results by segment for the years ended December 31

		United States				Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total
2006
Revenue	$9,333	$10,465	$1,662	$1,022	$2,164	$(359)	$24,287
Change in actuarial liabilities	$524	$1,717	$–	$244	$40	$–	$2,525
Interest on claims and deposits	$80	$17	$–	$45	$4	$–	$146
Interest expenses	$134	$211	$5	$–	$199	$(226)	$323
Income taxes expense (benefit)	$262	$21	$150	$17	$(61)	$–	$389
Total net income (loss)	$1,001	$449	$234	$101	$359	$–	$2,144

2005
Revenue	$8,658	$9,161	$1,648	$759	$1,995	$(303)	$21,918
Change in actuarial liabilities	$(240)	$769	$–	$253	$90	$–	$872
Interest on claims and deposits	$77	$18	$–	$35	$4	$–	$134
Interest expenses	$122	$151	$8	$–	$217	$(225)	$273
Income taxes expense (benefit)	$385	$113	$110	$17	$(94)	$–	$531
Total net income (loss)	$971	$496	$179	$42	$188	$–	$1,876

2004
Revenue	$8,162	$9,429	$1,700	$694	$2,137	$(392)	$21,730
Change in actuarial liabilities	$(235)	$1,332	$–	$295	$38	$(5)	$1,425
Interest on claims and deposits	$85	$17	$–	$29	$6	$–	$137
Interest expenses	$122	$135	$15	$–	$340	$(334)	$278
Income taxes expense (benefit)	$293	$55	$108	$14	$(207)	$–	$263
Total net income (loss)	$907	$392	$114	$45	$235	$–	$1,693

				Assets by segment as at December 31

		United States				Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total
2006
General fund assets	$52,702	$44,172	$981	$5,334	$16,516	$(1,874)	$117,831
Segregated funds net assets	$33,806	$27,522	$–	$1,232	$8,229	$–	$70,789

2005
General fund assets	$51,450	$41,170	$866	$4,750	$14,517	$(1,887)	$110,866
Segregated funds net assets	$28,554	$24,712	$–	$750	$6,968	$–	$60,984

60     Sun Life Financial Inc. | Annual Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table shows revenue, net income (loss) and assets by territory for Corporate:

	2006	2005	2004
Revenue:
United States	$618	$453	$652
United Kingdom	1,309	1,264	1,325
Other countries	237	278	160
Total revenue	$2,164	$1,995	$2,137

Total net income (loss):
United States	$190	$91	$197
United Kingdom	193	179	188
Other countries	(24)	(82)	(150)
Total net income (loss)	$359	$188	$235

Assets:
General funds:
United States	$4,715	$3,666
United Kingdom	10,254	8,880
Other countries	1,547	1,971
Total general fund assets	$16,516	$14,517

Segregated funds:
United Kingdom	$8,229	$6,968
Total segregated funds net assets	$8,229	$6,968

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

A financial instrument is any contract that gives rise to both a financial asset of one party and a financial liability or equity instrument of another party. In an exchange, “fair value” refers to the amount that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. Estimated fair values do not necessarily represent the values for which these financial instruments could have been sold at the dates of the consolidated balance sheets.

A significant portion of any difference between fair values and carrying values relates to invested assets that are matched to liabilities as to duration, within specified limits. If these assets are sold before maturity, the Company will reinvest the proceeds to ensure there are sufficient assets to match liabilities. Consequently, changes in the fair values of assets backing liabilities will tend to be offset by changes in the fair values of those liabilities.

The fair values and the methods and assumptions used to estimate fair values for invested assets are discussed in Note 6. Derivative financial instruments are discussed in Note 7. Fair values of actuarial liabilities, future income taxes related to life insurance companies and deferred net realized gains are disclosed in Note 10. Fair value of debentures is included in Note 11. The fair values and discussion of the method for estimating these values for subordinated debt are included in Note 13. The carrying value and fair value of amounts on deposit are $3,599 and $3,599, respectively, as at December 31, 2006 ($3,382 and $3,382, respectively, as at December 31, 2005). Amounts on deposit represent premiums paid in advance, reinvested policy dividends and customer deposits in the Company's trust subsidiaries. Fair values of fixed rate deposits are determined by discounting the expected future cash flows using current market interest rates for similar deposits. For amounts on deposit with no stated maturity, fair value is equal to carrying value.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6. INVESTED ASSETS AND INCOME

The Company invests primarily in bonds, mortgages, stocks and real estate. The accounting policy for each type of invested asset is described in Note 1.

A) FAIR VALUE OF INVESTED ASSETS

The carrying values and fair values of the Company’s invested assets are shown in the following table.

	2006			2005
	Carrying	Fair		Carrying	Fair
	value	value	Yield %	value	value	Yield %
Assets
Bonds	$69,230	$72,524	6.31	$66,154	$70,073	6.32
Mortgages	15,993	16,322	6.44	14,561	15,177	6.63
Stocks	4,899	5,544	11.24	3,856	3,986	12.43
Real estate	3,825	4,549	12.02	3,241	3,678	8.46
Policy loans	3,105	3,105	6.35	2,989	2,989	6.31
Cash, cash equivalents and short-term securities	6,239	6,239	n/a	5,091	5,091	n/a
Other invested assets	2,908	4,605	n/a	2,700	4,364	n/a
Total invested assets	$106,199	$112,888	6.79	$98,592	$105,358	6.35

The fair value of publicly traded bonds is determined using quoted market prices. For non-publicly traded bonds, fair value is determined using a discounted cash flow approach that includes provisions for credit risk and assumes that the securities will be held-to-maturity. Fair value of mortgages is determined by discounting the expected future cash flows using current market interest rates for mortgages with similar credit risks and terms to maturity. Fair value of stocks is based on quoted market prices, usually the last trade values. Fair value of real estate is determined by reference to sales of comparable properties in the marketplace and the net present value of the expected future cash flows, discounted using current interest rates. Due to their nature, the fair values of policy loans and cash and cash equivalents are assumed to be equal to their carrying values. The fair values of short-term securities are based on market yields. The fair values of other invested assets are determined by reference to market prices for similar investments. Other invested assets include the Company’s investment in segregated funds, investments accounted for by the equity method, derivatives that are reported at fair value and investments in equipment leases. Other invested assets for 2006 include the Company’s investment in trust units issued by CI Financial Income Fund and limited partnership units issued by Canadian International LP (CI Financial) (formerly an investment in CI Financial) with a carrying value of $1,159 and a fair value of $2,734 ($1,074 and $2,505, respectively, in 2005). Yield is calculated based on total net investment income divided by the total of the average carrying value of invested assets, which includes accrued investment income net of deferred net realized gains.

B) INVESTMENT POLICIES

It is the Company’s policy to diversify all investment portfolios. The Company’s mortgage loans, stocks and real estate invesments are diversified by type and location and, for mortgage loans, by borrower. Interest rate risk, which is the potential for loss due to interest rate fluctuations, is discussed in Note 10.

Credit risk is the risk of financial loss resulting from the failure of debtors to make payments of interest or principal when due. The Company mitigates this risk through detailed credit and underwriting policies as well as through setting counterparty exposure limits. The Company maintains policies which set limits, based on consolidated equity, to the credit exposure for investments in any single issuer and in any associated group of issuers. Exceptions exist for investments in securities which are issued or guaranteed by the Government of Canada, United States or United Kingdom and issuers for which the Board has granted specific approval. Mortgage loans are collateralized by the related property, and generally do not exceed 75% of the value of the property at the time the original loan is made.

C) INVESTED ASSETS BY TYPE

I) BONDS

The carrying value and fair value of bonds by rating are shown in the table below.

	2006		2005
	Carrying	Fair	Carrying	Fair
	value	value	value	value
Bonds by credit rating:
AAA	$13,432	$13,805	$14,301	$14,887
AA	12,042	12,888	10,122	11,092
A	22,175	23,492	21,175	22,785
BBB	19,849	20,522	18,280	19,050
BB and lower	1,732	1,817	2,276	2,259
Total bonds	$69,230	$72,524	$66,154	$70,073

62     Sun Life Financial Inc. | Annual Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Investment grade bonds are those rated BBB and above. The Company’s bond portfolio has 97.5% (96.6% in 2005) invested in investment grade bonds based on carrying value. The local currency denominated debt of certain foreign governments, used in backing the liabilities of the foreign country, have been classified as investment grade in the table above.

Gross unrealized gains (losses) on bonds are shown in the tables below. Gross unrealized gains and losses are not brought into income or included in the carrying value on the consolidated balance sheets.

	2006
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	fair
	cost	gains	(losses)	value
Issued or guaranteed by:
Canadian federal government	$3,223	$163	$(3)	$3,383
Canadian provincial and municipal governments	5,581	958	(4)	6,535
U.S. Treasury and other U.S. agencies	1,275	34	(12)	1,297
Other foreign governments	2,593	418	(11)	3,000
Corporate	48,189	2,071	(395)	49,865
Asset-backed securities	8,369	172	(97)	8,444
Total bonds	$69,230	$3,816	$(522)	$72,524

	2005
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	fair
	cost	gains	(losses)	value
Issued or guaranteed by:
Canadian federal government	$3,428	$183	$(9)	$3,602
Canadian provincial and municipal governments	5,193	1,042	(1)	6,234
U.S. Treasury and other U.S. agencies	1,364	44	(13)	1,395
Other foreign governments	2,214	243	(1)	2,456
Corporate	45,113	2,819	(385)	47,547
Asset-backed securities	8,842	113	(116)	8,839
Total bonds	$66,154	$4,444	$(525)	$70,073

The carrying value of bonds by issuer country is as follows:

	2006	2005
Canada	$24,131	$24,089
United States	31,025	30,176
United Kingdom	6,818	5,843
Other	7,256	6,046
Total bonds	$69,230	$66,154

The contractual maturities of bonds as at December 31 are shown in the table below. Bonds that are not due at a single maturity date are included in the table in the year of final maturity. Asset-backed securities that are not due at a single maturity date are shown separately. Actual maturities could differ from contractual maturities because of the borrower’s with or without prepayment penalties.

	2006		2005
	Carrying	Fair	Carrying	Fair
	value	value	value	value
Due in 1 year or less	$3,164	$3,184	$2,492	$2,500
Due in years 2-5	13,648	13,899	13,066	13,262
Due in years 6-10	18,582	19,016	17,454	17,952
Due after 10 years	25,467	27,981	24,300	27,520
Asset-backed securities	8,369	8,444	8,842	8,839
Total bonds	$69,230	$72,524	$66,154	$70,073

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

II) MORTGAGES

The carrying value of non-residential and residential mortgages by geographic location is shown in the table below. Residential mortgages include mortgages for single and multiple family dwellings.

	2006			2005
	Non-residential	Residential	Total	Non-residential	Residential	Total
Canada	$6,347	$2,794	$9,141	$5,932	$3,407	$9,339
United States	6,404	306	6,710	4,802	229	5,031
United Kingdom	142	–	142	191	–	191
Total mortgages	$12,893	$3,100	$15,993	$10,925	$3,636	$14,561

As at December 31, 2006, scheduled mortgage loan maturities, before allowances for losses, are as follows:

Year	Amount
2007	$1,495
2008	1,164
2009	906
2010	990
2011	1,375
Thereafter	10,090
Total mortgages	$16,020

Actual payments could differ from the scheduled mortgage loan maturities because borrowers may have the right to prepay obligations, with or without prepayment penalties.

III) STOCKS

The carrying value of stocks by issuer country is as follows:

	2006	2005
Canada	$1,762	$721
United States	1,601	1,438
United Kingdom	1,274	1,184
Other	262	513
Total stocks	$4,899	$3,856

Gross unrealized gains (losses) on stocks are shown in the following table.

			Gross	Gross	Estimated
	Carrying	Original	unrealized	unrealized	fair
	value	cost	gains	(losses)	value
Total 2006	$4,899	$4,093	$1,472	$(21)	$5,544
Total 2005	$3,856	$3,180	$861	$(55)	$3,986

IV) REAL ESTATE

The carrying value of real estate by geographic location is as follows:

	2006	2005
Canada	$2,372	$2,031
United States	1,091	876
United Kingdom	361	332
Other	1	2
Total real estate	$3,825	$3,241

64     Sun Life Financial Inc. | Annual Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Real estate includes real estate held for investment and real estate held for sale, as described in Note 1. The carrying value and fair value of real estate in each of these categories is shown in the table below.

	2006		2005
	Carrying	Fair	Carrying	Fair
	value	value	value	value
Real estate held for investment	$3,822	$4,546	$3,238	$3,675
Real estate held for sale	3	3	3	3
Total real estate	$3,825	$4,549	$3,241	$3,678

D) IMPAIRED INVESTED ASSETS

The Company has impaired invested assets with specific allowances as at December 31, as follows:

	2006		2005
	Impaired		Impaired
	carrying	Allowance	carrying	Allowance
	value(1)	for losses	value(1)	for losses
Bonds	$113	$54	$239	$97
Mortgages	63	27	61	29
Other	22	15	21	14
Total	$198	$96	$321	$140

(1)   Impaired carrying value shown above is shown gross, before allowance for losses. Includes $7 in 2006 ($5 in 2005) of impaired mortgages that have no allowance for losses. Impaired mortgage loans with no allowance for losses are loans for which, at a minimum, either the fair value of the collateral or the expected future cash flows exceed the carrying value.

Additional information related to impaired invested assets is shown in the following table.

	2006	2005
Mortgages with scheduled payments 90 days or more in arrears:
Carrying value	$–	$3
Percentage of total mortgages before allowances	–	–
Weighted average recorded investment in impaired mortgage loans, before allowances	$63	$73
Interest received on impaired mortgage loans (recorded as received)	$4	$5
Carrying value of bonds, mortgages and real estate (including specific allowances) that were non-income producing for the preceding 12 months		$ 100
	$75

The changes in the allowances for losses are as follows:

	Bonds	Mortgages	Other	Total
Balance, January 1, 2005	$213	$37	$13	$263
Provision for losses (recoveries)	(45)	(5)	3	(47)
Write-offs, net of recoveries	(69)	(2)	(2)	(73)
Effect of changes in currency exchange rates	(2)	(1)	–	(3)
Balance, December 31, 2005	$97	$29	$14	$140
Provision for losses (recoveries)	(9)	(1)	–	(10)
Write-offs, net of recoveries	(29)	(1)	1	(29)
Effect of changes in currency exchange rates	(5)	–	–	(5)
Balance, December 31, 2006	$54	$27	$15	$96

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

E) DEFERRED NET REALIZED GAINS

Deferred net realized gains are realized gains and losses which have not yet been recognized in income. The changes in deferred net realized gains are shown in the table below.

	Bonds	Mortgages	Stocks	Real estate	Derivatives	Total
Balance, January 1, 2005	$2,147	$158	$974	$196	$(9)	$3,466
Net realized gains (losses) for the period	552	35	284	54	222	1,147
Amortization of deferred net realized gains	(278)	(35)	(206)	(25)	(11)	(555)
Effect of changes in currency exchange rates	(130)	–	(72)	(10)	13	(199)
Balance, December 31, 2005	$2,291	$158	$980	$215	$215	$3,859
Net realized gains (losses) for the period	146	49	169	59	243	666
Amortization of deferred net realized gains	(258)	(35)	(203)	(28)	(53)	(577)
Effect of changes in currency exchange rates	114	2	80	9	(1)	204
Balance, December 31, 2006	$2,293	$174	$1,026	$255	$404	$4,152

F) NET INVESTMENT INCOME

Net investment income has the following components:

	2006	2005	2004
Interest from:
Bonds	$3,874	$3,720	$3,807
Mortgages	930	889	899
Policy loans	203	184	202
Cash, cash equivalents and short-term securities	170	155	113
Interest income	5,177	4,948	5,021
Dividends from stocks	103	118	116
Real estate income (net)(1)	260	252	229
Amortization of deferred net realized gains	577	555	542
Amortization of unrealized gains and losses	174	77	(44)
Derivative realized and unrealized gains and losses(2)	116	(22)	39
Other items (net)(3)	335	196	145
	6,742	6,124	6,048
Recoveries (provision for losses) on investments	10	47	(21)
Investment expenses and taxes	(88)	(92)	(103)
Total net investment income	$6,664	$6,079	$5,924

(1) Includes operating lease rental income of $275 ($271 and $254, respectively, in 2005 and 2004).

(2)    Consists of realized and unrealized gains (losses) on derivatives that are reported at fair value. Additional derivative gains (losses) of $31 ($(66) in 2005 and $(72) in 2004) are included in other items (net).

(3) Includes equity income from CI Financial of $167 in 2006 ($119 in 2005, and $95 in 2004). 2005 also includes the loss on sale of Cuprum of $43 as described in Note 3.

G) SECURITIES LENDING

The Company engages in securities lending to generate additional income. Certain securities from its portfolio are loaned to other institutions for short periods. Collateral, which exceeds the fair value of the loaned securities, is deposited by the borrower with a lending agent, usually a securities custodian, and maintained by the lending agent until the underlying security has been returned to the Company. The fair value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the fair values fluctuate. It is the Company’s practice to obtain a guarantee from the lending agent against counterparty default, including collateral defi ciency. As at December 31, 2006, the Company had loaned securities (which are included in invested assets) with a carrying value and fair value of approximately $2,973 and $3,062, respectively ($2,371 and $2,470, respectively, in 2005).

H) LOAN SECURITIZATIONS

During 2004, the Company sold commercial mortgages with a carrying value of $161 to a trust, which subsequently issued securities backed by the commercial mortgages. This transaction resulted in a gain of $18. The Company was retained to service and administer the mortgages and also retained a subordinated investment interest in the issued securities.

66     Sun Life Financial Inc. | Annual Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, the key assumptions used in the discounted cash flow models to determine the fair value of retained interest amounts are as follows:

	2006	2005
Carrying value of retained interests	$103	$117
Fair value of retained interests	$111	$126
Weighted average remaining life (in years)	0.7-13.3	1.0-14.3
Discount rate	2.5%-12.5%	2.5-11.1%
Anticipated credit losses	0.6%	0.6%

The sensitivity to a 10% and 20% adverse change in key assumptions did not have a material impact on the above fair values.

The credit losses, net of recoveries, of the securitized bond portfolio for 2006 were nil ($13 in 2005). As at December 31, 2006, the securitized bond portfolio included bonds of nil that were 90 days or more past due ($17 in 2005).

The following table summarizes certain cash flows received from securitization trusts in 2006, 2005 and 2004:

	2006	2005	2004
	Mortgages	Mortgages	Mortgages
Proceeds from new securitizations	$–	$–	$179
Cash flows received on retained interests and servicing fees	$18	$33	$57

7. DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivative instruments for hedging and risk management purposes or in replication strategies to reproduce permissible investments. The accounting policies for the derivative financial instruments are described in Note 1. The Company monitors the gap in market sensitivities between liabilities and supporting assets for its hedging strategies. That gap is managed within defined tolerance limits by, where appropriate, the use of derivative instruments. Models and techniques are used by the Company to ensure the continuing effectiveness of its hedging and risk management strategies.

Derivative instruments are either exchange-traded or over-the-counter contracts negotiated between two counterparties. The notional amount is the basis for calculating payments and is generally not the actual amount exchanged. Since counterparty failure in an over-the-counter derivative transaction could render it ineffective for hedging purposes, the Company generally transacts its derivative contracts with counterparties rated “AA” or better. In limited circumstances, the Company will enter into transactions with lower rated counterparties if credit enhancement features are included. As at December 31, 2006, the Company had assets of $51 ($81 in 2005) pledged as collateral for derivative contracts.

The Company has the following amounts outstanding as at December 31:

			2006
			Notional amounts
	Fair value		Term to maturity			Total
			Under	1 to	Over	notional
	Positive(1)	Net	1 year	5 years	5 years	amount
Interest rate contracts	$189	$(51)	$2,633	$7,551	$13,605	$23,789
Foreign exchange contracts	704	599	2,862	1,779	4,667	9,308
Equity and other contracts(2)	585	574	4,997	5,739	307	11,043
Total	$1,478	$1,122	$10,492	$15,069	$18,579	$44,140

Over-the-counter contracts						$42,864
Exchange-traded contracts						$1,276

(1)    Used to determine the credit risk exposure if the counterparties were to default. The credit risk exposure is the cost of replacing, at current market rates, all contracts with a positive fair value.

(2)    Equity and other contracts in 2006 include equity forwards with a fair value of $15 ($13 in 2005), hedging the variation in the cash flows associated with the anticipated payments under certain stock-based compensation plans expected to occur in 2007 to 2009. The fair value that has not been recognized of $9 ($7 in 2005) will be recognized in net income as the liability is accrued for the stock-based compensation plan over a three-year vesting period.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

			2005
			Notional amounts
	Fair value		Term to maturity			Total
			Under	1 to	Over	notional
	Positive(1)	Net	1 year	5 years	5 years	amount
Interest rate contracts	$328	$67	$3,749	$6,059	$9,751	$19,559
Foreign exchange contracts	664	589	1,935	1,497	4,124	7,556
Equity and other contracts(2)	586	539	5,522	4,474	1,253	11,249
Total	$1,578	$1,195	$11,206	$12,030	$15,128	$38,364

Over-the-counter contracts						$36,859
Exchange-traded contracts						$1,505

(1)    Used to determine the credit risk exposure if the counterparties were to default. The credit risk exposure is the cost of replacing, at current market rates, all contracts with a positive fair value.

(2)    Equity and other contracts in 2006 include equity forwards with a fair value of $15 ($13 in 2005), hedging the variation in the cash flows associated with the anticipated payments under certain stock-based compensation plans expected to occur in 2007 to 2009. The fair value that has not been recognized of $9 ($7 in 2005) will be recognized in net income as the liability is accrued for the stock-based compensation plan over a three-year vesting period.

Fair values of interest rate swap contracts and foreign exchange swap and forward contracts are determined by discounting expected future cash flows using current market interest and exchange rates for similar instruments. Fair values of options, financial futures and common stock index swaps are based on the quoted market prices or the value of underlying securities or indices.

8. GOODWILL AND INTANGIBLE ASSETS

A) GOODWILL

In addition to the goodwill of $5,981 ($5,963 in 2005) shown on the consolidated balance sheets, goodwill of $346 ($310 in 2005) for investments accounted for by the equity method is included in other invested assets. There were no write-downs of goodwill due to impairment during 2006, 2005 and 2004.

Changes in goodwill of subsidiaries and investments accounted for by the equity method are as follows:

		United
	Canada	States	Asia	Corporate	Total
Balance, January 1, 2005	$3,732	$1,497	$28	$609	$5,866
Acquisitions	–	–	526	48	574
Disposals	–	–	–	(80)	(80)
Effect of changes in currency exchange rates	–	(43)	(35)	(9)	(87)
Balance, December 31, 2005	$3,732	$1,454	$519	$568	$6,273
Adjustment to purchase equation of CMG Asia (Note 3)	–	–	19	–	19
Acquisitions (Note 3)	36	–	–	10	46
Disposals	–	–	–	(7)	(7)
Effect of changes in currency exchange rates	–	(1)	(3)	–	(4)
Balance, December 31, 2006	$3,768	$1,453	$535	$571	$6,327

B) INTANGIBLE ASSETS

In addition to the intangible assets of $777 ($801 in 2005) shown on the consolidated balance sheets, intangible assets of $759 ($744 in 2005) for investments accounted for by the equity method are included in other invested assets. Amortization of intangible assets recorded in operating expenses during the year was $25 ($22 in 2005 and $22 in 2004). There were no write-downs of intangibles due to impairment during 2006, 2005 and 2004. As at December 31, the components of the intangible assets are as follows:

	2006			2005
	Gross carrying	Accumulated	Net	Gross carrying	Accumulated	Net
	amount	amortization	amount	amount	amortization	amount
Finite-life intangible assets:
Sales potential of field force	$423	$48	$375	$423	$35	$388
Asset administration contracts	224	38	186	225	32	193
Distribution channels	32	16	16	32	13	19
Brand name(1)	54	2	52	54	–	54
Other	2	2	–	2	1	1
	735	106	629	736	81	655
Indefinite-life intangible assets:
Fund management contracts(2)	895	–	895	878	–	878
State licenses	12	–	12	12	–	12
	907	–	907	890	–	890
Total intangible assets	$1,642	$106	$1,536	$1,626	$81	$1,545

(1)    Usage of the brand name changed on December 31, 2005. Amortization of the brand name commenced on January 1, 2006.

(2)       The increase is primarily due to the increase in the Company’s ownership interest in CI investments (Note 3).

68     Sun Life Financial Inc. | Annual Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9. OTHER ASSETS

Other assets consist of the following:

	2006	2005
Accounts receivable	$1,401	$2,168
Investment income due and accrued	1,190	1,161
Future income taxes (Note 19)	747	667
Deferred acquisition costs	185	271
Prepaid expenses	207	178
Outstanding premiums	323	316
Accrued benefit asset (Note 21)	454	456
Capital assets	179	158
Other	188	135
Total other assets	$4,874	$5,510

Amortization of deferred acquisition costs charged to income amounted to $105 in 2006 ($138 and $179 in 2005 and 2004, respectively).

Capital assets are carried at a cost of $728 ($632 in 2005), less accumulated depreciation and amortization of $549 ($474 in 2005). Depreciation and amortization charged to income totalled $67 in 2006 ($63 and $62 in 2005 and 2004, respectively).

10. ACTUARIAL LIABILITIES AND OTHER POLICY LIABILITIES

A) ACTUARIAL POLICIES

Actuarial liabilities and other policy liabilities represent the estimated amounts which, together with estimated future premiums and net investment income, will provide for outstanding claims, estimated future benefits, policyholders’ dividends, taxes (other than income taxes) and expenses on in-force policies.

In calculating actuarial liabilities and other policy liabilities, assumptions must be made about mortality and morbidity rates, policy terminations, equity market performance, interest rates, asset default, inflation, expenses and other factors over the life of the Company’s products. The general approaches to the setting of assumptions used by the Company are described later in this note.

The Company uses best estimate assumptions for expected future experience. Some assumptions relate to events that are anticipated to occur many years in the future and are likely to require subsequent revision. Additional provisions are included in the actuarial liabilities to provide for possible adverse deviations from the best estimates. If the assumption is more susceptible to change or if the actuary is less certain about the underlying best estimate assumption, a correspondingly larger provision is included in the actuarial liabilities.

In determining these provisions, the Company ensures:

•when taken one at a time, each provision is reasonable with respect to the underlying best estimate assumption, and the extent of uncertainty present in making that assumption

•in total, the cumulative effect of all provisions is reasonable with respect to the total actuarial liabilities.

With the passage of time and resulting reduction in estimation risk, excess provisions are released into income. In recognition of the long-term nature of policy liabilities, the margin for possible deviations generally increases for contingencies further in the future. The best estimate assumptions and margins for adverse deviations are reviewed annually, and revisions are made where deemed necessary and prudent.

The Company generally maintains distinct asset portfolios for each line of business. To ensure the adequacy of liabilities, the Company does cash flow testing using several plausible scenarios for future interest rates and economic environments as well as a set of prescribed scenarios. In each test, asset and liability cash flows are projected. Net cash flows are invested in new assets, if positive, or assets are sold to meet cash needs, in accordance with the assumptions in the test and the standards of the Canadian Institute of Actuaries. Deferred net realized gains are taken into account in establishing the actuarial liabilities.

PROVISION FOR POLICYHOLDER DIVIDENDS

An amount equal to the earned and accrued portion of policyholder dividends including earned and accrued terminal dividends is shown as a provision for policyholder dividends. Actuarial liabilities provide for the payment of policyholder dividends that are forecasted to be paid over the next 12 months and beyond, in excess of dividends earned and accrued. Both liabilities are determined taking into account the scale of dividends approved by the Board. Actuarial liabilities take into account the expectation that future dividends will be adjusted to reflect future experience. Earned and accrued policyholder dividends of $846 are included in policyholder dividends and interest on claims and deposits in the consolidated statements of operations ($802 in 2005 and $809 in 2004).

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

B) COMPOSITION OF ACTUARIAL LIABILITIES AND OTHER POLICY LIABILITIES

The actuarial liabilities and other policy liabilities consist of the following:

	2006
		United
	Canada	States	Asia	Corporate(1)	Total
Individual participating life	$12,213	$5,362	$2,508	$3,296	$23,379
Individual non-participating life	2,013	7,723	333	487	10,556
Group life	1,216	127	8	3	1,354
Individual annuities	8,977	14,486	–	3,883	27,346
Group annuities	5,538	5,277	353	–	11,168
Health insurance	4,850	527	(1)	107	5,483
Total actuarial liabilities	34,807	33,502	3,201	7,776	79,286
Add: Other policy liabilities(2)	464	541	62	683	1,750
Actuarial liabilities and other policy liabilities	$35,271	$34,043	$3,263	$8,459	$81,036

	2005
		United
	Canada	States	Asia	Corporate(1)	Total
Individual participating life	$11,591	$5,167	$2,348	$3,094	$22,200
Individual non-participating life	1,858	6,649	185	496	9,188
Group life	1,184	130	7	(3)	1,318
Individual annuities	9,317	16,002	–	3,192	28,511
Group annuities	5,752	3,313	361	–	9,426
Health insurance	4,581	470	(1)	84	5,134
Total actuarial liabilities	34,283	31,731	2,900	6,863	75,777
Add: Other policy liabilities(2)	570	431	49	662	1,712
Actuarial liabilities and other policy liabilities	$34,853	$32,162	$2,949	$7,525	$77,489

(1) Primarily business from the U.K., reinsurance and run-off reinsurance operations.
(2) Consists of policy benefits payable, provisions for unreported claims, provisions for policyholder dividends, and provisions for experience rating refunds.

C) TOTAL ASSETS SUPPORTING LIABILITIES AND EQUITY

The following tables show the total assets supporting total liabilities for the product lines shown (including actuarial and other policy liabilities), and assets supporting equity and other:

	2006
	Bonds	Mortgages	Stocks	Real estate	Other	Total
Individual participating life	$14,591	$4,034	$3,542	$2,632	$4,382	$29,181
Individual non-participating life	9,542	2,233	500	117	2,505	14,897
Group life	1,394	675	5	22	99	2,195
Individual annuities	23,574	4,897	60	30	2,124	30,685
Group annuities	9,607	2,151	45	147	892	12,842
Health insurance	4,704	1,723	14	48	579	7,068
Equity and other	5,818	280	733	829	13,303	20,963
Total assets	$69,230	$15,993	$4,899	$3,825	$23,884	$117,831

	2005
	Bonds	Mortgages	Stocks	Real estate	Other	Total
Individual participating life	$13,714	$3,573	$2,886	$2,211	$5,454	$27,838
Individual non-participating life	7,561	1,557	355	49	2,110	11,632
Group life	1,540	656	4	18	7	2,225
Individual annuities	25,664	4,736	52	28	1,432	31,912
Group annuities	7,524	2,281	43	123	941	10,912
Health insurance	4,650	1,514	10	41	486	6,701
Equity and other	5,501	244	506	771	12,624	19,646
Total assets	$66,154	$14,561	$3,856	$3,241	$23,054	$110,866

70     Sun Life Financial Inc. | Annual Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

D) CHANGES IN ACTUARIAL LIABILITIES

Changes in actuarial liabilities during the year are as follows:

	2006	2005
Actuarial liabilities, January 1	$75,777	$74,258

Change in liabilities on in-force business	(2,942)	(3,495)
Liabilities arising from new policies	5,415	4,268
Significant changes in assumptions or methodology(1):
Gross increases	149	268
Gross decreases	(97)	(169)
Increase in actuarial liabilities	2,525	872

Actuarial liabilities before the following:	78,302	75,130
Acquisition (Note 3)	–	1,440
Change due to termination of reinsurance agreement(2)	–	1,223
Effect of changes in currency exchange rates	984	(2,016)
Actuarial liabilities, December 31	79,286	75,777
Add: Other policy liabilities	1,750	1,712
Actuarial liabilities and other policy liabilities, December 31	$81,036	$77,489

(1)    The increase in reserves in 2006 results from strengthening of longevity assumptions in Canada and the U.K. The increases in reserves in 2005 were from (a) lapse and morbidity assumption changes in the Reinsurance business unit and (b) strengthening the margin for future credit yield compression in U.S. individual. The decreases in 2006 arise from changes in assumptions as a result of changes in pension legislation in the U.K. The decreases in 2005 were mainly from mortality assumption changes in the Reinsurance business unit.

(2)    Reserve increase due to the termination of a reinsurance treaty within the Canadian group benefits business, and the resulting recapture of the business. An associated decrease in other liabilities was also recorded to reflect this recapture.

E)  FAIR VALUE OF ACTUARIAL LIABILITIES, FUTURE INCOME TAXES AND DEFERRED NET REALIZED GAINS

The fair value of total actuarial liabilities shown in the tables above is $88,144 in 2006 and $84,855 in 2005. Fair value of actuarial liabilities is determined by reference to the fair value of the assets supporting those liabilities. The fair value of the net deferred income tax asset related to life insurance companies is $213 in 2006 (carrying value of $638) and $48 in 2005 (carrying value of $277). Fair value of income taxes represents the amount that would be recognized on the balance sheet if the financial instruments were measured at fair value. Deferred net realized gains, which are generally taken into account in establishing the actuarial liabilities, do not exist when financial assets and liabilities are measured at fair value.

F) ASSUMPTIONS AND MEASUREMENT UNCERTAINTY
MORTALITY

Mortality refers to the rates at which death occurs for defined groups of people. Insurance mortality assumptions are generally based on the Company’s average five-year experience. For annuities, Company experience is generally combined with industry experience, since the Company’s own experience is insufficient to be statistically credible for most of its annuity product lines. Assumed mortality rates for life insurance contracts do not reflect any future improvement which might be expected. On annuities where lower mortality rates result in an increase in liabilities, assumed future mortality rates are adjusted to reflect estimated future improvements in the rates.

For products where higher mortality would be financially adverse to the Company, a 1% increase in the best estimate assumption would decrease net income by $88. For products where lower mortality would be financially adverse to the Company, a 1% reduction in the mortality assumption would decrease net income by $40.

MORBIDITY

Morbidity refers to both the rates of accident or sickness and the rates of recovery there from, for defined groups of people. Most of the Company’s disability insurance is marketed on a group basis. In Canada and in Asia, the Company offers critical illness policies on an individual basis, and in Canada, the Company offers long-term care on an individual basis; a significant block of critical illness business written in the U.K. has also been assumed by the Company’s Reinsurance business unit. Medical stop-loss insurance is offered on a group basis in the United States and Canada. In Canada, group morbidity assumptions are based on the Company’s five-year average experience, modified to reflect the trend in recovery rates. For long-term care and critical illness insurance, assumptions are developed in collaboration with the Company’s reinsurers and are largely based on their experience. In the United States, Company experience is used for both medical stop-loss and disability assumptions, with some consideration for industry experience. Larger provisions for adverse deviation are used for those benefits where Company or industry experience is limited. For products where the morbidity is a significant assumption, a 1% adverse change in that assumption would reduce net income by $20.

ASSET DEFAULT

In addition to the allowances for losses on invested assets outlined in Note 6, the actuarial liabilities include an amount of $2,578 determined on a pre-tax basis ($2,413 in 2005) to provide for possible future asset defaults and loss of asset value on current assets and on future purchases. This provision results from a reduction in the expected future investment yield or a reduction in the value of equity assets recognized in the computation of actuarial liabilities. The reduction varies depending on the creditworthiness of the class of asset.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEGREGATED FUND GUARANTEES

The Company has a large volume of variable annuities primarily in the United States that are subject to equity market movements. The Company also reinsures the guarantees offered on variable annuities issued by other insurance companies in the United States, although the Company no longer accepts new business on these reinsurance treaties. The Company monitors its experience for these guarantees on a monthly basis, and has hedged a percentage of its exposure with long-dated put options against the S&P 500.

The Company has a block of unit-linked products in the U.K. which offer guaranteed annuity purchase price options. While not segregated fund guarantees, the exposure to the annuity options is dependent on equity market movements.

The Company used stochastic modelling techniques, which test a large number of different scenarios of future market returns to estimate the actuarial liability for the various guarantees offered under variable annuities and under the U.K. annuity options. The sensitivity of the actuarial liability to changes in expected equity market returns is significant for these blocks of business. For example, a 1% reduction in the expected long-term equity market return assumption would decrease net income by $68 in respect of these guarantees.

INTEREST RATE

Interest rate risk is the potential for financial loss arising from changes in interest rates. For example, the Company is exposed to this risk when the cash flows from assets and the policy obligations they support are significantly mismatched, as this may result in the need to either sell assets to meet policy payments and expenses or reinvest excess asset cash flows under unfavourable interest environments.

To manage this risk, an investment policy statement is established for each portfolio of assets and related liabilities. Asset/liability management programs are in place to implement these policy statements. The primary approach used is duration gap analysis, which measures the sensitivity of assets and liabilities to interest rate changes across the entire yield curve. Key rate duration analysis is used to examine the duration gap of assets and liabilities at discrete intervals on the yield curve. These gaps are managed within specified tolerance limits.

Interest rate sensitivity is provided for in the actuarial liabilities for all policies, with adequate provisions to absorb moderate changes in interest rates.

For certain product types, including participating insurance and certain forms of universal life policies and annuities, policyholders share investment performance through changes in the amount of dividends declared or to the rate of interest credited. These changes occur routinely as interest rates change, and reflect the normal operation of these policies according to their contractual terms. These products generally have minimum interest rate guarantees.

For the Company’s actuarial liabilities, an immediate 1% parallel increase in interest rates at December 31, 2006, across the entire yield curve, would result in an estimated increase in net income of $60. Conversely, an immediate 1% parallel decrease in interest rates would result in an estimated decrease in net income of $242. These results do not reflect any management action.

POLICY TERMINATION RATES

Policyholders may allow their policies to terminate prior to the end of the contractual coverage period by choosing not to continue to pay premiums or by exercising one of the non-forfeiture options in the contract. Assumptions for termination experience on life insurance are generally based on the company’s average five-year experience. Termination rates may vary by plan, age at issue, method of premium payment, and policy duration. For universal life contracts, it is also necessary to set assumptions about premium cessation occurring prior to termination of the policy. Studies prepared by industry or actuarial bodies are used for certain products where the Company’s experience is too limited to be statistically valid.

For individual life insurance products where fewer terminations would be financially adverse to the Company, net income would be decreased by $81 if the termination rate assumption were reduced by 10% starting in policy year six (5% for participating policies and policies with adjustable premiums). For products where more terminations would be financially adverse to the Company, net income would be decreased by $74 if an extra 1% of the in-force policies were assumed to terminate each year beginning in policy year six (0.5% for participating policies and policies with adjustable premiums).

OPERATING EXPENSES AND INFLATION

Actuarial liabilities provide for future policy-related expenses. These include the costs of premium collection, claims adjudication and processing, actuarial calculations, preparation and mailing of policy statements and related indirect expenses and overheads. Expense assumptions are mainly based on recent Company experience using an internal expense allocation methodology. Future expense assumptions reflect inflation. The sensitivity of actuarial liabilities to a 10% increase in unit expenses Company-wide would result in a decrease in net income of $263.

G) REINSURANCE AGREEMENTS

Reinsurance is used primarily to limit exposure to large losses. The Company has an individual life insurance retention policy and limits which require that such arrangements be placed with well-established, highly rated reinsurers. Coverage is well-diversified and controls are in place to manage exposure to reinsurance counterparties. While reinsurance arrangements provide for the recovery of claims arising from the liabilities ceded, the Company retains primary responsibility to the policyholders. In addition, the Company assumes by retrocession a substantial amount of business from reinsurers. The effect of these reinsurance arrangements on premiums and payments to policyholders, beneficiaries and depositors is summarized as follows:

72     Sun Life Financial Inc. | Annual Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	2006	2005	2004
Premiums:
Direct premiums	$14,947	$13,305	$13,346
Reinsurance assumed	574	530	527
Reinsurance ceded	(912)	(895)	(970)
	$14,609	$12,940	$12,903
Payments to policyholders, beneficiaries and depositors:
Direct payments	$12,987	$12,961	$12,773
Reinsurance assumed	419	453	413
Reinsurance ceded	(511)	(612)	(654)
	$12,895	$12,802	$12,532

Actuarial liabilities are shown net of ceded reinsurance of $2,401 in 2006 ($2,132 in 2005).

H) ROLE OF THE APPOINTED ACTUARY

The Appointed Actuary is appointed by the Board and is responsible for ensuring that the assumptions and methods used in the valuation of policy liabilities are in accordance with accepted actuarial practice, applicable legislation and associated regulations or directives.

The Appointed Actuary is required to provide an opinion regarding the appropriateness of the policy liabilities at the balance sheet dates to meet all obligations to policyholders of the Company. Examination of supporting data for accuracy and completeness and analysis of Company assets for their ability to support the amount of policy liabilities are important elements of the work required to form this opinion.

The Appointed Actuary is required each year to analyze the financial condition of the Company and prepare a report for the Board. The 2006 analysis tested the capital adequacy of the Company until December 31, 2010, under various adverse economic and business conditions. The Appointed Actuary reviews the calculation of the Company’s Canadian capital and surplus requirements. In addition, foreign operations and foreign subsidiaries of the Company must comply with local capital requirements in each of the jurisdictions in which they operate. Furthermore, the Company is required to appropriate retained earnings of $2,899 ($2,857 in 2005). All of these regulatory requirements constrain the Company’s ability to distribute its retained earnings.

11. SENIOR DEBENTURES

The following obligations are included in senior debentures:

	Currency of borrowing	Interest rate	Maturity	2006	2005
Partnership capital securities	U.S. dollars	8.53%	–	$698	$699
Sun Life Assurance debentures
Series A debenture	Cdn. dollars	6.87%	2031	990	990
Series B debenture	Cdn. dollars	7.09%	2052	200	200
Funding debenture(1)	Cdn. dollars	7.09%	2052	3	3
Sun Life Financial Inc. senior unsecured debentures
Series A(2)	Cdn. dollars	4.80%	2035	600	600
Series B(3)	Cdn. dollars	4.95%	2036	700	–
Series C(4)	Cdn. dollars	5.00%	2031	300	–
				$3,491	$2,492
Fair value				$3,704	$2,723

(1)       On December 30, 2005, $7 of the funding debenture was redeemed prior to the maturity date.

(2)       On November 23, 2005, Sun Life Financial Inc. issued $600 principal amount of Series A Senior Unsecured 4.8% Fixed/Floating Debentures due 2035. These debentures will bear interest at a fixed annual rate of 4.8% per annum payable semi-annually until November 23, 2015, and at a variable rate payable quarterly equal to the Canadian dollar offered rate for three months’ bankers’ acceptances plus 1% thereafter until maturity on November 23, 2035. Sun Life Financial Inc. may redeem the debentures after 10 years at 100% of the principal amount. The debentures are a direct senior unsecured obligation of the Company and will rank equally with all other unsecured and unsubordinated indebtedness of Sun Life Financial Inc.

(3)       On March 13, 2006, Sun Life Financial Inc. issued $700 principal amount of Series B Senior Unsecured 4.95% Fixed/Floating Debentures due 2036. These debentures bear interest at a fixed rate of 4.95% per annum payable semi-annually until June 1, 2016, and at a variable rate equal to the Canadian dollar offered rate for three months’ bankers’ acceptances plus 1% thereafter until maturity on June 1, 2036. Sun Life Financial Inc. may redeem the debentures on or after June 1, 2016, at 100% of the principal amount. The debentures are direct senior unsecured obligations of the Company and rank equally with all other unsecured and unsubordinated indebtedness of Sun Life Financial Inc.

(4)       On July 11, 2006, Sun Life Financial Inc. issued $300 principal amount of Series C Senior Unsecured 5% Fixed/Floating Debentures due 2031. These debentures bear interest at a fixed rate of 5% per annum payable semi-annually until July 11, 2011, and at a variable rate equal to the Canadian dollar offered rate for three month bankers’ acceptances plus 1% thereafter until maturity on July 11, 2031. Sun Life Financial Inc. may redeem the debentures on or after July 11, 2011 at 100% of the principal amount. The debentures are direct senior unsecured obligations of the Company and rank equally with all other unsecured and unsubordinated indebtedness of Sun Life Financial Inc.

Fair value is based on market price for the same or similar instruments as appropriate. Interest expense for the partnership capital securities and the debentures was $205, $144 and $150 for 2006, 2005 and 2004, respectively.

Sun Life Financial Inc. | sunlife.com     73

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12. OTHER LIABILITIES

A) COMPOSITION OF OTHER LIABILITIES

Other liabilities consist of the following:

	2006	2005
Accounts payable	$1,811	$2,137
Bank overdrafts	281	217
Bond repurchase agreements	2,151	1,614
Accrued expenses and taxes	1,211	1,075
Borrowed funds	214	127
Future income taxes (Note 19)	226	502
Accrued benefit liability (Note 21)	505	470
Provisions for future policyholder costs	48	54
Other	387	396
Total other liabilities	$6,834	$6,592

B) BOND REPURCHASE AGREEMENTS

The Company enters into bond repurchase agreements for operational funding and liquidity purposes. Bond repurchase agreements have maturities ranging from 2 to 82 days, averaging 26 days, and bearing interest rates averaging 4.15% as at December 31, 2006 (3.24% in 2005).

As at December 31, 2006, the Company had assets with a total market value of $2,147 ($1,614 in 2005), pledged as collateral for the bond repurchase agreements.

C) BORROWED FUNDS

The following obligations are included in borrowed funds in the table above.

	Currency of borrowing	Maturity	2006	2005
Encumbrances on real estate	Cdn. dollars	2007-2016	$112	$59
	U.S. dollars	2007-2014	102	68
Total borrowed funds			$214	$127

As at December 31, 2006, aggregate maturities of encumbrances on real estate are as follows:

Year	Amount
2007	$18
2008	33
2009	15
2010	5
2011	47
Thereafter	96
Total	$214

As at December 31, 2006, the Company had $117 in a line of credit from a financial institution of which none was used during the year. The weighted average interest rates related to those borrowings is 0% (2.9% in 2005). This line of credit has a term of three years.

Interest expense for the borrowed funds was $25, $33 and $11 for 2006, 2005 and 2004, respectively.

74     Sun Life Financial Inc. | Annual Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. SUBORDINATED DEBT

The following obligations are included in subordinated debt:

	Currency	Interest rate	Maturity	2006	2005
Subordinated debentures(1)	Cdn. dollars	6.65%	2015	$300	$300
Subordinated debentures(2)	Cdn. dollars	6.15%	2022	799	799
Subordinated debentures(3)	Cdn. dollars	6.30%	2028	150	150
Subordinated notes	U.S. dollars	6.63%	2007	32	32
Subordinated notes	U.S. dollars	7.25%	2015	175	175
Total				$1,456	$1,456
Fair value				$1,591	$1,617

(1)             After October 12, 2010, interest is payable at 1% over the 90-day Bankers’ Acceptance Rate, Redeemable in whole or in part at any time prior to October 12, 2010. On or after October 12, 2010, redeemable in whole on interest payment date.

(2)             After June 30, 2012, interest is payable at 1.54% over the 90-day Bankers’ Acceptance Rate. Redeemable in whole or in part at any time.

(3)             Redeemable in whole or in part at any time.

Fair value is based on market prices for the same or similar instruments as appropriate. Interest expense on subordinated debt was $93, $96 and $107 for 2006, 2005 and 2004, respectively.

In 2004, the Company redeemed $250 principal amount of subordinated debentures prior to maturity. Redemption premiums of $17 ($12 net of taxes) were recorded in net investment income in 2004.

All subordinated debt qualifies as capital for Canadian regulatory purposes.

14. NON-CONTROLLING INTERESTS IN SUBSIDIARIES

Non-controlling interests in subsidiaries on the consolidated balance sheets consist of non-controlling interests in MFS and McLean Budden Limited.

Non-controlling interests in net income of subsidiaries include non-controlling interests in MFS and McLean Budden Limited of $27 ($20 in 2005 and $21 in 2004). In addition, non-controlling interests in net income of subsidiaries also include dividends on preferred shares of Sun Life Assurance of $3 in 2005 and $7 in 2004. These preferred shares were redeemed by Sun Life Assurance on June 30, 2005, at $25 per share for a total of $150, excluding declared dividends also paid on redemption.

15. SHARE CAPITAL AND NORMAL COURSE ISSUER BID

A) SHARE CAPITAL

The authorized share capital of Sun Life Financial Inc. consists of the following:

•                  An unlimited number of common shares without nominal or par value. Each common share is entitled to one vote at meetings of the shareholders of Sun Life Financial Inc. There are no pre-emptive, redemption, purchase or conversion rights attached to the common shares.

•                  An unlimited number of Class A and Class B non-voting preferred shares, issuable in series. The Board is authorized before issuing the shares, to fix the number, the consideration per share, the designation of, and the rights and restrictions of the Class A and Class B shares of each series, subject to the special rights and restrictions attached to all the Class A and Class B shares. The Board has authorized four series of Class A non-voting preferred shares.

Sun Life Financial Inc. | sunlife.com     75

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The changes and the number of shares issued and outstanding are as follows:

	2006		2005		2004
	Number		Number		Number
	of shares	Amount	of shares	Amount	of shares	Amount
Preferred shares (in millions of shares)
Balance, January 1	29	$712	–	$–	–	$–
Preferred shares issued, Class A, Series 1	–	–	16	400	–	–
Preferred shares issued, Class A, Series 2	–	–	13	325	–	–
Preferred shares issued, Class A, Series 3	10	250	–	–	–	–
Preferred shares issued, Class A, Series 4	12	300	–	–	–	–
Issuance costs, net of taxes	–	(12)	–	(13)	–	–
Balance, December 31	51	$1,250	29	$712	–	$–

Common shares (in millions of shares)
Balance, January 1	582	$7,173	592	$7,238	600	$7,289
Stock options exercised (Note 18)	2	73	3	99	2	75
Common shares purchased for cancellation	(12)	(164)	(13)	(164)	(10)	(126)
Balance, December 31	572	$7,082	582	$7,173	592	$7,238

On October 10, 2006, Sun Life Financial Inc. issued $300 Class A Non-cumulative Preferred Shares Series 4 at $25 per share. Holders are entitled to receive non-cumulative quarterly dividends of $0.278 per share, yielding 4.45% annually. Subject to regulatory approval, on or after December 31, 2011, Sun Life Financial Inc. may redeem these shares in whole or in part at a declining premium. On January 13, 2006, Sun Life Financial Inc. issued $250 Class A Non-cumulative Preferred Shares Series 3 at $25 per share. Holders are entitled to receive non-cumulative quarterly dividends of $0.278 per share, yielding 4.45% annually. Subject to regulatory approval, on or after March 31, 2011, Sun Life Financial Inc. may redeem these shares in whole or in part at a declining premium. Underwriting commissions of $12 (net taxes of $6) related to the 2006 preferred share issuances were deducted from preferred shares in the consolidated statements of equity.

On July 15, 2005, Sun Life Financial Inc. issued $325 of Class A Non-cumulative Preferred Shares Series 2 at $25 per share. Holders are entitled to receive non-cumulative quarterly dividends of $0.30 per share, yielding 4.8% annually. Subject to regulatory approval, on or after September 30, 2010, Sun Life Financial Inc. may redeem these shares in whole or in part at a declining premium. On February 25, 2005, Sun Life Financial Inc. issued $400 of Class A Non-cumulative Preferred Shares Series 1 at $25 per share. Holders are entitled to receive a non-cumulative quarterly dividend of $0.297 per share, yielding 4.75% annually. Subject to regulatory approval, on or after March 31, 2010, Sun Life Financial Inc. may redeem these shares, in whole or in part, at a declining premium. Underwriting commissions of $13 (net taxes of $7) related to the 2005 preferred share issuances were deducted from preferred shares in the consolidated statements of equity.

SUBSEQUENT EVENT

On February 2, 2007, Sun Life Financial Inc. issued $250 Class A Non-Cumulative Preferred Shares, Series 5, at $25 per share. Holders are entitled to receive non-cumulative quarterly dividends of $0.281 per share, yielding 4.50% annually. Subject to regulatory approval, on or after March 31, 2012, Sun Life Financial Inc. may redeem these shares in whole or in part at a declining premium.

B) NORMAL COURSE ISSUER BID

Sun Life Financial Inc. has repurchased common shares under several normal course issuer bid programs. Under each of these programs, Sun Life Financial Inc. was authorized to purchase, for cancellation, through the facilities of the Toronto Stock Exchange (TSX), approximately 5% of its issued and outstanding common shares at that time. The announcement dates, the time period covered, and the maximum number of shares that could be repurchased under these programs are as follows:

Announcement date	Period covered	Maximum shares authorized for purchase
February 12, 2003	February 12, 2003 to January 5, 2004	31 million
January 8, 2004	January 12, 2004 to January 11, 2005	30 million
January 6, 2005	January 12, 2005 to January 11, 2006	30 million
January 10, 2006	January 12, 2006 to January 11, 2007	29 million
Subsequent event:
January 10, 2007	January 12, 2007 to January 11, 2008	29 million

76     Sun Life Financial Inc. | Annual Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts repurchased under the normal course issuer bids are as follows:

	2006	2005	2004
Number of shares repurchased (in millions)	12	13	10
Amount(1)	$575	$544	$388
Average price per share	$46.31	$41.10	$37.93

(1)    The total amount repurchased is allocated to common shares and retained earnings in the consolidated statements of equity. The amount recorded to common shares is based on the average cost per common share.

16. OPERATING EXPENSES

Operating expenses consist of the following:

	2006	2005	2004
Compensation costs	$1,851	$1,769	$1,636
Premises and equipment costs	259	287	293
Restructuring and other related charges	1	10	27
Capital asset depreciation and amortization (Note 9)	67	63	62
Other(1)	850	792	813
Total operating expenses	$3,028	$2,921	$2,831

(1) Other for 2004 includes a pre-tax provision for MFS regulatory issues and other actions of $66.

17. EARNINGS PER SHARE

Details of the calculation of the net income and the weighted average number of shares used in the earnings per share computations are as follows:

	2006	2005	2004
Common shareholders’ net income	$2,089	$1,843	$1,680
Less: Effect of stock options of subsidiaries(1)	11	5	2
Common shareholders’ net income on a diluted basis	$2,078	$1,838	$1,678

Weighted average number of shares outstanding for basic earnings per share (in millions)	577	587	599
Add: Adjustments relating to the dilutive impact of stock options(2) (3)	3	3	3
Weighted average number of shares outstanding on a diluted basis (in millions)	580	590	602

(1)       A subsidiary of Sun Life Financial Inc. grants stock options exercisable for shares of the subsidiary and restricted stock awards of the subsidiary. If these outstanding stock options were exercised and the restricted stock awards were fully vested, the Company would record an increase in non-controlling interests, and therefore, a reduction in common shareholders’s net income.

(2)       The effect of stock options is calculated based on the treasury stock method requirements, which assume that unrecognized compensation as well as any proceeds from the exercise of the options would be used to purchase common shares at the average market prices during the period. Only stock options exercisable for shares of Sun Life Financial Inc. are included in the adjustment relating to the dilutive impact of stock options.

(3)       Options exercisable for approximately 1 million common shares of Sun Life Financial Inc. with an average exercise price of $49.39 per share that were outstanding as at December 31, 2006, were excluded from the calculation of diluted earnings per share for 2006 because their exercise prices were greater than the average market price of common shares of Sun Life Financial Inc.

18. STOCK-BASED COMPENSATION

A) STOCK OPTION PLANS

Sun Life Financial Inc. granted stock options to certain employees and directors under the Executive Stock Option Plan and the Director Stock Option Plan and to all eligible employees under the Special 2001 Stock Option Award Plan. These options are granted at the closing price of the common shares on the TSX on the trading day preceding the grant date. The options granted under the stock option plans will vest at various times: over a four-year period under the Executive Stock Option Plan with the exception of two special grants with a five-year period; two years after the grant date under the Special 2001 Stock Option Award Plan; and over a two-year period under the Director Stock Option Plan. All options have a maximum exercise period of 10 years. The maximum number of common shares that may be issued under the Executive Stock Option Plan, the Special 2001 Stock Option Award Plan and the Director Stock Option Plan are 29,525,000 shares, 1,150,000 shares and 150,000 shares, respectively. Effective April 2, 2003, further grants under the Sun Life Financial Inc. Director Stock Option Plan were discontinued.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The activities in the stock option plans for the years ended December 31 are as follows:

	2006		2005		2004
	Number of	Weighted	Number of	Weighted	Number of	Weighted
	stock options	average	stock options	average	stock options	average
	(thousands)	exercise price	(thousands )	exercise price	(thousands)	exercise price
Balance, January 1	10,049	$28.95	12,457	$26.90	15,239	$27.17
Granted	1,460	49.29	1,339	40.80	173	36.67
Exercised	(2,228)	26.57	(2,999)	26.11	(2,267)	25.69
Forfeited	(143)	37.47	(748)	25.61	(688)	26.97
Balance, December 31	9,138	$32.58	10,049	$28.95	12,457	$26.90
Exercisable, December 31	5,909	$28.39	5,750	$27.59	6,318	$27.36

The aggregate intrinsic value, which is the difference between the market price of a Sun Life Financial Inc. common share and the exercise price of the stock option, for options exercisable as at December 31, 2006 is $124. The aggregate intrinsic value of options exercised in 2006 was $48 ($49 and $26 for 2005 and 2004, respectively). As at December 31, 2006, the number of stock options vested and expected to vest at the end of the relevant vesting period is 8,808 thousand. The aggregate intrinsic value of the options vested and expected to vest is $152, with a weighted average exercise price of $32.07 and a weighted average remaining term to maturity of 6.09 years.

Compensation cost and the tax benefits recorded as well as the tax benefit realized for stock options are shown in the following table. For the options issued prior to January 1, 2002, and valued using the intrinsic value method, no compensation expense was recognized as the option’s exercise price was not less than the market price of the underlying stock on the day of grant.

	2006	2005	2004
Compensation expense recorded	$13	$9	$11
Income tax benefit on expense recorded	$1	$1	$2
Income tax benefit realized on exercised options	$6	$4	$3

The unrecognized compensation cost, adjusted for an estimate of future forfeitures, for non-vested stock options as at December 31, 2006 was $4. The weighted average recognition period over which this compensation cost is expected to be recognized is 2.88 years.

The stock options outstanding and exercisable as at December 31, 2006, by exercise price, are as follows:

	Options outstanding			Options exercisable
		Weighted			Weighted
		average			average
	Number of	remaining	Weighted	Number of	remaining	Weighted
	stock options	contractual	average	stock options	contractual	average
Range of exercise prices	(thousands)	life (years)	exercise price	(thousands)	life (years)	exercise price
$19.05 to $24.28	2,213	5.27	$22.20	1,831	5.09	$22.43
$25.28 to $30.91	2,751	5.05	28.45	2,310	4.86	28.57
$31.00 to $33.20	1,433	5.16	32.82	1,396	5.10	32.83
$36.50 to $44.73	1,345	7.98	40.46	370	7.62	39.87
$46.80 to $49.90	1,396	9.15	49.38	2	9.15	49.40
	9,138	6.19	$32.58	5,909	5.17	$28.39

The weighted average fair values of the stock options, calculated using the Black-Scholes option-pricing model, granted during the year ended December 31, 2006, was $8.40 ($8.31 and $9.81 for 2005 and 2004, respectively). The Black-Scholes option-pricing model used the following assumptions to determine the fair value of options granted during the year:

Weighted average assumptions	2006	2005	2004
Risk-free interest rate	4.1%	4.3%	4.5%
Expected volatility	16.0%	20.0%	24.8%
Expected dividend yield	2.2%	2.4%	2.3%
Expected life of the option (in years)	5.6	5.6	7.0

78     Sun Life Financial Inc. | Annual Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

B) EMPLOYEE SHARE OWNERSHIP PLAN

The Company matches employees’ contributions to the Sun Life Financial Employee Stock Plan (Plan) for eligible employees in Canada who may contribute from 1% to 20% of their base earnings to the Plan. The Company matches 50% of the lower of the employee contributions and 5% of the employees’s base earnings to an annual maximum of one thousand five hundred dollars. The Company’s contributions vest immediately and are expensed.

C) OTHER STOCK-BASED COMPENSATION PLANS

All other stock-based compensation plans use notional units that are valued based on Sun Life Financial Inc.’s common share price on the TSX. Any fluctuation in Sun Life Financial Inc.’s common share price changes the value of the units, which affects the Company’s stock-based compensation expense. Upon redemption of these units, payments are made to the employees with a corresponding reduction in the accrued liability. The Company uses equity swaps and forwards to hedge its exposure to variations in cash flows due to changes in Sun Life Financial Inc.’s common share price for all of these plans.

Details of these plans are as follows:

Senior Executives’ Deferred Share Unit (DSU) Plan: Under the DSU plan, designated executives may elect to receive all or a portion of their annual incentive award in the form of DSUs. Each DSU is equivalent to one common share and earns dividend equivalents in the form of additional DSUs at the same rate as the dividends on common shares. The designated executives must elect to participate in the plan prior to the beginning of the plan year and this election is irrevocable. Awards generally vest immediately; however, participants are not permitted to redeem the DSUs until termination, death or retirement. The value at the time of redemption will be based on the fair market value of the common shares immediately before their conversion.

Restricted Share Unit (RSU) Plan: Under the RSU plan, participants are granted units that are equivalent to one common share and have a fair market value of a common share on the date of grant. Plan participants must generally hold RSUs for 36 months from the date of grant. RSUs earn dividend equivalents in the form of additional RSUs at the same rate as the dividends on common shares. The redemption value is the fair market value of an equal number of common shares.

Performance Share Unit (PSU) Plan: Under the PSU plan, participants are granted units that are the equivalent to one common share and have a fair market value of a common share on the date of grant. Plan participants must hold PSUs for 36 months from the date of grant. PSUs earn dividend equivalents in the form of additional PSUs at the same rate as the dividends on common shares. No PSUs will vest or become payable unless the Company meets its threshold targets with respect to specified performance targets. The plan provides for an enhanced payout if the Company achieves superior levels of performance to motivate participants to achieve a higher return for shareholders. Payments to participants are based on the number of PSUs earned multiplied by the market value of the common shares at the end of the three-year performance period.

Additional information for other stock-based compensation plans: The activities in these plans and the liabilities accrued on the balance sheet are summarized in the following table.

Number of units (in thousands)	DSUs	RSUs	PSUs	Total
Units outstanding December 31, 2004	542	1,644	273	2,459
Units outstanding December 31, 2005	587	2,080	461	3,128
Units outstanding December 31, 2006	588	2,138	611	3,337

Liability accrued as at December 31, 2006	$29	$73	$21	$123

Compensation cost and the tax benefits recorded as well as the tax benefits realized for other stock-based compensation plans are shown in the following table. Since expenses for the DSUs are accrued as part of incentive compensation in the year awarded, the expenses below do not include these accruals. The expenses presented in the following table include increases in the liabilities for DSUs, RSUs and PSUs due to changes in the fair market value of the common shares of Sun Life Financial Inc. and the accruals of the RSU and PSU liabilities over the vesting period, and exclude any reduction in expenses due to the impact of hedging.

	2006	2005	2004
Compensation expense recorded	$50	$46	$30
Income tax benefit on expense recorded	$17	$16	$11

The unrecognized liability and compensation cost for other stock-based compensation plan units outstanding as at December 31, 2006, including an adjustment for expected future forfeitures, as at December 31, 2006 was $37. The weighted average recognition period over which this compensation cost is expected to be recognized is 1.73 years. The unrecognized compensation cost and weighted average recognition period includes only costs related to the RSUs and PSUs since DSUs are vested at the date of grant. The Company paid $27 related to the liabilities of these plans in 2006 ($1 and $5 for 2005 and 2004, respectively).

D) STOCK-BASED COMPENSATION PLANS OF A SUBSIDIARY

A subsidiary of the Company grants stock options exercisable for shares of the subsidiary and restricted stock awards of the subsidiary. Restricted stock awards were granted in 2006 and 2005 and under the terms of this plan, shares are granted but vesting requirements must be met in order for employees to have full ownership rights to these shares. The restricted stock awards vest over a five-year period. The stock options granted in 2006 and 2005 vest over a four-year period. No stock-based compensation awards were granted in 2004.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The outstanding awards and expenses recorded to operating expenses in the consolidated statements of operations for these awards are summarized as follows:

	2006	2005	2004
Awards outstanding (in thousands)	172	192	140
Expense recorded	$17	$13	$–
Income tax benefit recorded	$6	$5	$–

19. INCOME TAXES

In the consolidated statements of operations, the income tax expense for the Company’s worldwide operations has the following components:

	2006	2005	2004
Canadian income tax expense (benefit):
Current	$418	$127	$98
Future	(271)	151	95
Total	147	278	193

Foreign income tax expense (benefit):
Current	306	327	(67)
Future	(64)	(74)	137
Total	242	253	70

Total income taxes expense	$389	$531	$263

The after-tax undistributed earnings of most non-Canadian subsidiaries would be taxed only upon their repatriation to Canada. The Company recognizes a future tax liability, if any, on these undistributed earnings to the extent that management expects they will be repatriated in the foreseeable future. To the extent repatriation of such earnings is not currently planned, the Company has not recognized the future tax liability. If the undistributed earnings of all non-Canadian subsidiaries not currently planned were repatriated, additional taxes that would be payable are estimated to be $105 as at December 31, 2006 ($75 and $63 in 2005 and 2004, respectively).

The Company’s effective worldwide income tax rate differs from the combined Canadian federal and provincial statutory income tax rate, as follows:

	2006		2005		2004
		%		%		%
Total net income	$2,144		$1,876		$1,693
Add: Income taxes expense	389		531		263
Non-controlling interests in net income of subsidiaries	27		23		28
Total net income before income taxes and non-controlling interests in net income of subsidiaries	$2,560		$2,430		$1,984

Taxes at the combined Canadian federal and provincial statutory income tax rate	$896	35.0	$850	35.0	$655	33.0
Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(239)	(9.3)	(148)	(6.1)	(230)	(11.6)
Tax (benefit) cost of unrecognized losses	(41)	(1.6)	(35)	(1.5)	(19)	(1.0)
Tax exempt investment income	(179)	(7.0)	(116)	(4.8)	(133)	(6.7)
Changes to statutory income tax rates	(41)	(1.6)	–	–	–	–
Other	(7)	(0.3)	(20)	(0.7)	(10)	(0.5)
Company’s effective worldwide income taxes	$389	15.2	$531	21.9	$263	13.2

80     Sun Life Financial Inc. | Annual Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In second quarter of 2006, the Canadian federal government and certain provinces reduced corporate income tax rates for years after 2007. The statutory income tax rate will decline gradually to 32% in 2010 as these rate reductions become effective. This reduction requires the Company to review its Canadian future tax liability on an ongoing basis. The re-measure in 2006 impacted both the business attributable to participating policyholders and shareholders. The participating policyholders’ benefited by $36, while the increase to shareholders’ income was limited to $5.

The Company has accumulated tax losses, primarily in the United Kingdom, totalling $1,111 ($893 in 2005). The benefit of these tax losses has been recognized to the extent that they are more likely than not to be realized in the amount of $155 ($78 in 2005) in future income taxes. The Company will realize this benefit in future years through a reduction in current income taxes as and when the losses are utilized. These tax losses are subject to examination by various tax authorities and could be reduced as a result of the adjustments to tax returns. Furthermore, legislative, business or other changes may limit the Company’s ability to utilize these losses.

The following are the future tax assets and liabilities in the consolidated balance sheets by source of temporary differences:

	2006		2005
	Assets	Liabilities	Assets	Liabilities
Investments	$61	$272	$198	$395
Actuarial liabilities	123	(7)	18	(14)
Deferred acquisition costs	325	–	301	9
Losses available for carry forward	216	(15)	177	(2)
Other	99	(24)	74	114
	824	226	768	502
Valuation allowance	(77)	–	(101)	–
Total	$747	$226	$667	$502

Future income taxes are the result of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these temporary differences and the recognized tax effects in the consolidated statements of operations are as follows:

	2006	2005	2004
Investments	$14	$(107)	$(193)
Actuarial liabilities	(101)	68	126
Deferred acquisition costs	(45)	2	97
Losses (incurred) utilized	(75)	10	220
Other	(128)	104	(18)
Future income tax expense (benefit)	$(335)	$77	$232

20. COMMITMENTS, GUARANTEES AND CONTINGENCIES

A) LEASE COMMITMENTS

The Company leases offices and certain equipment. These are operating leases with rents charged to operations in the year to which they relate. Total future rental payments for the remainder of these leases are as follows:

	2007	2008	2009	2010	2011	Thereafter
Future rental payments	$98	$70	$59	$50	$40	$141

B) CONTRACTUAL COMMITMENTS

In the normal course of business, various contractual commitments are outstanding, which are not reflected in the consolidated financial statements. As at December 31, 2006, there were outstanding contractual commitments as follows:

	Expires in	Expires in	Expires in
	30 days	31 to 365 days	2008 or later	Total
Contractual commitments	$161	$894	$311	$1,366

The majority of these commitments are to extend credit under commercial and residential mortgage loans and private placements.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

C) LETTERS OF CREDIT

The Company issues commercial letters of credit in the normal course of business. As at December 31, 2006, letters of credit in the amount of $1,122 are outstanding.

D) INDEMNITIES

In the normal course of its business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, trade-mark licensing agreements, underwriting and agency agreements, information technology agreements, distribution agreements, financing agreements and service agreements. These agreements may require the Company to compensate the counterparties for damages, losses, or costs incurred by the counterparties as a result of breaches in representation, changes in regulations (including tax matters) or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The Company has also agreed to indemnify its directors and certain of its officers and employees in accordance with the Company’s by-laws. These indemnification provisions will vary based upon the nature and terms of the agreements. In many cases, these indemnification provisions do not contain limits on the Company’s liability, and the occurrence of contingent events that will trigger payment under these indemnities is difficult to predict. As a result, the Company cannot estimate its potential liability under these indemnities. The Company believes that the likelihood of conditions arising that would trigger these indemnities is remote and, historically, the Company has not made any significant payment under such indemnification provisions.

In certain cases, the Company has recourse against third parties with respect to the aforesaid indemnities, and the Company also maintains insurance policies that may provide coverage against certain of these claims.

E) LEGAL AND REGULATORY PROCEEDINGS

As previously disclosed, Sun Life Financial Inc. and MFS have been named as defendants in multiple lawsuits in U.S. federal and state courts (commenced as class actions or individual actions, as ERISA actions, see below, or as derivative actions), relating to the matters that led to the settlements between MFS and U.S. regulators in 2004. The various lawsuits generally allege that some or all of the defendants (i) permitted or acquiesced in market timing and/or late trading in some of the MFS funds and, inadequately disclosed MFS’s internal policies concerning market timing and such matters, (ii) received excessive compensation as fiduciaries to the MFS funds, or (iii) permitted or acquiesced in the improper use of fund assets by MFS to support the distribution of MFS fund shares and inadequately disclosed MFS’s use of fund assets in this manner. The plaintiffs in the lawsuits relating to market timing and related matters generally seek injunctive relief including removal of the named Trustees, adviser and distributor, rescission of contracts and 12b-1 Plans, disgorgement of fees and profits, monetary damages, punitive damages, attorney’s fees and costs, and other equitable and declaratory relief. The plaintiffs in the lawsuits alleging improper brokerage allocation practices and excessive compensation generally seek compensatory damages, punitive damages, recovery of fees, rescission of contracts, an accounting, restitution, declaratory relief, equitable and/or injunctive relief and attorney’s fees and costs. The actions assert that some or all of the defendants violated U.S. federal securities laws, the Employee Retirement Income Security Act of 1974 (ERISA), as well as fiduciary duties and other violations of common law. MFS continues to defend these actions. While it is not possible to predict the resolution of these actions, Sun Life Financial Inc. believes, based on the information currently available to it, that the ultimate resolution of these actions will not have a material adverse effect, individually or in the aggregate, on its consolidated financial position or results of operations.

In addition, Sun Life Financial Inc. and its subsidiaries are engaged in other legal actions, which are not expected to have a material adverse effect, individually or in the aggregate, on the consolidated financial position or results of operations of Sun Life Financial Inc.

F) PROVISIONS IN THE UNITED KINGDOM

The Company’s United Kingdom operations continue to be subject to regulatory overview in the United Kingdom, including the handling of complaints about mortgage endowments. Endowment policies were sometimes sold to provide customers with a method of repaying mortgage debt at the end of a mortgage term. The Company has regularly engaged in discussions with U.K. regulators with respect to these policies, certain pension policies and other matters.

The Company has provisions for future costs and expenses relating to all reviews of past mortgage endowment and pension business sold in the United Kingdom, and these are components of both actuarial liabilities and other liabilities. At December 31, 2006, the combined provision was $39 ($73 in 2005).

82     Sun Life Financial Inc. | Annual Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21. PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

The following tables set forth the status of the defined benefit pension and other post-retirement benefit plans.

	Pension		Post-retirement
	2006	2005	2006	2005
Change in projected benefit obligation:
Projected benefit obligation, January 1	$2,490	$2,190	$338	$293
Service cost	56	56	9	7
Interest cost	124	123	17	17
Actuarial losses (gains)	(25)	341	(27)	39
Benefits paid	(100)	(87)	(9)	(12)
Curtailments, settlements and plan amendments	7	(34)	–	(4)
Effect of changes in currency exchange rates	91	(99)	–	(2)
Projected benefit obligation, December 31(1) (2)	$2,643	$2,490	$328	$338
Accumulated benefit obligation, December 31(3)	$2,387	$2,343

Change in plan assets:
Fair value of plan assets, January 1	$2,264	$2,177	$–	$–
Net actual return on plan assets	242	231	–	–
Employer contributions	17	35	11	12
Benefits paid	(100)	(87)	(11)	(12)
Effect of changes in currency exchange rates	79	(92)	–	–
Fair value of plan assets, December 31(1)	$2,502	$2,264	$–	$–

Net funded status, December 31	$(141)	$(226)	$(328)	$(338)
Unamortized net actuarial loss	474	601	49	80
Unamortized past service cost	14	8	(20)	(22)
Unamortized transition asset	(92)	(108)	(7)	(9)
Contributions (transfers), October 1 to December 31(1)	(1)	(1)	1	1
Accrued benefit asset (liability), December 31(1)	$254	$274	$(305)	$(288)

Balance sheet classification of accrued benefit asset (liability), December 31:
Other assets	$454	$456	$–	$–
Other liabilities	$200	$182	$305	$288

Pension plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	$1,539	$1,715
Plan assets	$1,264	$1,364

WEIGHTED AVERAGE ASSUMPTIONS:

	Pensions		Post-retirement
	To measure benefit	To measure the net	To measure benefit	To measure the net
	obligation as of the plans’	benefit costs or income	obligation as of the plans’	benefit costs or income
	measurement date(1)	for the period	measurement date(1)	for the period
Discount rate	5.2%	5.1%	5.1%	5.1%
Expected long-term rate of return on plan assets	7.5%	7.4%
Rate of compensation increase	3.7%	3.6%

(1)             The measurement date for most of the plans in the United States is September 30. For all other defined benefit plans, the measurement date is December 31. For plans with a September 30 measurement date, contributions from October 1 to December 31 are reflected in the balance sheet for the current year but excluded from the September 30 plan asset balance.

(2)             The date of the most recent actuarial valuation for funding purposes was January 1, 2006. The date of the next required actuarial valuation for funding purposes is January 1, 2007.

(3)             The accumulated benefit obligation is smaller than the projected benefit obligation since it does not recognize projected future compensation increases.

DISCOUNT RATE, RETURN ON PLAN ASSETS AND RATE OF COMPENSATION INCREASE:

The major economic assumptions which are used in determining the actuarial present value of the accrued benefit obligations vary by country. In determining the discount rate for the Canadian plans, a yield curve for long-term Corporate “AA” bonds is developed from the Government of Canada yield curve by adding an appropriate adjustment to reflect the risk characteristics of high-quality Corporate bonds. This curve is then used to calculate a level discount rate by reference to the spot yields on high-quality, non-callable, zero-coupon Corporate bonds with maturities that match the estimated benefit cash flows for the plan.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In determining the discount rate for the plans in the United States, a benchmark rate is used by referencing various published indexes such as the Merrill Lynch 10+ High Quality Index, 30-year Treasury Bonds, Moody's Aa, and Moody’s Baa. The discount rate assumption is selected after considering the projected cash flows paid from the Company’s U.S. benefit plans based on plan demographics, plan provisions, and the economic environment as of the measurement date.

The assumed rate of return on assets for pension cost purposes is the weighted average of expected long-term asset return assumptions by asset class and is selected from a range of possible future asset returns.

The rate of compensation increase is a long-term rate based on current expectations of future pay increases.

	Pension			Post-retirement(1)
	2006	2005	2004	2006	2005	2004
Components of defined benefit cost recognized:
Service cost, curtailments and settlements	$56	$56	$57	$9	$7	$7
Plan amendments	8	–	1	–	(4)	(17)
Interest cost	124	123	121	17	17	17
Actual return on plan assets	(242)	(231)	(201)	–	–	–
Actuarial losses (gains)	(25)	341	84	(27)	39	9
Benefit cost before adjustments to recognize the long-term nature of defined benefit plans	$(79)	$289	$62	$(1)	$59	$16

Adjustments to recognize the long-term nature of defined benefit plans:
Difference between expected and actual return on plan assets for year	$73	$71	$41	$–	$–	$–
Difference between actuarial losses (gains) recognized and actual actuarial losses (gains) on accrued benefit obligation for year	55	(342)	(74)	31	(37)	(7)
Difference between amortization of past service costs for year and actual plan amendments for year	(7)	1	1	(2)	2	16
Amortization of transition obligation (asset)	(17)	(19)	(20)	(2)	(2)	(2)
Total adjustments to defer costs to future periods	$104	$(289)	$(52)	$27	$(37)	$7
Total benefit cost recognized	$25	$–	$10	$26	$22	$23

(1)             The assumed medical cost trend rate used in measuring the accumulated post-retirement benefits obligation in Canada in 2006 was 10%, decreasing by 0.5% each year to an ultimate rate of 5.5% per year. In the United States in 2006, the assumed rate was 9%, decreasing evenly to 5% by 2011, and remaining at that level thereafter. The assumed dental cost trend rate is 4.5% in Canada and 5% in the United States.

Health care cost calculations are based on trend rate assumptions which may differ from actual results. Changes in trend rate assumptions by 1% in either direction will change the health care cost as follows:

	1%
	Increase	Decrease
Effect on post-retirement benefit obligations	$40	$(35)
Effect on aggregated service and interest costs	$4	$(3)

COMPOSITION OF FAIR VALUE OF PLAN ASSETS, DECEMBER 31:

	2006	2005
Equity investments	51%	50%
Fixed income investments	41%	43%
Real estate investments	3%	2%
Other	5%	5%
Total composition of fair value of plan assets	100%	100%

TARGET ALLOCATION OF PLAN ASSETS, DECEMBER 31:

	2006	2005
Equity investments	46%	46%
Fixed income investments	45%	45%
Real estate investments	5%	5%
Other	4%	4%
Total	100%	100%

84     Sun Life Financial Inc. | Annual Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The assets of the defined benefit pension plans are primarily held in trust for plan members, and are managed within the provisions of the plans’ investment policies and procedures. Diversification of the investments is used to minimize credit, market and foreign currency risks. Due to the long-term nature of the pension obligations and related cash flows, asset mix decisions are based on long-term market outlooks within the specified tolerance ranges. The long-term investment objectives of the defined benefit pension plans are to exceed the real rate of investment return assumed in the actuarial valuation of plan liabilities. Over shorter periods, the objective of the defined benefit pension plans is to exceed the average market returns of a well-diversified portfolio. Liquidity is managed with consideration to the cash flow requirements of the liabilities.

Permitted investments of the defined benefit pension plans include guaranteed funds, annuities, and pooled and non-pooled variable accumulation funds in addition to any other investment vehicle approved by the plan sponsors that are eligible under pension regulations. The policy statement for each fund or manager mandate either prohibits, or permits, within specified constraints, the use of derivative instruments such as options and futures. The use of derivative instruments is limited to unleveraged substitution and hedging strategies. The defined benefit pension plans may not invest in securities of a related party or lend to any related party unless such securities are publicly traded and selected by the manager, acting independently on behalf of all that manager’s discretionary accounts or pooled funds, which have mandates similar to that of the Company’s defined benefit pension plans.

The following tables set forth the expected contributions and expected future benefit payments of the defined benefit pension and other post-retirement benefit plans.

		Post-
	Pension	retirement	Total
Expected contributions for the next 12 months	$20	$13	$33

Expected future benefit payments

	2007	2008	2009	2010	2011	2012–2016
Pension	$85	$88	$93	$97	$100	$613
Post-retirement	12	13	13	14	14	73
Total	$97	$101	$106	$111	$114	$686

The total contribution made by the Company to defined contribution plans was $51 in 2006, $38 in 2005 and $35 in 2004.

22. FOREIGN EXCHANGE GAIN

The net foreign exchange gain for the dividends received from its self-sustaining foreign operations of $4, equivalent to the proportionate amount of the foreign exchange gain accumulated in the currency translation account, was recognized in net investment income for the year ended December 31, 2006 ($22 in 2005 and nil in 2004, respectively). The foreign exchange gain amount recognized in 2005 also includes an amount of $74 recognized as a result of the reduction of its net investment in its United Kingdom self-sustaining foreign operation of 450 U.K. Pounds and the foreign exchange loss from the disposal of Cuprum of $52 as described in Note 3.

23. VARIABLE INTEREST ENTITIES

The Company has a greater than 20% involvement in a number of variable interest entities (VIEs) where the Company does not have a controlling financial interest, including being a creditor in trusts, limited partnerships, limited liability companies and special purpose entities. These VIEs were used to finance commercial mortgages, franchise receivables, auto receivables, retail stores, equipment, and to make private debt and equity investments. The Company’s maximum exposure to loss related to all of these investments is $342, which is the carrying amount of these assets.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24. SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada (Cdn. GAAP). These accounting principles differ in certain respects from accounting principles generally accepted in the United States (U.S. GAAP). The differing basis of accounting changes the incidence of profit recognition over its lifetime. Regardless of the accounting basis chosen, the total profit of an insurance contract will not change. The financial statement impact and a description of the material differences follow.

A) RECONCILIATION OF SELECTED CDN. GAAP FINANCIAL STATEMENT INFORMATION TO U.S. GAAP
I) CONSOLIDATED STATEMENTS OF OPERATIONS:

	2006		2005		2004
	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP
Revenue
Premiums	$14,609	$7,791	$12,940	$7,135	$12,903	$6,883
Net investment income	6,664	6,022	6,079	6,030	5,924	5,693
Net realized gains		337		788		793
Fee income	3,014	3,077	2,899	2,965	2,903	3,098
	24,287	17,227	21,918	16,918	21,730	16,467
Policy benefits and expenses
Payments to policyholders, beneficiaries and depositors	13,730	8,860	13,506	8,920	13,114	9,218
Increase in actuarial liabilities	2,525	1,602	872	1,274	1,425	835
Acquisition expense amortization	105	772	138	439	179	473
Other expenses	5,367	4,166	4,972	3,979	5,028	3,838
	21,727	15,400	19,488	14,612	19,746	14,364
Income before income taxes and non-controlling interests	2,560	1,827	2,430	2,306	1,984	2,103
Income taxes expense	389	243	531	445	263	403
Non-controlling interests in net income of subsidiaries	27	27	23	23	28	35
Income before cumulative effect of accounting changes	2,144	1,557	1,876	1,838	1,693	1,665
Cumulative effect of accounting changes, net of taxes (Section D)		4		–		(179)
Total net income	2,144	1,561	1,876	1,838	1,693	1,486
Less participating policyholders’ net income	7	–	9	–	13	–
Shareholders’ net income	2,137	1,561	1,867	1,838	1,680	1,486
Less preferred shareholder dividends	48	48	24	24	–	–
Common shareholders’ net income	$2,089	$1,513	$1,843	$1,814	$1,680	$1,486

Earnings per share
Basic
Common shareholders’ net income excluding cumulative effect of accounting changes	$3.62	$2.61	$3.14	$3.09	$2.81	$2.78
Cumulative effect of accounting changes		0.01		–		(0.30)
Common shareholders’ net income	$3.62	$2.62	$3.14	$3.09	$2.81	$2.48
Diluted
Common shareholders’ net income excluding cumulative effect of accounting changes	$3.58	$2.58	$3.12	$3.07	$2.79	$2.77
Cumulative effect of accounting changes		0.01		–		(0.30)
Common shareholders’ net income	$3.58	$2.59	$3.12	$3.07	$2.79	$2.47

Weighted average shares outstanding in millions
Basic	577	577	587	587	599	599
Diluted	580	580	590	590	602	602

II) COMPREHENSIVE INCOME:

U.S. GAAP includes the concept of comprehensive income. Comprehensive income is a measure of changes in the equity of the Company during the year. It includes both net income and OCI. OCI includes the movement in the foreign currency translation account, unrealized gains and losses on available-for-sale securities as well as the income tax impact arising there from changes to deferred acquisition costs and other liabilities.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	2006	2005	2004
Total shareholders’ net income based on U.S. GAAP	$1,561	$1,838	$1,486
Other comprehensive income:
Change in unrealized foreign currency translation gains and losses*	176	(308)	(437)
Unrealized gains on available-for-sale securities	(76)	789	721
Reclassification adjustment for (gains) losses included in net income	(20)	(702)	(354)
Changes to deferred acquisition costs and other liabilities	328	19	(535)
Changes in gains on derivatives designated as cash flow hedges	4	12	4
Impact of adopting SFAS 158(1)
Changes in unamortized net actuarial loss	(352)	–	–
Changes in past service cost	10	–	–
Changes in transition asset	10	–	–
Additional minimum pension liability(2)	187	(90)	(30)
Other	(8)	(11)	–
Income taxes	140	(18)	4
Shareholders’ comprehensive income (loss)	$1,960	$1,529	$859

(1)    Refer to section 24 B and 24 D (iv) for more details.

(2)    The additional minimum pension liability for 2006 includes the impact of adopting SFAS 158.

*      Shown as part of consolidated statements of equity under Cdn. GAAP.

III) CONSOLIDATED BALANCE SHEETS:

	2006		2005
	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP
Assets
Bonds	$69,230		$66,154
Bonds – available-for-sale (amortized cost: 2006 – $57,825; 2005 – $57,870)		$60,872		$61,417
Bonds – held-for-trading		6,668		4,377
Mortgages and corporate loans	15,993	20,793	14,561	18,639
Stocks	4,899		3,856
Stocks – available-for-sale (amortized cost: 2006 – $3,025; 2005 – $2,209)		3,879		2,636
Stocks – held-for-trading		1,665		1,350
Real estate, net of accumulated depreciation (accumulated
depreciation: 2006 – $409; 2005 – $368)	3,825	2,611	3,241	2,187
Cash and cash equivalents	4,936	4,926	2,740	2,733
Short-term securities(1)	1,303	1,299	2,351	2,349
Policy loans	3,105	3,105	2,989	2,989
Other invested assets	2,908	5,688	2,700	4,732
Invested assets	106,199	111,506	98,592	103,409
Goodwill	5,981	4,664	5,963	4,645
Intangible assets	777	771	801	803
Deferred acquisition costs	185	6,495	271	6,223
Future income taxes(2)	747	240	667	153
Other assets	3,942	7,654	4,572	8,353
Total other assets	11,632	19,824	12,274	20,177
Segregated funds assets(3)		70,559		60,854
Total consolidated assets	$117,831	$201,889	$110,866	$184,440
Segregated funds net assets(3)	$70,789		$60,984

Liabilities and equity
Actuarial liabilities	$79,286	$50,906	$75,777	$48,597
Contract holder deposits		38,666		36,971
Other policy liabilities	1,750	3,289	1,712	3,278
Amounts on deposit	3,599	3,588	3,382	3,375
Deferred net realized gains	4,152		3,859
Senior debentures	3,491	3,491	2,492	2,492
Future income taxes(2)	226	598	502	1,131
Other liabilities	6,608	10,746	6,090	9,048
Total general fund liabilities	99,112	111,284	93,814	104,892
Subordinated debt	1,456	1,456	1,456	1,456
Non-controlling interests in subsidiaries	79	79	50	50
Segregated funds liabilities(3)		70,559		60,854
Equity	17,184	18,511	15,546	17,188
Total consolidated liabilities and equity	$117,831	$201,889	$110,866	$184,440
Segregated funds contract liabilities(3)	$70,789		$60,984

(1)       U.S. GAAP terminology is short-term investments.

(2)       U.S. GAAP terminology is deferred income tax.

(3)       U.S. GAAP terminology is separate accounts.

Sun Life Financial Inc. | sunlife.com     87

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

IV) CONSOLIDATED STATEMENTS OF EQUITY:

	2006		2005
	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP
Participating policyholders’ capital account:
Balance, January 1	$94	$	$85	$
Net income attributed to participating policyholders	7		9
Balance, December 31	101		94
Shareholders’ equity:
Preferred shares
Balance, January 1	712	712	–	–
Shares issued, net of issuance costs	538	538	712	712
Balance, December 31	1,250	1,250	712	712
Paid in capital
Balance, January 1	7,239	13,148	7,308	13,345
Stock options exercised(2)	61	61	78	78
Common shares purchased for cancellation(1)	(164)	(278)	(164)	(301)
Stock option compensation(3)	18	16	17	17
Subsidiary equity transaction		34		9
Balance, December 31	7,154	12,981	7,239	13,148
Retained earnings
Balance, January 1	9,001	3,897	8,119	2,907
Net income for the period attributed to shareholders	2,137	1,561	1,867	1,838
Dividends on common shares	(663)	(663)	(581)	(581)
Dividends on preferred shares	(48)	(48)	(24)	(24)
Common shares purchased for cancellation	(411)	(297)	(380)	(243)
Balance, December 31	10,016	4,450	9,001	3,897
Currency translation account
Balance, January 1	(1,500)	(1,578)	(1,097)	(1,270)
Net adjustment for foreign exchange gain	(4)		(22)	–
Changes for the period	167	176	(381)	(308)
Balance, December 31	(1,337)	(1,402)	(1,500)	(1,578)
Accumulated unrealized gains and losses
Unrealized gains on available-for-sale securities		2,744		2,696
Unamortized net actuarial loss		(240)		–
Unamortized past service cost		7		–
Unamortized transition asset		7		–
Gains on derivatives designated as cash flow hedges		3		6
Deferred acquisition costs and other liabilities		(1,289)		(1,557)
Additional minimum pension liability		–		(136)
Balance, December 31		1,232		1,009
Total equity	$17,184	$18,511	$15,546	$17,188

(1)       Shown as share capital under Cdn. GAAP.

(2)       Shown as share capital and contributed surplus under Cdn. GAAP.

(3)       Shown as contributed surplus under Cdn. GAAP.

88     Sun Life Financial Inc. | Annual Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

V) EFFECT OF DIFFERENCES BETWEEN CDN. GAAP AND U.S. GAAP NET INCOME:

For the differences between Cdn. GAAP and U.S. GAAP net income listed below, please refer to the following section for a description of the differences in accounting policies.

	2006	2005	2004
Total net income in accordance with Cdn. GAAP	$2,144	$1,876	$1,693
Adjustments related to:
Investments
Bonds	(217)	208	266
Stocks and segregated fund units	75	265	229
Derivative instruments	(65)	493	117
Real estate	(95)	(54)	5
Total investments	(302)	912	617

Deferred acquisition costs
Deferred acquisition costs – Deferred	897	720	909
Deferred acquisition costs – Amortization and interest	(665)	(301)	(290)
Total deferred acquisition costs	232	419	619

Actuarial liabilities and other policyholder revenues and expenses
Premium and fees revenue	(6,466)	(5,448)	(5,528)
Payments to policyholders, beneficiaries and depositors	4,870	4,586	3,896
Actuarial liabilities	923	(402)	590
Total actuarial liabilities and other policyholder revenues and expenses	(673)	(1,264)	(1,042)

Other	10	(191)	(82)
Income tax effect of above adjustments	146	86	(140)
Change in accounting policy	4	–	(179)
Total net income in accordance with U.S. GAAP	$1,561	$1,838	$1,486

B) SIGNIFICANT ACCOUNTING POLICY DIFFERENCES BETWEEN CDN. GAAP AND U.S. GAAP APPLICABLE TO THE COMPANY

The Cdn. GAAP accounting and actuarial policies are discussed in Notes 1 and 10, respectively.

	Cdn. GAAP	U.S. GAAP

Bonds	Bonds are carried at amortized cost. Realized gains and losses are deferred and amortized to income using the constant yield method over the remaining period to maturity.

Bonds are carried at market value. The bonds are classified as available-for-sale or trading. Unrealized gains and losses are included in other comprehensive income if classified as available-for-sale, and included in net income if classified as trading. Realized gains and losses are included in net income immediately. Certain instruments, included with bonds under Cdn. GAAP, are reclassified to mortgages and corporate loans under U.S. GAAP, as they do not meet the definition of a security.

Stocks

Stocks are originally recorded at cost. The carrying value is adjusted towards the fair value at 5% of the difference between fair value and carrying value per quarter. Realized gains and losses are deferred and amortized into net investment income at the rate of 5% of the unamortized balance each quarter. The Company records a write-down for any other than temporary decline in the value of the entire stock portfolio.

Stocks are carried at market value. The stocks are classified as available-for-sale or trading. Unrealized gains and losses are included in other comprehensive income if classified as available-for-sale, and included in net income if classified as trading. Other than temporary declines in the value of stock result in a write-down charged to income.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Cdn. GAAP	U.S. GAAP

Real estate

Real estate held for investment is originally recorded at cost. The carrying value is adjusted towards the fair value at 3% of the difference between fair value and carrying value per quarter. Realized gains and losses on sales are deferred and amortized into net investment income at the rate of 3% of the unamortized balance each quarter. The Company records a write-down for any other than temporary decline in the value of the entire real estate portfolio.

Real estate held for investment is carried at depreciated cost. Realized gains and losses on sales are reflected in income immediately. Other than temporary declines in value of specific properties result in a write-down charged to income.

Derivatives

Most of the Company’s derivatives are accounted for as either fixed term portfolio investments or equity portfolio investments. Fixed term portfolio investment accounting reports investments at amortized cost. Equity portfolio investments are carried at a value calculated using a moving average market method. Realized gains and losses on the derivatives are deferred and amortized into net investment income.

Derivative instruments are carried at their fair values. Changes in fair values of derivatives that are not hedges are recorded in income as they arise. For fair value hedges, the gain or loss on the derivative as well as the adjustment to the carrying value of the hedged item are recognized in income. For cash flow hedges, the effective portion of the changes in the fair value of the derivatives is recorded in OCI and the ineffective portion is recognized in income.

Certain derivative instruments are used for risk management purposes and either accounted for using hedge accounting or fair value accounting. Under hedge accounting, the accounting for the derivative follows the underlying asset or liability that is being hedged. Under fair value accounting, the derivative instrument is recorded at fair value on the balance sheet with increases or decreases recorded to net investment income. Foreign exchange exposure of an anticipated purchase transaction may qualify for hedge accounting.

Embedded derivatives are separately accounted for as stand-alone derivatives and carried at fair values with the changes in fair value recorded in income when they are not clearly and closely related to their host instruments. Foreign exchange exposure of an anticipated purchase transaction would not qualify for hedge accounting.

Deferred acquisition costs

Costs of acquiring new insurance and annuity business, primarily commissions; underwriting; issue expenses and agency expenses are implicitly recognized in actuarial liabilities for most of the policies.

Acquisition costs are deferred and recorded as an asset. Amortization of such costs is dependent on the product to which the costs relate. For participating life insurance contracts, except for participating policies in the United Kingdom, amortization is based on a constant percentage of gross margin. For universal life and investment-type contracts, amortization is based on a constant percentage of gross profit. For other non-participating products, including term, group and disability insurance, as well as participating policies in the United Kingdom, amortization is based on a constant percentage of premium. In cases where amortization is based on gross profit or margin, and available-for-sale bonds or stocks are used to support the underlying contract liability or actuarial reserve, a portion of the unrealized gains and losses balance is removed from equity and netted against the deferred acquisition cost balance.

Actuarial liabilities and contract holder deposits

Actuarial liabilities are calculated in accordance with Canadian generally accepted actuarial practice. This method uses best estimate assumptions for future experience factors adjusted to provide modest margins for adverse deviation in each experience factor.

The actuarial liabilities for participating life policies, except those in the United Kingdom, are computed using a net level premium reserve method with interest and mortality assumptions based primarily upon those assumptions used for establishing the cash surrender values in the contract. For universal life-type and investment contracts, contract holder deposits represent account balances and U.S. GAAP liabilities primarily equal account value balances. The account values represent an accumulation of gross deposits received plus credited interest less withdrawals, expenses and mortality charges. Other non- participating products include term, group and disability insurance. For these products, as well as participating contracts in the United Kingdom, a net level premium method is used with assumptions locked in at time of issue, unless the business is in a loss recognition position, in which case a best estimate gross premium valuation is used.

90	Sun Life Financial Inc. | Annual Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Cdn. GAAP	U.S. GAAP

Deferred net realized gains	Realized gains and losses on sales of invested assets are deferred and amortized.	Realized gains and losses are recognized in income immediately.

Premium revenue, fee income, maturities and surrenders, and interest on claims and deposits

Premiums for universal life and other investment-type contracts are recorded as revenue, and a liability for future policy benefits is established as a charge to income. Interest accrued on contracts is shown as an increase in actuarial liabilities. Payments to contract holders upon maturity are reflected as an expense with an offsetting reduction to the increase in actuarial liabilities.

Amounts received for universal life and investment-type contracts are not included in the income statement but are reported as deposits to contract holder account balances. Revenues from these contracts are limited to amounts assessed against policyholders’ account balances for mortality, policy administration and surrender charges, and are included in fee income when earned. Interest accrued on contracts is included in interest on claims and deposits. Payments upon maturity or surrender are reflected as reductions to the contract holder deposits on the balance sheet. Other payments in excess of the account value, such as death claims, are reflected as an expense.

Minimum pension liability	There is no requirement to record the additional minimum pension liability.

For a defined benefit pension plan, an additional minimum pension liability is required to be recognized if an unfunded Accumulated Benefit Obligation (ABO) exists and (i) an accrued benefit asset is recorded, or (ii) an accrued benefit liability is recorded for an amount less than the unfunded ABO. The additional minimum liability is calculated by reference to the excess of the ABO, which is smaller than the Projected Benefit Obligation (PBO) since it does not recognize projected future compensation increases, over the fair value of plan assets. If an additional minimum liability is required to be recognized for a defined benefit pension plan, an intangible asset is recorded up to the amount of any unamortized past service cost, and/or unamortized transitional obligation with any remaining excess recorded as part of other comprehensive income. The additional minimum liability is recorded as an accrued benefit liability.

In 2006, the Financial Accounting Standards Board (FASB) issued FASB statement No.158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans. This new standard eliminates the requirement to record the additional minimum liability effective for the 2006 consolidated financial statements. More details on the implications of adopting this new standard are provided in Note 24 D (iv).

Cumulative translation adjustment

A proportionate amount of the exchange gain or loss accumulated in the separate component of shareholders’ equity is reflected in net income when there is a reduction in the Company’s net investment in a foreign operation resulting from a capital transaction, dilution, or sale of all or part of the foreign operation.

A proportionate amount of exchange gains or losses accumulated in the separate component of shareholders’ equity is reflected in net income only when there is a reduction in the Company’s net investment in the foreign operation resulting from the sale of all or part of the foreign operation.

Guarantees	Disclosure is required for all significant guarantees provided by the Company.	In addition to the disclosure requirements, for all guarantees issued or modified after December 31, 2002, recognition of a liability is required at the fair value of the obligation assumed.

Future income tax asset and liability(1)

Future income tax liabilities and assets are recognized based on the differences between the accounting values of assets and liabilities and their related tax bases using income tax rates of enacted or substantially enacted tax law.

Future income tax liabilities and assets are recorded based on income tax rates of currently enacted tax law. Differences in the provisions for income taxes arise from differing accounting policies for assets and liabilities, and differences in the recognition of tax rate changes are disclosed in part C (vii) of this note.

Segregated funds(2)	Assets and liabilities of segregated funds are shown separately from general assets and liabilities of the Company. The Company’s investment in segregated funds is included in other invested assets.

Assets and liabilities are called separate accounts and are required to be included within the financial statements of the Company. Any excess of the separate account assets over separate account liabilities primarily represents the Company’s investment in segregated funds.

The Company’s investment in separate accounts is included in other invested assets, consistent with Cdn. GAAP.

(1) U.S. GAAP terminology is deferred income tax.

(2) U.S. GAAP terminology is separate accounts.

Sun Life Financial Inc. | sunlife.com	91

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

C) ADDITIONAL INFORMATION REQUIRED TO BE REPORTED UNDER U.S. GAAP

i) Realized gains (losses) from sales and redemptions of available-for-sale securities included in net realized gains:

	2006	2005	2004
Bonds:
Gross realized gains	$383	$618	$698
Gross realized losses	$(256)	$(122)	$(216)

Stocks:
Gross realized gains	$193	$217	$233
Gross realized losses	$(78)	$(65)	$(51)

ii) Change in net unrealized gains (losses) included in net investment income for securities classified as trading:

	2006	2005	2004
Bonds	$(80)	$12	$41
Stocks	$301	$348	$201

iii) Real estate: The depreciation expense included in the U.S. GAAP other expenses is as follows:

	2006	2005	2004
Depreciation expense	$56	$56	$59

iv) Derivatives: When the Company enters into a derivative contract, management decides if the derivative should be designated as a hedge of an identified risk exposure and documented in order to obtain hedge accounting following the requirements of Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities. With the exceptions noted below, hedge accounting is not pursued under SFAS 133 for most derivative instruments, and the derivatives are recorded on the balance sheet at their fair values with changes in their fair values reported in net investment income. As at December 31, 2005, the Company had equity forwards designated as cash flow hedges of the anticipated payments of awards under certain stock-based compensation plans expected to occur in 2007, 2008 and 2009. The difference between the forward price and the spot price of these forwards is excluded from the assessment of hedge effectiveness and was recorded in net investment income in 2004, 2005 and 2006. A portion of the amount included in OCI, related to these forwards, is reclassified to income as the liability is accrued for the stock-based compensation awards over the three-year vesting period. In 2004, the Company had designated certain interest rate swaps as cash flow hedges of the interest rate risk relating to a floating rate loan. These swaps expired in 2005.

Additional information pertaining to these cash flow hedges is as follows:

	2006	2005	2004
Change in fair value	$1	$8	$3
Amount reclassified from OCI to income during the reporting period	$4	$4	$1
Amount expected to be reclassified to income during the next 12 months	$6	$3	$1
Component of loss excluded from hedge effectiveness assessment	$1	$2	$2

The above numbers are all net of income taxes. There was no ineffectiveness from these hedges reported to net income in 2004, 2005 and 2006.

In 2004, 2005 and 2006, the Company designated certain cross currency interest rate swaps and forwards as hedges of the currency exposure of net investments in foreign operations. The gain (loss) on these derivatives of $60 is included in the foreign currency translation account movement for 2006 ($46 in 2005 and $85 in 2004) in the statements of comprehensive income. In 2005 and 2006, the Company designated certain cross currency interest rate swaps as fair value hedges of the foreign currency exposure on foreign currency bonds. There was no ineffectiveness recorded to net income for any of these hedges.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

v) Unrealized loss positions for which an other than temporary impairment has not been recognized

The following table shows the Company’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual available-for-sale securities have been in a continuous unrealized loss position, as at December 31, 2006.

	Less than 12 months		12 months or more		Total
		Unrealized		Unrealized		Unrealized
Description of securities	Fair value	losses	Fair value	losses	Fair value	losses
Debt securities	$9,576	$(122)	$11,517	$(398)	$21,093	$(520)
Common stock	41	(1)	12	(2)	53	(3)
Total temporarily impaired securities	$9,617	$(123)	$11,529	$(400)	$21,146	$(523)

Available-for-sale debt securities have generally been identified as temporarily impaired if their amortized cost as at December 31, 2006, was greater than their fair value, resulting in an unrealized loss. Unrealized gains and losses in respect of investments designated as trading have been included in net income and have been excluded from the above table.

Unrealized losses are largely due to interest rate fluctuations and/or depressed fair values in sectors which have experienced unusually strong negative market reactions. In connection with the Company’s asset/liability management practices, and based on a review of these investment holdings, it is believed that the contractual terms of these debt securities will be met and/or the Company can hold these investments until recovery in value.

A total of 3,280 debt securities were in an unrealized loss position as at December 31, 2006, of which 1,293 were in a continuous loss position for less than 12 months and 1,987 positions for 12 months or more. Of the 1,293 debt securities, unrealized losses less than 12 months included 985 positions with an aggregate fair value of $3,920 (1,212 positions with an aggregate fair value of $2,688 for 12 months or more) having unrealized losses of less than one hundred thousand dollars per individual holding. A total of 22 common stock positions were in a loss position as at December 31, 2006 of which 18 were in a continuous loss position for less than 12 months and 4 positions for 12 months or more. Of the 18 common stock positions, unrealized losses less than 12 months included 14 positions with an aggregate fair value of $28 (3 positions with an aggregate fair value of nil for 12 months or more) having unrealized losses of less than one hundred thousand dollars per individual holding.

vi) Stock-based compensation: The intrinsic value method of accounting was used to account for stock options that were granted in 2001 under Cdn. GAAP and U.S. GAAP. In 2002, the Company changed its accounting policy for stock options granted to employees from the intrinsic value method to the fair value method effective January 1, 2002, on a prospective basis. If the fair value method had been used for options granted prior to 2002, net income for 2004 would have been reduced by $2 with no impact on basic or diluted earnings per share. Income for 2005 and 2006 would not have been impacted.

vii) Future income tax asset and liability(1): Differences between Cdn. GAAP and U.S. GAAP that arise from differing accounting policies for assets and liabilities and differences in the recognition of tax rate changes are as follows:

	2006
	Future income tax asset(1)		Future income tax liability(1)
	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP
Investments	$61	$(52)	$272	$1,550
Actuarial liabilities	123	1,343)	(7)	(1,639)
Deferred acquisition costs	325	(933)	–	635
Losses available for carry forward	216	16	(15)	(215)
Other	99	(130)	(24)	202
Future tax asset/liability before valuation allowance	824	244	226	533
Valuation allowance	(77)	(4)	–	65
Total	$747	$240	$226	$598

	2005
	Future income tax asset(1)		Future income tax liability(1)
	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP
Investments	$198	$(208)	$395	$1,852
Actuarial liabilities	18	978	(14)	(2,159)
Deferred acquisition costs	301	(506)	9	1,081
Losses available for carry forward	177	14	(2)	(166)
Other	74	(119)	114	478
Future tax asset/liability before valuation allowance	768	159	502	1,086
Valuation allowance	(101)	(6)	–	45
Total	$667	$153	$502	$1,131

(1) U.S. GAAP terminology is deferred income tax.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

viii) Acquisition: The Company acquired all of the outstanding common shares of CMG Asia effective October 18, 2005, as described in Note 3. The following amounts of the assets, liabilities and goodwill at the dates of acquisition under Cdn. and U.S. GAAP are different due to the different accounting policies used for the two standards.

	CMG Asia
	Cdn. GAAP		U.S. GAAP
Invested assets acquired	$1,548		$1,548
Other assets acquired(1)	122		422
Segregated funds assets acquired	–		532
	1,670		2,502

Actuarial liabilities and other policy liabilities acquired	1,453		1,344
Amounts on deposit acquired	159		159
Other liabilities acquired	40		38
Segregated funds liabilities acquired	–		532
	1,652		2,073
Net balance sheet assets acquired	$18		$429

Considerations given:
Cash cost of acquisition	$554	(2)(3)	$532	(3)
Transaction and other related costs	9		9
	$563		$541

Goodwill on acquisition	$545	(3)	$112	(3)

(1) Other assets acquired included value of business acquired of $287 under U.S. GAAP.

(2) Includes the cost to hedge the foreign exchange exposure of the purchase price.

(3) Includes $19 for the impact of change in value of the receivable from CBA.

The following supplemental unaudited pro forma information has been prepared to give effect to the acquisition of CMG Asia, as if the transaction had been completed at the beginning of 2003. This information is calculated by combining the results of operations of the Company for 2005 and 2004 with that of CMG Asia prior to the acquisition date. The pro forma information is not intended to reflect what would have actually resulted had the transaction been completed at the beginning of 2004 or what may be obtained in the future. Where applicable the impact of synergy savings and integration costs arising from the acquisition have been reflected.

Supplemental unaudited pro forma condensed information:

	2005	2004
Revenue	$17,136	$16,809

Total common shareholders’ net income before realized gains	$1,034	$709
Net realized gains	791	810
Common shareholders’ net income	$1,825	$1,519

Weighted average number of shares outstanding (in millions)	587	599
Basic earnings per share	$3.11	$2.54

Shareholders’ net income on a diluted basis	$1,820	$1,517
Weighted average number of shares outstanding on a diluted basis (in millions)	590	602
Diluted earnings per share	$3.08	$2.52

94	Sun Life Financial Inc. | Annual Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ix) Earnings per share:

Details of the calculation of the net income and the weighted average number of shares used in the earnings per share computations are as follows:

	2006		2005		2004
	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP
Common shareholders’ net income before cumulative effect of accounting changes	$2,089	$1,509	$1,843	$1,814	$1,680	$1,665
Cumulative effect of accounting changes, net of income taxes		4		–		(179)
Common shareholders’ net income	$2,089	$1,513	$1,843	$1,814	$1,680	$1,486
Less: Effect of stock options of subsidiaries	11	11	5	5	2	2
Common shareholders’ net income on a diluted basis	$2,078	$1,502	$1,838	$1,809	$1,678	$1,484
Weighted average number of shares outstanding (in millions)	577	577	587	587	599	599
Add: Adjustments relating to the dilutive impact of stock options	3	3	3	3	3	3
Weighted average number of shares outstanding on a diluted basis (in millions)	580	580	590	590	602	602

x) Statements of cash flows: Under Cdn. GAAP, deposits, maturities and withdrawals related to investment-type contracts and universal life contracts are included in operating activities. Under U.S. GAAP, deposits, maturities and withdrawals are reflected as financing activities; these cash flow items are as follows:

	2006	2005	2004
Deposits and withdrawals reclassified to financing activities:
Deposits to policyholders’ accounts	$6,417	$6,401	$5,656
Withdrawals from policyholders’ accounts	$6,510	$6,021	$5,986

xi) Guarantees: No material guarantees were identified that required recognition in these consolidated financial statements.

xii) Liabilities for contract guarantees: The Company offers various guarantees to certain policyholders including a return of no less than (a) total deposits made on the contract less any customer withdrawals, (b) total deposits made on the contract less any customer withdrawals plus a minimum return, or (c) the highest contract value on a specified anniversary date minus any customer withdrawals following the contract anniversary. These guarantees include benefits that are payable in the event of death, upon annuitization, or at specified dates during the accumulation period of an annuity.

For policies with a guaranteed minimum death benefit, the net amount at risk represents the excess of the value of the guaranteed minimum death benefit over the account value. This is a hypothetical amount that would only have been payable on December 31, 2006, had all of the policyholders died on that date. For policies with a guaranteed minimum income benefit, the net amount at risk represents the excess of the cost of an annuity to meet the minimum income guarantee over the account value. For the most part, these guarantees may not yet be exercised and there are limitations on when these guarantees may be exercised.

The table below represents information regarding the Company’s variable annuity and unit-linked pension contracts with guarantees as at December 31, 2006:

			Weighted average
		Net amount	attained age
Benefit type	Account balance	at risk	of contract holders
Minimum death	$36,371	$2,667	61
Minimum income	$3,001	$933	51
Minimum accumulation or withdrawal	$4,257	$–	58

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following summarizes the additional reserve for the minimum guaranteed death benefit and income benefit as at December 31, 2006:

	Minimum	Guaranteed
	guaranteed	minimum
	death benefit	income benefit	Total
Balance at January 1, 2005	$37	$193	$230
Benefit ratio and assumption changes	19	–	19
Incurred guaranteed benefits	43	1	44
Paid guaranteed benefits	(43)	(22)	(65)
Interest	2	51	53
Effect of changes in currency exchange rates	10	(29)	(19)
Balance at December 31, 2005	68	194	262
Benefit ratio and assumption changes	(7)	1	(6)
Incurred guaranteed benefits	69	1	70
Paid guaranteed benefits	(69)	(33)	(102)
Interest	4	(26)	(22)
Effect of changes in currency exchange rates	–	20	20
Balance at December 31, 2006	$65	$157	$222

The liability for death and income benefit guarantees is established equal to a benefit ratio multiplied by the cumulative contract charges earned, plus accrued interest less contract benefit payments. The benefit ratio is calculated as the estimated present value of all expected contract benefits divided by the present value of all expected contract charges. The benefit ratio may be in excess of 100%. For guarantees in the event of death, benefits represent the current guaranteed minimum death payments in excess of the current account balance. For guarantees at annuitization, benefits represent the present value of the minimum guaranteed annuity benefits in excess of the current account balance.

Projected benefits and assessments used in determining the liability for guarantees are developed using models and stochastic scenarios that are also used in the development of estimated expected future gross profits. Underlying assumptions for the liability related to income benefits include assumed future annuitization elections based upon factors such as eligibility conditions and the annuitant’s attained age. The liability for guarantees will be re-evaluated periodically, and adjustments will be made to the liability balance through a charge or credit to policy owner benefits.

Guaranteed minimum accumulation benefits and withdrawal benefits are considered to be derivatives under SFAS 133, and are recognized at fair value through earnings. The guaranteed minimum accumulation and withdrawal benefits were liabilities of $190 and $165 as at January 1, 2006 and December 31, 2006, respectively.

D) U.S. GENERALLY ACCEPTED ACCOUNTING STANDARDS ADOPTED BY THE COMPANY IN 2006

i) FASB Statement No. 123R – Share-Based Payment (SFAS 123R): On December 16, 2004, the FASB issued SFAS 123R which replaces FASB Statement No.123 (SFAS 123), Accounting for Stock-Based Compensation, and eliminates the ability to account for share-based payment transactions using APB Opinion No. 25, Accounting for Stock Issued to Employees. The Company adopted SFAS 123R effective January 1, 2006. SFAS 123R covers the accounting requirements for a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. SFAS 123R requires that compensation cost for employee stock-based compensation be measured based on the grant-date fair value and recognized in the financial statements over the vesting period (fair value method). Costs related to liability instruments are to be based on its current fair value and remeasured at each reporting date.

The Company had adopted the fair value method of SFAS 123 for stock-based payments in 2002. The fair value method under SFAS 123R is different from the fair value method in SFAS 123. Under SFAS 123, the Company had been accounting for compensation costs assuming all outstanding awards would vest, and recorded a reduction in compensation costs when awards were forfeited. SFAS 123R requires that entities estimate forfeitures in determining the compensation cost to record over the vesting period. SFAS 123 required that awards classified as liabilities be measured at their intrinsic value, while SFAS 123R requires that liability instruments be measured at their fair value.

The Company recorded an increase in income as a cumulative change in accounting principle as at January 1, 2006, of $4 (net of taxes of $2) as a result of the adoption of SFAS 123R. Basic and diluted earnings per share were both increased by $0.01 as a result of this change in accounting policy. Income was further increased by an immaterial amount in 2006 as a result of applying the changes to the fair value method required in SFAS 123R.

ii) FASB Statement No. 153 – Exchanges of Non-monetary Assets (SFAS 153): In December 2004, the FASB issued SFAS No. 153, an amendment of APB No. 29. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement was effective for the Company for non-monetary asset exchanges occurring in 2006 and did not have a material impact on the consolidated financial statements.

96	Sun Life Financial Inc. | Annual Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

iii) FASB Statement No. 154 – Accounting Changes and Error Corrections (SFAS 154): The FASB issued SFAS 154, which applies to all voluntary accounting principle changes as well as the accounting for and reporting of such changes. SFAS 154 was effective for accounting changes and corrections of errors made in 2006. SFAS 154 requires that voluntary changes in accounting principles be retrospectively applied to financial statements from previous periods unless such application is impracticable, or if the accounting pronouncement to be adopted has specific transitional requirements different than those of SFAS 154.

iv) FASB Statement No. 158 – Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158): In September 2006, the FASB issued SFAS 158. This statement amends SFAS 87, Employers’ Accounting for Pensions, and SFAS 106, Employers’ Accounting for Post-Retirement Benefits Other than Pensions, to require recognition of the over funded or under funded status of pension and other post-retirement benefit plans on the balance sheet. Under SFAS 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS 87 and SFAS 106 that have not yet been recognized through net periodic benefit cost will be recognized in OCI, net of tax effects, until they are amortized as a component of net periodic cost. The requirement date, the date at which the benefit obligation and plan assets are measured is required to be the Company’s fiscal year end. SFAS 158 is effective for the fiscal year ending after December 15, 2006, except for the measurement date provisions, which are effective for fiscal years ending after December 15, 2008. The Company adopted the balance sheet recognition provisions of SFAS 158 as at December 31, 2006, and will adopt the requirements for the year-end measurement date in 2008. The adoption of SFAS 158 does not permit retroactive application. The adoption of SFAS 158 reduced the Company’s 2006 total equity by $112 and the net periodic benefit cost to be recognized in 2007 will be $7. Since the measurement date change will be adopted in 2008 by the Company, the impact on its consolidated financial statements is not yet determinable.

The table below reflects the incremental effect of applying SFAS 158 on individual line items in the consolidated balance sheets as at December 31, 2006.

			After
	Before application		application
	of SFAS 158	Adjustment	of SFAS 158
Intangible assets	$785	$(14)	$771
Other assets	$7,871	$(217)	$7,654
Other liabilities	$10,811	$(65)	$10,746
Future income tax asset (liability)	$(412)	$54	$(358)
Equity	$18,623	$(112)	$18,511

v) Securities Exchange Commission (SEC) Staff Accounting Bulletin No. 107 (SAB 107): The SAB is consistent with and does not alter any of the conclusions or requirements of SFAS 123R. SAB 107 provides practical guidance regarding certain matters important to selecting and applying models for determining fair value of awards under SFAS 123R. This SAB did not have a material impact on the consolidated financial statements in 2006.

vi) SEC Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements (SAB 108): In September 2006, the SEC issued SAB 108, which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material and therefore must be quantified. SAB 108 was effective for the Company in 2006 and did not have any impact on the consolidated financial statements.

E) U.S. GENERALLY ACCEPTED ACCOUNTING STANDARDS NOT YET ADOPTED BY THE COMPANY

i) FASB Statement No. 155, Accounting for Certain Hybrid Financial Instruments (SFAS 155): In February 2006, the FASB issued SFAS 155, an amendment of SFAS 133, and FASB 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SFAS 140). SFAS 155 provides the framework for fair value remeasurement of any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, and establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives. SFAS 155 further amends SFAS 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The guidance of SFAS 155 also clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133 and that concentrations of credit risk in the form of subordination are not embedded derivatives. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company will apply the requirements of this standard in 2007 but does not expect this statement to have a material impact on its consolidated financial statements.

ii) FASB Statement No. 156, Accounting for Servicing of Financial Assets (SFAS 156): In March 2006, the FASB issued SFAS 156, an amendment of SFAS 140. SFAS 156 permits, but does not require, an entity to choose either the amortization method or the fair value measurement method for measuring each class of separately recognized servicing assets and servicing liabilities. SFAS 156 is effective for fiscal years beginning after September 15, 2006. The Company will apply the requirements of this standard in 2007 but does not expect this statement to have a material impact on its consolidated financial statements.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

iii) FASB Statement No. 157, Fair Value Measurements (SFAS 157): In September 2006, the FASB issued SFAS 157. SFAS 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted. The Company has not yet determined the impact, if any; the implementation of SFAS 157 may have on its consolidated financial statements.

iv) FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109 (FIN 48): In July 2006, the FASB issued FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The FASB standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, with earlier adoption permitted. The Company is currently assessing the impact of adopting this FIN on its consolidated financial statements.

v) American Institute of Certified Public Accountants’ (AICPA) Statement of Position 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts (SOP 05-1): In September 2005, the AICPA issued SOP 05-1. SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in FAS 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006, with earlier adoption encouraged. The Company does not expect the adoption of this new SOP to have a material impact on its consolidated financial statements.

25. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the presentation adopted in 2006.

98	Sun Life Financial Inc. | Annual Report 2006

APPOINTED ACTUARY’S REPORT/REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

APPOINTED ACTUARY’S REPORT

THE SHAREHOLDERS AND DIRECTORS OF SUN LIFE FINANCIAL INC.

I have valued the policy liabilities of Sun Life Financial Inc. and its subsidiaries for its consolidated balance sheets at December 31, 2006 and 2005 and their change in the consolidated statements of operations for the years then ended in accordance with accepted actuarial practice, including selection of appropriate assumptions and methods.

In my opinion, the amount of policy liabilities makes appropriate provision for all policyholder obligations and the consolidated financial statements fairly present the results of the valuation.

Robert W. Wilson

Fellow, Canadian Institute of Actuaries

Toronto, Canada

February 8, 2007

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF SUN LIFE FINANCIAL INC.

We have audited the accompanying consolidated balance sheets of Sun Life Financial Inc. and subsidiaries (the “Company”) and the separate consolidated statements of segregated funds net assets as of December 31, 2006 and 2005, and the related consolidated statements of operations, equity, cash flows and changes in segregated funds net assets for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the financial statements for the year ended December 31, 2006, we conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). With respect to the financial statements for the years ended December 31, 2005 and 2004, we conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sun Life Financial Inc. and subsidiaries and their segregated funds as of December 31, 2006 and 2005, and the results of their operations, their cash flows and the changes in their segregated funds net assets for each of the three years in the period ended December 31, 2006 in conformity with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 8, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Deloitte & Touche LLP

Independent Registered Chartered Accountants

Toronto, Canada

February 8, 2007

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REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF SUN LIFE FINANCIAL INC.

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Sun Life Financial Inc. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing, and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Company and our report dated February 8, 2007 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Independent Registered Chartered Accountants

Toronto, Canada

February 8, 2007

100	Sun Life Financial Inc. | Annual Report 2006

SOURCES OF EARNINGS

The following is provided in accordance with the OSFI guideline requiring Sources of Earnings (SOE) disclosure. SOE is not a Canadian generally accepted accounting principles (GAAP) measure. There is no standard SOE methodology. The calculation of SOE is dependent on, and sensitive to, the methodology, estimates and assumptions used.

SOE identifies various sources of Canadian GAAP net income. It provides an analysis of the difference between actual net income and expected net income based on assumptions made at the beginning of the reporting period. The terminology used in the discussion of SOE is described below:

EXPECTED PROFIT ON IN-FORCE BUSINESS

The portion of the consolidated pre-tax net income on business in-force at the start of the reporting period that was expected to be realized based on the achievement of the best-estimate assumptions made at the beginning of the reporting period. Expected profit for asset management companies is set equal to their pre-tax net income.

IMPACT OF NEW BUSINESS

The point-of-sale impact on pre-tax net income of writing new business during the reporting period. Issuing new business may produce a loss at the point of sale, primarily because valuation assumptions are conservative relative to pricing assumptions and actual acquisition expenses may exceed those assumed in pricing. New business losses are often produced by sales of individual life insurance, where valuation margins and acquisition expenses are relatively high.

EXPERIENCE GAINS AND LOSSES

Pre-tax gains and losses that are due to differences between the actual experience during the reporting period and the best-estimate assumptions at the start of the reporting period.

MANAGEMENT ACTIONS AND CHANGES IN ASSUMPTIONS

Impact on pre-tax net income resulting from changes in actuarial methods and assumptions or other management actions.

EARNINGS ON SURPLUS

Pre-tax net investment income earned on the Company’s surplus assets less pre-tax debt service costs.

ANALYSIS OF RESULTS

For the year ended December 31, 2006, the pre-tax expected profit on in-force business of $1,824 million was $284 million higher than the 2005 level. Expected profit for the Company would have been $71 million greater in 2006, if Canadian dollar exchange rates had not changed. The increase in expected profit reflected broadly based business growth across the Company.

The new business issued in 2006 led to pre-tax income losses of $313 million compared to $160 million a year ago. Approximately 40% of the increase in new business loss was due to a reporting change for U.S. distribution company results. Much of the remaining increase in new business loss was due to sales of U.S. individual life insurance products.

The 2006 and 2005 pre-tax experience gains were primarily attributable to strong investment performance in SLF Canada and favourable market experience in SLF U.S. and Corporate. SLF Canada also benefited from favourable mortality and morbidity experience in 2005.

For the year 2006, SLF Canada had favourable interest rate methodology changes and favourable credit and expense assumption changes of $121 million, $63 million and $49 million, respectively. In SLF Asia there were favourable assumption changes of $37 million resulting from interest rate risk reduction. These assumption gains were partially offset by unfavourable annuitant mortality assumption changes of $81 million in SLF U.K.

For the year 2005, there were favourable expense assumption changes of $126 million in SLF Canada, partially offset by unfavourable expense assumption changes of $104 million in Corporate. There were favourable credit and mortality assumption changes in SLF Canada of $31 million and $35 million, respectively, and favourable model corrections of $49 million in SLF U.S. Corporate had a write-down of $43 million on the sale of Cuprum.

The ($58) million in “Other” was related to the impact on Par pre-tax income of the Canadian federal tax rate change in 2006.

Pre-tax earnings on surplus increased by $55 million to $607 million relative to the 2005 level, primarily due to increases in surplus invested assets.

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SOURCES OF EARNINGS

SOURCES OF EARNINGS

For the year ended December 31, 2006

(in millions of Canadian dollars)	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Total
Expected profit on in-force business	804	485	391	71	73	1,824
Impact of new business	(38)	(206)	–	(59)	(10)	(313)
Experience gains and losses	81	73	–	12	145	311
Management actions and changes in assumptions	304	(36)	–	57	(136)	189
Other	(58)	–	–	–	–	(58)
Earnings on operations (pre-tax)	1,093	316	391	81	72	1,953
Earnings on surplus	189	154	–	37	227	607
Earnings before income taxes	1,282	470	391	118	299	2,560
Income taxes	(262)	(21)	(150)	(17)	61	(389)
Earnings before non-controlling interests, par income and preferred share dividends	1,020	449	241	101	360	2,171
Less:
Non-controlling interests	19	–	7	–	1	27
Par policyholders’ income (loss)	6	1	–	–	–	7
Preferred share dividends	–	–	–	–	48	48
Common shareholders’ net income	995	448	234	101	311	2,089

For the year ended December 31, 2005

(in millions of Canadian dollars)	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Total
Expected profit on in-force business	728	411	293	44	64	1,540
Impact of new business	(33)	(63)	–	(46)	(18)	(160)
Experience gains and losses	179	63	–	1	124	367
Management actions and changes in assumptions	285	42	–	21	(217)	131
Other	–	–	–	–	–	–
Earnings on operations (pre-tax)	1,159	453	293	20	(47)	1,878
Earnings on surplus	214	155	–	39	144	552
Earnings before income taxes	1,373	608	293	59	97	2,430
Income taxes	(385)	(113)	(110)	(17)	94	(531)
Earnings before non-controlling interests, par income and preferred share dividends	988	495	183	42	191	1,899
Less:
Non-controlling interests	17	(1)	4	–	3	23
Par policyholders’ income (loss)	8	1	–	–	–	9
Preferred share dividends	–	–	–	–	24	24
Common shareholders’ net income	963	495	179	42	164	1,843

102    Sun Life Financial Inc. | Annual Report 2006

SIX-YEAR SUMMARY BY SEGMENT

(in millions of Canadian dollars)	2006	2005	2004	2003	2002	2001
Total assets under management(1) (As at December 31)
SLF Canada	124,103	114,339	105,150	99,131	88,042	52,505
SLF United States	73,519	67,956	67,235	68,013	83,301	78,517
MFS	218,803	190,073	176,221	181,982	179,384	220,163
SLF Asia	8,921	7,326	2,492	2,154	2,236	1,852
Corporate	24,745	21,485	22,505	22,711	24,939	22,725
Consolidation adjustments	(13,606)	(13,790)	(13,953)	(14,913)	(17,232)	(24,015)
Total company	436,485	387,389	359,650	359,078	360,670	351,747

Total revenue(1) (For the year ended December 31)
SLF Canada	9,333	8,658	8,162	8,189	6,305	3,855
SLF United States	10,465	9,161	9,429	9,663	11,877	7,811
MFS	1,662	1,648	1,700	1,684	1,979	2,273
SLF Asia	1,022	759	694	611	669	464
Corporate	2,164	1,995	2,137	2,330	2,653	2,600
Consolidation adjustments	(359)	(303)	(392)	(421)	(382)	(188)
Total company	24,287	21,918	21,730	22,056	23,101	16,815

Net income from continuing operations (For the year ended December 31)
SLF Canada	1,001	971	907	770	482	207
SLF United States	449	496	392	305	360	226
MFS	234	179	114	(43)	174	231
SLF Asia	101	42	45	37	24	20
Corporate	359	188	235	237	(10)	197
Total company	2,144	1,876	1,693	1,306	1,030	881

(1)              Certain amounts for prior years were reclassified to conform with the presentation adopted in 2006.

Sun Life Financial Inc. | sunlife.com    103

ELEVEN-YEAR SUMMARY

(in millions of Canadian dollars)	10-year average compound growth rate %	5-year average compound growth rate %	2006
Assets(1) (As at December 31)
General fund assets	9.9	8.0	117,831
Segregated fund net assets	10.4	7.8	70,789
Mutual funds and other assets under management	13.5	2.1	247,865
Total assets under management	11.9	4.4	436,485
Total equity	12.8	17.3	17,184

Business results(1) (For the year ended December 31)
Revenue
Premiums
Annuities	10.9	5.1	5,380
Life insurance	7.6	10.4	6,168
Health insurance	9.7	15.6	3,061
Total premiums	9.1	9.1	14,609
Net investment income	6.6	9.9	6,664
Fee income	10.5	(1.3)	3,014
Total revenue	8.5	7.6	24,287

Payments to policyholders, beneficiaries and depositors(2)	7.4	7.7	13,730
Increase in actuarial liabilities	10.5	8.3	2,525
Commissions and expenses	8.9	4.1	5,149
Interest expenses	13.0	14.0	323
Income taxes	2.5	4.9	389
Non-controlling interests in net income of subsidiaries	n/a	(16.9)	27
Net income from continuing operations	15.9	19.5	2,144
Write-off of Confederation Life goodwill	n/a	n/a	–
Loss from discontinued operations, net of income taxes	n/a	n/a	–
Total net income	15.9	19.5	2,144

Business statistics
Life insurance in-force(3)			1,083,699
Mutual fund sales			20,412
Managed fund sales(4)			26,116
Segregated fund deposits(1)			8,753

Employees			14,264

(1)              Certain amounts for prior years were reclassified to conform with the presentation adopted in 2006.

(2)              Includes net transfers to segregated funds.

(3)              Includes reinsurance assumed.

(4)              Includes intercompany sales.

104    Sun Life Financial Inc. | Annual Report 2006

(in millions of Canadian dollars)	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
Assets(1) (As at December 31)
General fund assets	110,866	107,803	109,263	123,508	80,328	55,010	54,241	54,319	49,700	45,709
Segregated fund net assets	60,984	56,564	54,086	52,755	48,544	49,533	46,524	39,213	30,519	26,250
Mutual funds and other assets under management	215,539	195,283	195,729	184,407	222,875	223,990	200,538	157,074	106,035	69,820
Total assets under management	387,389	359,650	359,078	360,670	351,747	328,533	301,303	250,606	186,254	141,779
Total equity	15,546	14,415	13,980	14,915	7,725	6,517	5,690	5,875	5,715	5,152

Business results(1) (For the year ended December 31)
Revenue
Premiums
Annuities	4,556	4,588	4,805	7,402	4,196	4,371	3,494	2,408	2,488	1,917
Life insurance	5,683	5,948	6,325	5,403	3,759	3,523	3,602	3,541	3,126	2,968
Health insurance	2,701	2,367	2,413	2,070	1,482	1,495	1,723	1,633	1,325	1,208
Total premiums	12,940	12,903	13,543	14,875	9,437	9,389	8,819	7,582	6,939	6,093
Net investment income	6,079	5,924	5,703	5,131	4,162	3,839	4,261	4,097	3,836	3,526
Fee income	2,899	2,903	2,810	3,095	3,216	3,318	2,609	2,017	1,430	1,113
Total revenue	21,918	21,730	22,056	23,101	16,815	16,546	15,689	13,696	12,205	10,732

Payments to policyholders, beneficiaries and depositors(2)	13,506	13,114	13,470	13,017	9,486	9,291	10,200	9,155	7,945	6,719
Increase in actuarial liabilities	872	1,425	1,510	3,822	1,697	1,611	934	473	710	931
Commissions and expenses	4,837	4,929	5,107	4,856	4,209	4,230	3,901	3,238	2,617	2,193
Interest expenses	273	278	292	268	168	159	161	182	145	95
Income taxes	531	263	357	70	306	386	283	310	269	304
Non-controlling interests in net income of subsidiaries	23	28	14	38	68	67	46	24	8	–
Net income from continuing operations	1,876	1,693	1,306	1,030	881	802	164	314	511	490
Write-off of Confederation Life goodwill	–	–	–	–	–	–	–	260	–	–
Loss from discontinued operations, net of income taxes	–	–	–	36	–	–	–	–	–	–
Total net income	1,876	1,693	1,306	994	881	802	164	54	511	490

Business statistics
Life insurance in-force(3)	969,698	950,695	970,397	1,139,308	628,206	561,389	673,322	670,094	588,773	514,337
Mutual fund sales	20,329	19,884	27,491	31,668	39,466	45,614	38,123	33,849	18,791	13,150
Managed fund sales(4)	31,135	23,981	25,202	29,683	31,953	25,869	13,939	12,255	10,304	3,860
Segregated fund deposits(1)	7,205	7,145	5,968	6,642	5,851	8,318	4,137	4,345	3,430	3,719

Employees	14,338	13,802	13,560	14,905	11,702	11,328	11,046	10,717	10,200	9,750

Sun Life Financial Inc. | sunlife.com    105

BOARD GOVERNANCE

The mission of the Board of Directors is to be a strategic asset of the organization measured by the effective execution of the Board of Directors’ overall stewardship role and the contribution the directors make – individually and collectively – to the long-term success of the enterprise. The Board strives for continual improvement in its corporate governance processes and practices in order to better execute its mandate.

The Board regularly reviews its corporate governance processes and practices to ensure consistency with evolving best practices, the Company’s governing statute, the Insurance Companies Act (Canada), the Canadian Securities Administrators’ (“CSA”) Corporate Governance Guidelines, the New York Stock Exchange (“NYSE”) Corporate Governance Rules and the Guidelines issued by the Office of the Superintendent of Financial Institutions for Effective Corporate Governance in Federally Regulated Financial Institutions.

Reports outlining the Company’s corporate governance practices as required by the CSA Corporate Governance Guidelines and a comparison to the NYSE Corporate Governance Rules can be found in the 2007 Management Information Circular. It is posted on the Company’s website: www.sunlife.com and on the SEDAR website: www.sedar.com.

BOARD OF DIRECTORS

All directors of Sun Life Financial Inc. are also directors of Sun Life Assurance Company of Canada. The Board has determined that all directors other than Donald A. Stewart are independent directors.

Ronald W. Osborne, FCA

Chairman of the Board

James C. Baillie

of Counsel, Torys LLP

George W. Carmany, III

President, G.W. Carmany and Company, Inc.

John H. Clappison, FCA

Corporate Director

David A. Ganong, C.M.

President, Ganong Bros. Limited

Germaine Gibara, CFA

President, Avvio Management Inc.

Krystyna T. Hoeg, CA

Corporate Director

David W. Kerr, CA

Corporate Director

Idalene F. Kesner

Chairperson, Department of Management

Frank P. Popoff Chair of Strategic Management

Kelley School of Business, Indiana University

Bertin F. Nadeau

Chairman and Chief Executive Officer, GescoLynx Inc.

Donald A. Stewart, FIA, FCIA

Chief Executive Officer

W. Vickery Stoughton

President and Chief Executive Officer, Magnevu Inc.

106    Sun Life Financial Inc. | Annual Report 2006

BOARD COMMITTEES

The Board delegates certain responsibilities to standing Board Committees to allow an in-depth review of issues. The following is a brief summary of some of the key responsibilities of the four Board Committees.

All members of Board Committees are independent directors.

The Audit and Conduct Review Committee oversees the integrity of financial statements and information provided to shareholders, compliance with financial regulatory requirements, the adequacy and effectiveness of the internal control environment, and the qualifications, independence and performance of the External Auditors.

Krystyna T. Hoeg, Chair

James C. Baillie

John H. Clappison

Germaine Gibara

David W. Kerr

The Governance Committee is responsible for developing effective corporate governance guidelines and processes within Sun Life Financial, assessing the effectiveness of the Board of Directors and its Committees, including the contribution of individual directors and the Chairman of the Board and recommending nominees for election as directors.

Bertin F. Nadeau, Chairman
Germaine Gibara
Idalene F. Kesner
Ronald W. Osborne
W. Vickery Stoughton

The Management Resources Committee is responsible for succession planning for the position of Chief Executive Officer and other senior management positions, overseeing the review of senior management performance and approving their remuneration, assessing compensation policies and overseeing employee pension plans.

David W. Kerr, Chairman

George W. Carmany, III

David A. Ganong

Bertin F. Nadeau

W. Vickery Stoughton

The Risk Review Committee is responsible for ensuring the identification of major areas of risk facing the organization and developing strategies to manage those risks, reviewing compliance with risk management policies and reports related to compliance with legal and regulatory matters.

James C. Baillie, Chairman
George W. Carmany, III
John H. Clappison
David A. Ganong
Krystyna T. Hoeg
Idalene F. Kesner

Sun Life Financial Inc. | sunlife.com    107

INTERNATIONAL LEADERSHIP

Donald A. Stewart*

Chief Executive Officer

CORPORATE OFFICE
Thomas A. Bogart*
Executive Vice-President and
General Counsel

Dean A. Connor*
Executive Vice-President

Richard P. McKenney*
Executive Vice-President and
Chief Financial Officer+

Michael P. Stramaglia*
Executive Vice-President and
Chief Risk Officer

Gary M. Comerford
Senior Vice-President, International

Greta R. Cusworth
Senior Vice-President,
International Initiatives

Wayne A. Daniel
Senior Vice-President, Reinsurance

Colm J. Freyne
Senior Vice-President and Chief Auditor

Nigel I. Hodges
Senior Vice-President, Finance

K. Louise McLaren
Senior Vice-President and
Chief Human Resources Officer

Robert J. Sharkey
Senior Vice-President

Peter Q.M. van Dijk
Senior Vice-President, Tax

Robert W. Wilson
Senior Vice-President and Chief Actuary

Dr. Judith M. Beamish
Vice-President and Chief Medical Director

Thomas J. Clulow
Vice-President, Corporate Development

Michel R. Leduc
Vice-President, Public and Corporate Affairs

Christine I. Mackiw
Vice-President, Records Management and
Chief Privacy Officer

Natalie A. Ochrym
Vice-President and Chief Compliance Officer

Kevin D. Strain
Vice-President, Investor Relations

Joan M. Wilson
Vice-President and Corporate Secretary

ENTERPRISE SERVICES
Robert W. Mansbridge*
Executive Vice-President and
Chief Information Officer

Gregory S. Ausman
Vice-President, Shared Business Services

Ian Campbell
Vice-President, Shared Technology Services

Carol A. Osler
Vice-President and Chief Information
Security Officer

R. Scott Park
Vice-President, Enterprise Architecture

Vijay K. Singh
Vice-President and Managing Director,
India Services and Technology Centre

Virginia R. Woodhouse
Vice-President, Enterprise Application
Services

INVESTMENTS
James M.A. Anderson*
Executive Vice-President and
Chief Investment Officer

John (Jack) T. Donnelly
Senior Managing Director –
Investment Products and Strategies

Timothy J. Monahan
Senior Managing Director –
Head of North American Mortgages

Thomas V. Pedulla
Senior Managing Director –
Head of North American Real Estate

Thomas J. Robinson
Senior Managing Director –
Head of North American Private Fixed Income

Leo D. Saraceno
Senior Managing Director –
Head of North American Equities

Candace G. Shaw
Senior Managing Director –
Head of North American Public Fixed Income

*                    Member of Executive Team

+                   Paul W. Derksen, Executive Vice-President and Chief Financial Officer, retired on February 28, 2007.

108    Sun Life Financial Inc. | Annual Report 2006

SUN LIFE FINANCIAL CANADA

Kevin P. Dougherty*

President

Mary De Paoli

Senior Vice-President,

Group Retirement Services

Mark W. DeTora

Senior Vice-President,

Individual Insurance and Investments

Jack F. Garramone

President, Clarica Financial Services Inc.

Vicken Kazazian

Senior Vice-President,

Business and Human Resources

Larry R. Madge

Vice-President and Chief Actuary

Dominique S. Mailloux

Senior Vice-President, Application Services

William K. McCollam

Vice-President, Customer Solutions

William R. Minucci

Senior Vice-President and General Counsel

Dikran Ohannessian

Senior Vice-President and

Chief Financial Officer

Brigitte Parent

Senior Vice-President, Group Benefits

SUN LIFE FINANCIAL U.S.

Robert C. Salipante*

President

Claude A. Accum

President, Sun Life Retirement

Services (U.S.), Inc.

Scott M. Davis

Senior Vice-President and General Counsel

Mary M. Fay

Senior Vice-President and General Manager,

Annuities

Ronald H. Friesen

Senior Vice-President and

Chief Financial Officer

Keith Gubbay

Senior Vice-President and Chief Actuary

Kevin J. Hart

President, Sun Life Financial Distributors, Inc.

Michael E. Shunney

Senior Vice-President and General Manager,

Group Insurance

Michele G. Van Leer

Senior Vice-President and General Manager,

Individual Insurance

Michael E. Weiss

President, Independent Financial Marketing

Group, Inc.

Janet V. Whitehouse

Senior Vice-President,

Human Resources and Public Relations

John R. Wright

Executive Vice-President, Operations

SUN LIFE FINANCIAL U.K.

David W. Davies

Chairman

Janet C. Fuller

Chief Executive Officer

SUN LIFE FINANCIAL ASIA

Stephan Rajotte*

President

David D. Bailey

Vice-President and Chief Financial Officer

Janet M. De Silva

President, Sun Life Financial China

President and Chief Executive Officer, Sun Life

Everbright Life Insurance Company Limited

Barry S. Halpern

President Director, PT Sun Life Financial

Indonesia

Henry Joseph M. Herrera

President and Chief Executive Officer,

Sun Life of Canada (Philippines), Inc.

Lingde Hong

Vice-President, Business Development

Venky Mysore

Vice-President and Country Head, India

Geoffrey R. Saggers

Chief Executive Officer,

Sun Life Hong Kong Limited

Kent A. Savage

Vice-President and General Counsel

Peter D. Walker

Vice-President and Actuary

MASSACHUSETTS FINANCIAL SERVICES COMPANY (MFS)

Robert C. Pozen

Chairman

Robert J. Manning

Chief Executive Officer, President

and Chief Investment Officer

McLEAN BUDDEN LIMITED

Douglas W. Mahaffy

Chairman and Chief Executive Officer

Roger J. Beauchemin

President and Chief Operating Officer

*                    Member of Executive Team

Sun Life Financial Inc. | sunlife.com    109

SUBSIDIARY AND AFFILIATE COMPANIES

SUN LIFE FINANCIAL INC.

As at December 31, 2006

	Address of head or	Book value of	Per cent of voting
Company	principal office	shares owned*	shares owned
Sun Life Assurance Company of Canada	Toronto, Canada	13,788	100%
Amaulico Fund Ltd.	Calgary, Canada		100%
Amaulico Ltd.	Calgary, Canada		100%
BestServe Financial Limited	Central, Hong Kong		100%
Wisdom Wealth Management Limited	Central, Hong Kong		100%
Clarica Financial Services Inc.	Waterloo, Canada		100%
Clarica Investco Inc.	Waterloo, Canada		100%
Clarica MEEL Holdings Limited	Waterloo, Canada		100%
Clarica Trustco Inc.	Waterloo, Canada	65	100%
Sun Life Financial Trust Inc.	Waterloo, Canada	60	100%
Crosspointe Shops II LLC	Wellesley Hills, USA		100%
Crosspointe Shops I LLC	Wellesley Hills, USA		100%
Lease Administration Corporation	Toronto, Canada		66.67%
Plaza West LLC	Wellesley Hills, USA		100%
PT Sun Life Financial Indonesia	Jakarta, Indonesia	8	94.89%
Sun Barnes Crossing, LLC	Wellesley Hills, USA		100%
Sun Encore, LLC	Wellesley Hills, USA		100%
Sun Grand Parkway GP, LLC	Austin, USA		100%
Sun Grand Parkway, L.P.	Austin, USA		100%
Sun Lakewood GP, LLC	Austin, USA		100%
Sun Lakewood, L.P.	Austin, USA		100%
Sun Life (Hungary) Group Financing Limited Liability Company	Hrsz, Hungary		100%
Sun Life (India) AMC Investments Inc.	Toronto, Canada	35	100%
Birla Sun Life Asset Management Company Limited	Mumbai, India		50%
Sun Life (India) Distribution Investments Inc.	Toronto, Canada		100%
Birla Sun Life Distribution Company Limited	Mumbai, India		50.0001%
BSDL Insurance Advisory Services Ltd.	Maharashtra, India		50.0001%
Sun Life Assurance Company of Canada (Barbados) Limited	Bridgetown, Barbados		100%
Sun Life Capital Trust	Toronto, Canada		100%
Sun Life Everbright Life Insurance Company Limited	Tianjin, People’s Republic of China		50%
Sun Life Financial (Bermuda) Holdings, Inc.	Wellesley Hills, USA	6	100%
Sun Life Financial Insurance and Annuity Company (Bermuda) Ltd.	Hamilton, Bermuda	6	100%
Sun Life Financial (Hungary) Investments Inc.	Toronto, Canada		100%
Sun Life Financial (India) Insurance Investments Inc.	Toronto, Canada	16	100%
Birla Sun Life Insurance Company Limited	Mumbai, India		26%
Sun Life Financial (Mauritius) Inc.	Port Louis, Republic of Mauritius		100%
Sun Life India Service Centre Private Limited	Mumbai, India		100%
Sun Life Financial Advisory Inc.	Montreal, Canada		100%
Sun Life Financial Global Funding, L.P.	Wellesley Hills, USA		100%
Sun Life Financial Global Funding, U.L.C.	Wellesley Hills, USA		100%
Sun Life Financial Global Funding, L.L.C.	Wellesley Hills, USA		100%
Sun Life Financial Investments (Bermuda) Ltd.	Hamilton, Bermuda		100%
Sun Life Financial LTC Solutions Inc.	Waterloo, Canada		100%
Sun Life Financial of Canada UK Limited	Basingstoke, United Kingdom	759	100%
Sun Life of Canada UK Holdings Limited	Basingstoke, United Kingdom		100%
SLC Financial Services (U.K.) Limited	Basingstoke, United Kingdom		100%
Sun Life Assurance Company of Canada (U.K.) Limited	Basingstoke, United Kingdom	718	100%
BHO Lease Company Limited	Jersey, Channel Islands		100%
Sun Life Financial of Canada Trustee Limited	Basingstoke, United Kingdom		100%
Sun Life of Canada Nominees Limited	Basingstoke, United Kingdom		100%
Sun Life Financial Realty Advisors Inc.	Toronto, Canada		100%
Sun Life Hong Kong Limited	Central, Hong Kong	729	100%
Sun Life Financial (Hong Kong) Limited	Central, Hong Kong		100%
Sun Life Trustee Company Limited	Central, Hong Kong		100%
Sun Life Information Services Canada, Inc.	Toronto, Canada		100%
Sun Life Information Services Ireland Limited	Waterford, Ireland		100%
Sun Life Insurance (Canada) Limited	Toronto, Canada	176	100%
Sun Life of Canada (U.K.) Overseas Investment Limited	Basingstoke, United Kingdom	231	100%
Sun Life of Canada (Netherlands) B.V.	Rotterdam, Netherlands		100%
Sun Life of Canada (Philippines), Inc.	Manila, Philippines	223	99.99%
Sun Life Asset Management Company, Inc.	Manila, Philippines		99.98%
Sun Life Financial Plans, Inc.	Manila, Philippines		99.98%
Sun Life Prosperity GS Fund, Inc.	Manila, Philippines		59.39%
Sun Life Prosperity Money Market Fund, Inc.	Manila, Philippines		50.01%
Sun Life of Canada International Assurance Limited	Bridgetown, Barbados		100%
Sun Life Reinsurance (Ireland) Limited	Dublin, Ireland	108	100%
Sun Starlite, LLC	Wilmington, USA		100%

*                    The book values (in millions of Canadian dollars) of the principal operating companies and principal holding companies that are subsidiaries of Sun Life Financial Inc. are shown and are based on the equity method.

110    Sun Life Financial Inc. | Annual Report 2006

	Address of head or	Book value of	Per cent of voting
Company	principal office	shares owned*	shares owned
2053812 Ontario Inc.	Toronto, Canada		100%
6425411 Canada Inc.	Toronto, Canada		100%
Sun Life Investments LLC	Wellesley Hills, USA		100%
6560016 Canada Inc.	Toronto, Canada		100%
Sun Life Reinsurance (Barbados) No. 2 Corp.	St. Michael, Barbados		100%
Sun Life Financial Corp.	Toronto, Canada	3,184	100%
McLean Budden Limited	Toronto, Canada	69	55.80%
McLean Budden Funds Inc.	Toronto, Canada		55.80%
Sun Life Assurance Company of Canada – U.S. Operations Holdings, Inc.	Wellesley Hills, USA	3,462	100%
Sun Capital Advisers LLC	Wellesley Hills, USA		100%
Sun Life Financial (Japan), Inc.	Wellesley Hills, USA		100%
Sun Life Financial (U.S.) Holdings, Inc.	Wellesley Hills, USA		100%
IFMG Securities, Inc.	Purchase, USA		100%
IFMG of Oklahoma, Inc.	Purchase, USA		100%
IFS Agencies of Alabama, Inc.	Purchase, USA		100%
IFS Agencies of New Mexico, Inc.	Purchase, USA		100%
IFS Agencies, Inc.	Purchase, USA		100%
IFS Insurance Agencies of Ohio, Inc.	Purchase, USA		100%
IFS Insurance Agencies of Texas, Inc.	Purchase, USA		100%
Independent Financial Marketing Group, Inc.	Purchase, USA		100%
LSC Insurance Agency of Arizona, Inc.	Purchase, USA		100%
MFS Retirement Services, Inc.	Boston, USA		100%
Sun Life Financial (U.S.) Investments LLC	Wellesley Hills, USA	3,349	100%
Sun Life of Canada (U.S.) Financial Services Holdings, Inc.	Boston, USA	714	99.71%
Massachusetts Financial Services Company	Boston, USA	306	95.55%
MFS Fund Distributors, Inc.	Boston, USA		95.55%
MFS Heritage Trust Company	Manchester, USA		95.55%
MFS Institutional Advisors, Inc.	Boston, USA		95.55%
MFS Institutional Advisors (Australia) Ltd.	Sydney, Australia		95.55%
MFS International Ltd.	Hamilton, Bermuda		95.55%
MFS do Brasil Desenvolvimento de Mercado Ltda.	Sao Paulo, Brazil		95.55%
MFS International (U.K.) Ltd.	London, United Kingdom		95.55%
MFS Investment Management Company (LUX) S.A.	Boston, USA		95.55%
MFS Japan Holdings LLC	Boston, USA		95.55%
MFS Investment Management K.K.	Tokyo, Japan		95.55%
MFS Service Center, Inc.	Boston, USA		95.55%
Sun Life of Canada (U.S.) Holdings, Inc.	Wellesley Hills, USA	2,574	100%
Sun Canada Financial Co.	Wellesley Hills, USA		100%
Sun Life Assurance Company of Canada (U.S.)	Wellesley Hills, USA	2,804	100%
7101 France Avenue Manager, LLC	Wellesley Hills, USA		100%
7101 France Avenue, LLC	Wellesley Hills, USA		100%
Clarendon Insurance Agency, Inc.	Wellesley Hills, USA		100%
Independence Life and Annuity Company	Wellesley Hills, USA		100%
SLF Private Placement Investment Company I, LLC	Wellesley Hills, USA		100%
Sun Life Insurance and Annuity Company of New York	New York, USA	376	100%
SLNY Private Placement Investment Company I, LLC	Wilmington, USA		100%
Sun Life of Canada (U.S.) Holdings General Partner LLC	Wellesley Hills, USA		100%
Sun Life of Canada (U.S.) SPE 97-I, Inc.	Wellesley Hills, USA		100%
Sun MetroNorth, LLC	Wellesley Hills, USA		100%
Sun Parkaire Landing LLC	Wellesley Hills, USA		100%
Sun Life Financial (U.S.) Finance, Inc.	Wellesley Hills, USA		100%
Sun Life of Canada (U.S.) Capital Trust I	Wellesley Hills, USA		100%
Sun Life of Canada (U.S.) Limited Partnership I	Wellesley Hills, USA		100%
Sun Life Financial Distributors, Inc.	Wellesley Hills, USA		100%
3060097 Nova Scotia Company	Halifax, Canada		100%
Sun Life Financial (CI Holdings) Inc.	Toronto, Canada	850	100%
CI Financial Income Fund	Toronto, Canada		36%
Sun Life (Barbados) Holdings No. 1 Limited	St. Michael, Barbados		100%
Sun Life (Barbados) Holdings No. 2 Limited	St. Michael, Barbados		100%
Sun Life (Barbados) Holdings No. 3 Limited	St. Michael, Barbados		100%
Sun Life (Poland) Group Financing sp. z.o.o.	Warsaw, Poland		100%
Sun Life Financial Global Funding II, L.P.	Wellesley Hills, USA		100%
Sun Life Financial Global Funding II, U.L.C.	Wellesley Hills, USA		100%
Sun Life Financial Global Funding II, L.L.C.	Wellesley Hills, USA		100%
Sun Life Financial Global Funding III, L.P.	Wellesley Hills, USA		100%
Sun Life Financial Global Funding III, U.L.C.	Wellesley Hills, USA		100%
Sun Life Financial Global Funding III, L.L.C.	Wellesley Hills, USA		100%
Sun Life Financial Reinsurance (Barbados) Limited	St. Michael, Barbados		100%
2097261 Ontario Inc.	Toronto, Canada		100%
2109578 Ontario Inc.	Toronto, Canada		100%
6183271 Canada Inc.	Toronto, Canada		100%
Sun Life Financial (Chile) S.A.	Santiago, Chile		100%
6183298 Canada Inc.	Toronto, Canada		100%
6324983 Canada Inc.	Toronto, Canada		100%

*                    The book values (in millions of Canadian dollars) of the principal operating companies and principal holding companies that are subsidiaries of Sun Life Financial Inc. are shown and are based on the equity method.

Sun Life Financial Inc. | sunlife.com    111

MAJOR OFFICES

The following is contact information for Sun Life Financial’s major offices and joint venture companies around the world. For inquiries and customer service, please contact the appropriate office in your area.

Sun Life Financial Canada

Canadian Headquarters

227 King Street South

Waterloo, Ontario

Canada N2J 4C5

Tel: 519-888-3900

Call Centre: 1 800 SUN-LIFE/1 800 786-5433

Mon. to Fri. 8:00 a.m. – 8:00 p.m. Eastern Time

Website: www.sunlife.ca

Toronto Office

225 King Street West

Toronto, Ontario

Canada M5V 3C5

Tel: 416-408-7500

Call Centre: 1 800 SUN-LIFE/1 800 786-5433

Mon. to Fri. 8:00 a.m. – 8:00 p.m. Eastern Time

Website: www.sunlife.ca

Montreal Office

1155 Metcalfe Street

Montreal, Quebec

Canada H3B 2V9

Tel: 514-866-6411

Call Centre: 1 800 SUN-LIFE/1 800 786-5433

Mon. to Fri. 8:00 a.m. – 8:00 p.m. Eastern Time

Website: www.sunlife.ca

Sun Life Financial U.S.

One Sun Life Executive Park

Wellesley Hills, Massachusetts

USA 02481

Tel: 781-237-6030

Call Centre: 1 800 SUN-LIFE/1 800 786-5433

Mon. to Fri. 8:00 a.m. – 5:00 p.m. Eastern Time

Website: www.sunlife-usa.com

Bermuda

Victoria Hall

11 Victoria Street

Hamilton HM 11, Bermuda

Tel: (441) 296-3084

Website: www.sunlife.bm

Sun Life Financial U.K.

Matrix House

Basing View, Basingstoke

Hampshire

United Kingdom RG21 4DZ

Tel: (0870) 160-5040

Call Centre: (0870) 161-1111

Mon. to Fri. 8:00 a.m. – 6:00 p.m.

Website: www.sunlifeofcanada.co.uk

Sun Life Financial Asia

Regional Headquarters

2001 Two Pacific Place

88 Queensway

Hong Kong

Tel: (852) 2918-3888

China

Sun Life Everbright Life Insurance

Company Limited

37/F Tianjin International Building

75 Nanjing Road

Tianjin, China 300050

Tel: (8622) 2339-1188

Website: www.sunlife-everbright.com

Beijing Representative Office

Suite 1207

China Resources Building

No. 8, Jianguomenbei Avenue

Beijing, China 100005

Tel: (8610) 8519-2510

Hong Kong

20th Floor, One Exchange Square

Central, Hong Kong

Tel: (852) 2103-8888

Call Centre: (852) 2103-8928

Mon. to Fri. 9:00 a.m. – 5:45 p.m.

Website: www.sunlife.com.hk

India

Birla Sun Life Insurance Company Limited

Vaman Centre, 5th & 6th Floors

Makhwana Road, Andheri (East)

Mumbai, India 400 059

Tel: 91-22-6678-3333

Mon. to Fri. 9:30 a.m. – 6:30 p.m.

Website: www.birlasunlife.com

Birla Sun Life Asset Management

Company Limited

Ahura Centre, 2nd Floor, Tower A

Mahakali Caves Road, Andheri (East)

Mumbai, India 400 093

Tel: 91-22-6692-8000

Mon. to Fri. 9:30 a.m. – 6:00 p.m.

Website: www.birlasunlife.com

Birla Sun Life Distribution Company Limited

1st Floor, Industry House

159, Churchgate Reclamation

Mumbai, India 400 020

Tel: 91-22-6716-8200

Website: www.birlasunlife.com

Indonesia

World Trade Centre, 8th & 9th Floors

JL Jend. Sudirman Kav 29-31

Jakarta, Indonesia 12920

Tel: (6221) 5289-0000

Call Centre: (6221) 5289-0088

Toll Free: 08001401262

Mon. to Fri. 8:30 a.m. – 5:30 p.m.

Website: www.sunlife.co.id

Philippines

12th Floor, The Enterprise Centre Tower 2

6766 Ayala Avenue cor.

Paseo de Roxas

Makati City, Philippines 1226

Tel: (632) 886-6188

Call Centre: (632) 849-9888

In the Provinces call 1 800 10-SUNLIFE via PLDT

Mon. to Fri. 8:00 a.m. – 6:00 p.m.

Website: www.sunlife.com.ph

112    Sun Life Financial Inc. | Annual Report 2006

CORPORATE AND SHAREHOLDER INFORMATION

For information about the Sun Life Financial group of companies, corporate news and financial results, please visit www.sunlife.com.

CORPORATE OFFICE

Sun Life Financial Inc.

150 King Street West

Toronto, Ontario

Canada M5H 1J9

Tel: 416-979-9966

Website: www.sunlife.com

INVESTOR RELATIONS

For financial analysts, portfolio managers and institutional investors requiring information, please contact:

Kevin D. Strain

Vice-President, Investor Relations

Tel: 416-204-8163

Fax: 416-979-4080

E-mail: investor.relations@sunlife.com

Please note that financial information can also be obtained from www.sunlife.com.

TRANSFER AGENT

For information about your shareholdings, dividends, change in share registration or address, estate transfers, lost certificates, or to advise of duplicate mailings, please contact the Transfer Agent in the country where you reside. If you do not live in any of the countries listed, please contact the Canadian Transfer Agent.

CANADA

CIBC Mellon Trust Company

P.O. Box 7010

Adelaide Street Postal Station

Toronto, Ontario

Canada M5C 2W9

Within North America:

Tel: 1 877 224-1760 (English)

1 888 290-0048 (French)

Outside of North America:

Tel: 416-348-9412

Fax: 416-643-5501

E-mail: inquiries@cibcmellon.com

Website: www.cibcmellon.com

Shareholders can view their account details using CIBC Mellon Trust Company’s Internet service, Answerline®. Register at www.cibcmellon.com/answerlineregistration.

UNITED STATES

Mellon Investor Services LLC

480 Washington Blvd.

Jersey City, NJ 07310

Tel: 1 800 648-8393

E-mail: shrrelations@mellon.com

UNITED KINGDOM

Capita IRG Plc

34 Beckenham Road

Beckenham, Kent

United Kingdom BR3 4TU

Within the U.K.:

Tel: (0845) 602 1587

Outside the U.K.:

Tel: +44 20 8639 2064

E-mail: ssd@capitaregistrars.com

PHILIPPINES

The Hongkong and Shanghai Banking

Corporation Limited

30/F The Discovery Suites

#25 ADB Avenue

Ortigas Centre, Pasig City 1605

Metro Manila, Philippines

From Metro Manila:

Tel: (632) 683-2601

From the Provinces: 1 800 1 888-2422

HONG KONG

Computershare Hong Kong Investor

Services Limited

Hopewell Centre, 18th Floor

Rooms 1806–1807

183 Queen’s Road East

Wanchai, Hong Kong

Tel: (852) 2862-8628

E-mail: hkinfo@computershare.com.hk

SHAREHOLDER SERVICES

For shareholder account inquiries, please contact the Transfer Agent in the country where you reside, or Shareholder Services:

Fax: 416-598-3121

English E-mail:

shareholderservices@sunlife.com

French E-mail:

servicesauxactionnaires@sunlife.com

DIVIDENDS

2007 DIVIDEND DATES

Common shares

Record dates	Payment dates
February 21	April 2
May 23*	July 3
August 22*	October 1
November 21*	January 2
* Subject to approval by the Board of Directors

DIRECT DEPOSIT OF DIVIDENDS

Common shareholders receiving dividends in Canadian or U.S. dollars may have their dividend payments deposited directly into their bank account.

A detachable enrolment form is located on the back of Sun Life Financial’s dividend cheque. The Request for Electronic Payment of Dividends Form is also available for downloading from the Investor Centre on CIBC Mellon’s website, www.cibcmellon.com, or you can contact CIBC Mellon to have one sent to you.

CANADIAN DIVIDEND REINVESTMENT AND SHARE PURCHASE PLAN

Canadian-resident common shareholders can enrol in the Dividend Reinvestment and Share Purchase Plan. For details visit our website at www.sunlife.com or contact the Plan Agent, CIBC Mellon at inquiries@cibcmellon.com.

COMMON SHARE REPURCHASES

Sun Life Financial Inc. is engaged in a normal course issuer bid through the facilities of the Toronto Stock Exchange and may repurchase up to 28,565,318 of its common shares during the one year period ending January 11, 2008.

A copy of Sun Life Financial Inc.’s Notice of Intention to Make a Normal Course Issuer Bid may be obtained, without charge, by contacting the Corporate Secretary or Investor Relations Department at the Corporate Office address in Toronto.

STOCK EXCHANGE LISTINGS

Sun Life Financial Inc. Class A Preferred Shares are listed on the Toronto Stock Exchange (TSX).

Ticker Symbols:	Series 1 – SLF.PR.A
Series 2 – SLF.PR.B
Series 3 – SLF.PR.C
Series 4 – SLF.PR.D
Series 5 – SLF.PR.E

Sun Life Financial Inc. common shares are listed on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges.

Ticker Symbol: SLF

As of January 31, 2007, there were 571,897,513 outstanding common shares, which are the only voting securities.

2007 ANNUAL MEETING

The Annual Meeting will be held on:

Date: Wednesday, May 9, 2007

Time: 10:00 a.m.

Place: The Carlu, College Park, 7th Floor

444 Yonge Street (at College Street)

Toronto, Canada

             This annual report is recyclable and is printed on acid-free paper stock. The cover and pages 1 through 8 contain 50% recycled fibre (25% post-consumer recycled fibre).

This report has been printed on paper stock that is FSC (Forest Stewardship Council) certified. FSC fibre used in the manufacture of the paper stock comes from well-managed forests independently certified by SmartWood according to Forest Stewardship Council rules.

Interbrand

Sun Life	150 King Street West
Financial Inc.	Toronto, Ontario
Canada M5H 1J9

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